     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 1, 2000


                                                      REGISTRATION NO. 333-38106
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 6

                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------


                               McDATA CORPORATION

             (Exact name of Registrant as specified in its Charter)

               DELAWARE                                 3669                                84-1421844
   (STATE OR OTHER JURISDICTION OF          (PRIMARY STANDARD INDUSTRIAL                 (I.R.S. EMPLOYER
    INCORPORATION OR ORGANIZATION)          CLASSIFICATION CODE NUMBER)               IDENTIFICATION NUMBER)

                            310 INTERLOCKEN PARKWAY
                              BROOMFIELD, CO 80021
                                 (303) 460-9200
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                               JOHN F. MCDONNELL
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER

                               McDATA Corporation

                            310 Interlocken Parkway
                              Broomfield, CO 80021
                                 (303) 460-9200
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                            ------------------------

                                   COPIES TO:

       MARGARET A. BROWN, ESQ.                  PAUL T. DACIER, ESQ.              WILLIAM J. SCHNOOR, JR., ESQ.
   SKADDEN, ARPS, SLATE, MEAGHER &           SENIOR VICE PRESIDENT AND           TESTA, HURWITZ & THIBEAULT, LLP
               FLOM LLP                           GENERAL COUNSEL                       HIGH STREET TOWER
          ONE BEACON STREET                       EMC CORPORATION                        125 HIGH STREET
           BOSTON, MA 02180                      35 PARKWOOD DRIVE                       BOSTON, MA 02110
            (617) 573-4800                      HOPKINTON, MA 01748                       (617) 248-7000
                                                   (508) 435-1000

                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.
                            ------------------------

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box. [ ]
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ] ____________
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement of the same offering. [ ] ____________
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement of the same offering. [ ] ____________
    If a delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT WILL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

        The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell securities, and we are not soliciting offers to buy these securities, in any state where the offer or sale is not permitted.

                   SUBJECT TO COMPLETION, DATED        , 2000

                               12,500,000 Shares

                              [McDATA Corp. LOGO]
                              CLASS B COMMON STOCK

                            ------------------------

     Prior to this public offering, there has been no public market for our Class B common stock. The initial public offering price of our Class B common stock is expected to be between $19.00 and $21.00 per share. We have applied to list the shares on The Nasdaq Stock Market's National Market under the symbol "MCDT."

     The underwriters have an option to purchase a maximum of 1,875,000 additional shares of Class B common stock to cover over-allotments of shares.

     INVESTING IN OUR CLASS B COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" ON PAGE 8.

                                                                 UNDERWRITING
                                                   PRICE TO      DISCOUNTS AND    PROCEEDS TO
                                                    PUBLIC        COMMISSIONS       MCDATA
                                                   --------      -------------    -----------
Per Share.....................................    $               $               $
Total.........................................    $               $               $

     Delivery of the shares of Class B common stock will be made on or about
            , 2000.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

CREDIT SUISSE FIRST BOSTON
                           DEUTSCHE BANC ALEX. BROWN
                                                     MERRILL LYNCH & CO.

               The date of this prospectus is             , 2000.

MCDATA
The Enterprise Storage Networking Company

                                                                  MCDATA ED-5000
                                                                     DIRECTOR
                                                                  --------------
                                                                   The Backbone
                                                                      of the
                                                                  Enterprise SAN



                                   [GRAPHIC]

[The graphic depicts images and lines representing an enterprise-wide network of services, storage facilities, workgroups and McDATA products.]



 MCDATA ES-1000 SWITCH                                     MCDATA EFC MANAGER
-----------------------                                -------------------------
Enables Enterprise-wide                                Manage the Enterprise SAN
  Data Centralization                                   From a Central Location


                MCDATA's ENTERPRISE STORAGE NETWORKING SOLUTION
                -----------------------------------------------

                           -------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
PROSPECTUS SUMMARY....................  2
RISK FACTORS..........................  8
OUR RELATIONSHIP WITH EMC AFTER THE
  OFFERING............................  20
INFORMATION REGARDING FORWARD-LOOKING
  STATEMENTS..........................  22
USE OF PROCEEDS.......................  23
DIVIDEND POLICY.......................  23
CAPITALIZATION........................  24
DILUTION..............................  25
SELECTED CONSOLIDATED FINANCIAL
  DATA................................  26
MANAGEMENT'S DISCUSSION AND ANALYSIS
  OF FINANCIAL CONDITION AND RESULTS
  OF OPERATIONS.......................  28
BUSINESS..............................  38

                                        PAGE
                                        ----
MANAGEMENT............................  53
RELATIONSHIPS AND RELATED PARTY
  TRANSACTIONS........................  62
ARRANGEMENTS BETWEEN MCDATA AND EMC...  63
PRINCIPAL STOCKHOLDERS................  71
DESCRIPTION OF CAPITAL STOCK..........  73
SHARES ELIGIBLE FOR FUTURE SALE.......  78
UNDERWRITING..........................  83
NOTICE TO CANADIAN RESIDENTS..........  86
LEGAL MATTERS.........................  87
EXPERTS...............................  87
WHERE YOU MAY FIND ADDITIONAL
  INFORMATION.........................  88
INDEX TO CONSOLIDATED FINANCIAL
  STATEMENTS..........................  F-1

                           -------------------------


     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION CONTAINED IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT, AND THIS DOCUMENT MAY BE AMENDED OR SUPPLEMENTED AFTER THAT DATE IN THE EVENT OF ANY SUBSEQUENT MATERIAL CHANGES.


                     DEALER PROSPECTUS DELIVERY OBLIGATION

     UNTIL                , 2000 ALL DEALERS EFFECTING TRANSACTIONS IN THESE
SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALER'S OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS AN UNDERWRITER AND WITH RESPECT TO UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                               PROSPECTUS SUMMARY

     The following summary highlights information that we present more fully elsewhere in this prospectus. You should read this entire prospectus, including "Risk Factors" and the consolidated financial statements and related notes, before deciding to invest in our Class B common stock. This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in such forward-looking statements as a result of factors described under "Risk Factors" and elsewhere in this prospectus.


                               McDATA Corporation



     We are a leading provider of high performance enterprise switches and related software for connecting servers and storage systems in a storage area network, or SAN, based on our historic market share in this segment. We sell our products through industry leading original equipment manufacturers, such as EMC Corporation, resellers, such as International Business Machines Corporation, and systems integrators. We invoice the value of sales at shipment and generally have on-going service arrangements with these customers or the ultimate end-users of our products. We combine years of experience in designing, developing and manufacturing high performance switching technologies with a knowledge of business critical applications, service and support to solve complex business problems at the core of a business enterprise's data infrastructure. Our products enable business enterprises to cost effectively deploy a comprehensive, highly available and centrally managed storage network to support growing storage capacity requirements.



     During the past decade, the volume and value of data created throughout business enterprises has increased dramatically. As a result, the demand for data storage capacity has exploded as enterprises increasingly need to access, process and manipulate data that is critical to their businesses. International Data Corporation, an independent information technology research firm referred to as IDC, estimates that multi-user disk storage grew from more than 7,000 terabytes in 1993 to more than 185,000 terabytes in 1999, and will reach more than 1.9 million terabytes in 2003. One terabyte is one trillion bytes.


     The growing dependence on data for fundamental business processes has also greatly increased the performance required of servers and storage systems. The inability of traditional server-to-storage connections to provide the needed performance enhancements has caused significant performance limitations.


     To address the limitations of traditional server-to-storage connections, fibre channel technology was introduced in the early 1990's as a means to facilitate high performance storage connectivity, accelerating the development of SANs. SANs enable fast, efficient and reliable transfer of data across multiple servers and storage devices to improve the management of data within an enterprise. However, to date, business enterprises have often deployed SANs only within particular areas of their organization, as opposed to on an enterprise-wide basis. This localized deployment requires that each SAN be administered and managed locally, which hinders access to and sharing of information on a centrally-managed enterprise-wide basis.


     Our solutions include hardware and software products, methodologies and education that enable businesses to scale their operations globally through a comprehensive, manageable, flexible data infrastructure that is optimized for rapid application deployment and responsiveness to customer needs.

     The advantages of our solutions include the following:

     - Scalability -- Dynamic Growth. Our solutions are designed to enable business enterprises to consolidate, add or reconfigure servers and storage assets within an enterprise-wide network of data storage and switching devices. The architecture of our products is designed to permit businesses to expand their computing and storage resource needs without causing business interruption or a decline in overall storage system performance.

     - Connectivity -- Interoperability. We are at the forefront of providing products that interoperate with the majority of popular servers and storage devices. Our products are designed to protect customers' investments in their information infrastructures.

     - Availability -- Information Anywhere, Anytime. Our products are designed to provide maximum availability by using fault-tolerant technology incorporating spare, or "redundant," components in the architecture of the products. These products offer internally redundant capabilities that enable customers to run their businesses on a 24x7 basis with 99.999%, or "five-nines," operational availability.

     - Manageability -- Comprehensive Control for Low Total Cost of
       Ownership. Our enterprise-wide switching and network management software solutions are designed to enable customers to manage their entire SAN fabric from a central point. Product features simplify the overall administration, service and support of the infrastructure, permitting more efficient use of personnel and increased data availability.


     - Performance -- High Price to Performance Value. We have designed the technology for our products to provide customers with more data transmission ports per switch. This results in a lower price per port than similarly sized products with fewer ports that must be networked together in order to provide the same number of available ports.

                            ------------------------

     We are a Delaware corporation with our principal executive offices at 310 Interlocken Parkway, Broomfield, Colorado 80021, and our telephone number is
(303) 460-9200. We maintain a Web site at www.mcdata.com. We do not, however, intend for our Web site to be part of this prospectus. In this prospectus, "McDATA," "we," "us" and "our" each refers to McDATA Corporation and its subsidiaries, and not to the underwriters or EMC. "EMC" refers to EMC Corporation and its subsidiaries, excluding McDATA.

     McDATA and McDATA's logo are trademarks of McDATA Corporation. All other brand names, logos, copyrights and trademarks appearing in this prospectus are the property of their respective owners.

                           OUR RELATIONSHIP WITH EMC

     We are currently an indirect, majority-owned subsidiary of EMC Corporation. Since October 1, 1997, EMC, through its direct, wholly-owned subsidiary, McDATA Holdings Corporation, has owned 100% of our Class A common stock. Each share of our Class A common stock entitles its holder to one vote per share, while each share of our Class B common stock entitles its holder to one-tenth (1/10) of one vote per share. The Class A common stock indirectly held by EMC will represent, immediately following this offering, approximately 97% of the combined voting power of both classes of our voting stock on a fully diluted basis. Since October 1, 1997, we have operated substantially as a separate company from McDATA Holdings Corporation and EMC under the direction of our board of directors, a majority of whom are unaffiliated with EMC.


     EMC currently plans to liquidate McDATA Holdings Corporation and distribute all of the shares of our Class A common stock to the holders of EMC's common stock on a pro rata basis approximately six to twelve months after the date of this offering. However, EMC is not obligated to complete this distribution, and this distribution may not occur by the anticipated time or at all. EMC will, in its sole discretion, determine whether to complete the distribution, and the timing, structure and all other terms of its distribution of our Class A common stock that it owns. EMC's distribution depends on, among other things, it receiving a private letter ruling from the Internal Revenue Service that its distribution of shares of our Class A common stock to its stockholders will be tax-free to EMC and its stockholders.


     EMC acquired McDATA in December 1995. In October 1997, EMC reorganized McDATA to separate our fibre channel business from EMC. As part of this reorganization, we became a company focused on designing, developing, manufacturing and selling fibre channel switching devices for connecting servers and storage systems in a SAN or other information infrastructure. We continue to provide, under a services agreement with McDATA Holdings Corporation, manufacturing and distribution management services for proprietary mainframe protocol, or ESCON(TM), switching solutions manufactured for and sold to IBM. In addition to this services agreement, in 1997 we entered into other agreements with EMC relating to our business and our relationship with EMC. In connection with the offering described in this prospectus, we have entered into additional agreements with EMC relating to the offering and the distribution by EMC of our Class A common stock to its stockholders and to our relationship with EMC after the completion of the offering. These agreements provide for, among other things, various interim and ongoing relationships with EMC. We have also entered into an OEM Purchase and License Agreement with EMC that governs EMC's purchases of our products. Each of the agreements between us and EMC is described more fully in the section of this prospectus titled "Arrangements between McDATA and EMC." The terms of these agreements, which were negotiated in the context of a parent-subsidiary relationship, may be less favorable to us than if they had been negotiated with unaffiliated third parties. See "Risk Factors -- Risks Related to our Relationship with EMC."

                                  THE OFFERING

Class B common stock
offered.......................   12,500,000 shares

Common stock to be outstanding
  after this offering:

  Class A common stock........   81,000,000 shares

  Class B common stock........   25,452,226 shares

Total.........................   106,452,226 shares

Underwriters' over-allotment
option........................   1,875,000 shares

Use of proceeds...............   We intend to use the net proceeds for general
                                 corporate purposes, including repayment of $1.9 million of outstanding indebtedness to McDATA
                                 Holdings Corporation, a wholly-owned subsidiary of EMC, capital expenditures and working capital.

Voting Rights:

  Class A common stock........   One (1) vote per share

  Class B common stock........   One-tenth ( 1/10) of one vote per share

Other common stock
provisions....................   The holders of our Class A common stock and
                                 Class B common stock generally have identical rights, except for the different voting rights described above.

Proposed Nasdaq National
Market trading symbol for the
  Class B common stock........   MCDT

                            ------------------------

     Unless otherwise indicated, all information contained in this prospectus:

     - assumes no exercise of the underwriters' option to purchase up to 1,875,000 additional shares of our Class B common stock to cover over-allotments; and

     - reflects a 2-for-1 split of our Class A and Class B common stock effected prior to the offering.

     The number of shares of our Class B common stock to be outstanding immediately after the offering:

     - is based upon 12,952,226 shares of our Class B common stock outstanding as of June 30, 2000; and

     - does not take into account 12,839,624 shares of our Class B common stock issuable upon the exercise of options outstanding as of June 30, 2000, at a weighted average exercise price of $3.26 per share.

                            ------------------------

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                    SIX MONTHS ENDED
                                             YEAR ENDED DECEMBER 31,                    JUNE 30,
                                 -----------------------------------------------   ------------------
                                 1995(1)   1996(1)   1997(1)    1998      1999      1999       2000
                                 -------   -------   -------   -------   -------   -------   --------
Consolidated statements of
  operations data:
Product revenue................  $11,851   $ 5,370   $ 4,035   $ 5,242   $29,466   $ 9,558   $ 26,475
Product revenue -- Parent......       --       526     1,336     5,632    48,111    13,264     68,794
Service revenue -- Parent......   22,438    26,304    27,652    25,674    17,686    11,368      8,326
                                 -------   -------   -------   -------   -------   -------   --------
Total revenue..................  $34,289   $32,200   $33,023   $36,548   $95,263   $34,190   $103,595
Gross profit...................   24,382    24,196    21,753    23,443    45,181    17,890     53,647
                                 -------   -------   -------   -------   -------   -------   --------
Income (loss) from
  operations...................    4,427     8,931    (1,230)   (8,565)     (273)   (1,784)    17,681
                                 -------   -------   -------   -------   -------   -------   --------
Net income (loss)..............  $ 2,805   $ 5,770   $  (574)  $(5,118)  $(1,033)  $(1,993)  $ 10,827
                                 =======   =======   =======   =======   =======   =======   ========

                                          Pro Forma Earnings
                                               per Share(2):
                                 ---------------------------
Basic net income (loss) per
  share........................  $  0.03   $  0.06   $ (0.01)  $ (0.06)  $ (0.01)  $ (0.02)  $   0.12
                                 =======   =======   =======   =======   =======   =======   ========
Shares used in computing basic
  net income (loss) per
  share........................   91,000    91,000    91,000    91,000    91,638    91,017     93,398
Diluted net income (loss) per
  share........................  $  0.03   $  0.06   $ (0.01)  $ (0.06)  $ (0.01)  $ (0.02)  $   0.11
                                 =======   =======   =======   =======   =======   =======   ========
Shares used in computing
  diluted net income (loss) per
  share........................   91,000    91,000    91,000    91,000    91,638    91,017    100,088

PRO FORMA INCOME DATA:
Pro forma net income
  (loss)(3)....................                                          $  (935)            $ 10,854
                                                                         =======             ========
Pro forma net income (loss) per
  share(3).....................                                          $ (0.01)            $   0.12
                                                                         =======             ========
Shares used in computing pro
  forma net income (loss) per
  share(3).....................                                           91,740               93,500
Pro forma diluted net income
  (loss) per share(3)..........                                          $ (0.01)            $   0.11
                                                                         =======             ========
Shares used in computing pro
  forma diluted net income
  (loss) per share(3)..........                                           91,740              100,190

                                                                    JUNE 30, 2000
                                                              -------------------------
                                                              ACTUAL     AS ADJUSTED(4)
                                                              -------    --------------
Consolidated balance sheet data:
Cash and cash equivalents...................................  $ 6,259       $237,525
Working capital.............................................   27,343        260,509
Total assets................................................   73,739        305,005
Short-term debt -- Parent...................................    1,900             --
Long-term portion of capital lease obligations..............    1,719          1,719
Total stockholders' equity..................................   43,985        277,151

-------------------------
(1) In October 1997, EMC reorganized McDATA to separate our fibre channel devices business from EMC. As part of this reorganization, we became a company focused on designing, developing, manufacturing and selling fibre channel switching devices. As a result, the historical financial information for the three years ended December 31, 1997 has been adjusted to reflect the impact of the reorganization as if it occurred at the beginning of 1995.
(2) Per share computations for 1995, 1996 and 1997 have been calculated using the actual number of shares issued on October 1, 1997 because the capital structure for prior periods was not indicative of the current structure. Per share computations for 1995, 1996 and 1997 are, therefore, pro forma per share data.
(3) Pro forma per share computations have been calculated assuming that a portion of the proceeds from this offering were used to repay the $1.9 million in short term debt -- Parent on January 1, 1999 for the year ended December 31, 1999 and on January 1, 2000 for the six month period ended June 30, 2000. The pro forma net income (loss) is adjusted to add back the interest expense incurred related to the debt during the respective periods. The pro forma shares used to compute the pro forma net income (loss) per share, on both a basic and diluted basis, were adjusted to reflect the number of shares issued pursuant to this offering to repay the short term debt -- Parent.
(4) The as adjusted balance sheet reflects this offering at an assumed initial offering price of $20.00 per share of Class B common stock, the mid-price of the filing range, after deducting an assumed underwriting discount and estimated offering expenses payable by us and the repayment of the short-term debt -- Parent.

                                  RISK FACTORS


     You should carefully consider the following risk factors and other information contained in this prospectus before purchasing our Class B common stock. Investing in our Class B common stock involves a high degree of risk. If any of the following risks occur, our business, financial condition and results of operations could be seriously harmed. In addition, the trading price of our Class B common stock could decline due to the occurrence of any of these risks, and you may lose all or part of your investment.


                         RISKS RELATED TO OUR BUSINESS

WE HAVE INCURRED LOSSES IN THE PAST AND MAY NOT SUSTAIN PROFITABILITY IN THE FUTURE.


     We have incurred losses in all but the three most recent fiscal quarters since 1997, when we focused our business on the design, development and manufacture of fibre channel switching devices. In addition, we may incur losses in the future. We cannot be certain that we can sustain our revenue growth rates or that we can sustain profitability. Our future operating results will depend on many factors, including the growth of the fibre channel market, market acceptance of new products, demand for our products and levels of product and price competition. In addition, we expect to incur continued significant product development, sales and marketing, and general and administrative expenses and, as a result, we may not be able to achieve or sustain profitability.


WE DEPEND ON TWO KEY DISTRIBUTION RELATIONSHIPS FOR MOST OF OUR REVENUE, AND THE LOSS OF EITHER OF THEM COULD SIGNIFICANTLY REDUCE OUR REVENUES.

     We depend on EMC Corporation for most of our total revenue. Sales to EMC, which is an original equipment manufacturer customer, represented approximately 74% of our total revenue for the six months ended June 30, 2000. In addition, International Business Machines Corporation, or IBM, represented approximately 15% of our total revenue for the same period. We anticipate that our future operating results will continue to depend heavily on sales to EMC and IBM. Therefore, the loss of either EMC or IBM as a customer, or a significant reduction in sales to either EMC or IBM in any fiscal period, could significantly reduce our revenue.

A LARGE PERCENTAGE OF OUR QUARTERLY SALES OCCURS AT THE END OF THE QUARTER, CONTRIBUTING TO POSSIBLE QUARTERLY FLUCTUATIONS IN REVENUE THAT COULD ADVERSELY AFFECT OUR OPERATING RESULTS AND CAUSE OUR STOCK PRICE TO FLUCTUATE.

     Our quarterly results have historically reflected an uneven pattern in which a disproportionate percentage of a quarter's total sales occurs in the last month, weeks or even days of each quarter. This pattern makes the prediction of revenue, earnings and working capital for each financial period especially difficult and increases the risk of unanticipated variations from budgeted quarterly results and financial condition. Additional factors that affect us which could cause our revenue and operating results to vary in future periods include:

     - the size, timing, terms and fluctuations of customer orders, particularly large orders from our significant original equipment manufacturer or reseller customers;

     - our ability to attain and maintain market acceptance of our products;

     - seasonal fluctuations in customer buying patterns;

     - the timing of the introduction or enhancement of products by us, our significant original equipment manufacturer or reseller customers or our competitors;

     - our ability to obtain sufficient supplies of single- or limited-source components of our products; and

     - increased operating expenses, particularly in connection with our strategies to increase brand awareness or to invest in accelerated research and development.

     Our uneven sales pattern makes it extremely difficult for our management to predict near-term demand and adjust manufacturing capacity accordingly. If orders for our products vary substantially from the predicted demand, our ability to assemble, test and ship orders received in the last weeks and days of each quarter may be limited, which could seriously harm quarterly revenue or earnings.

     Moreover, an unexpected decline in revenue without a corresponding and timely reduction in expenses could intensify the impact of these factors on our business, financial condition and results of operations and cause our stock price to fluctuate.

WE CURRENTLY HAVE LIMITED PRODUCT OFFERINGS AND MUST SUCCESSFULLY INTRODUCE NEW AND ENHANCED PRODUCTS THAT RESPOND TO RAPID TECHNOLOGICAL CHANGES AND EVOLVING INDUSTRY STANDARDS.

     In 1999, we derived approximately 43% of our revenue from sales of our ED-5000 product. We expect that revenue from this product will continue to account for a substantial portion of our revenue for the foreseeable future. Therefore, continued market acceptance of this product is critical to our future success. Factors such as performance, market positioning, the availability and price of competing products, the introduction of new technologies and the success of our original equipment manufacturer, reseller and systems integrator customers will affect the market acceptance of our products.

     In addition, our future success depends upon our ability to address the changing needs of customers and to transition to new technologies and industry standards. The introduction of competing products, embodying new technologies or the emergence of new industry standards could render our products non-competitive, obsolete or unmarketable and seriously harm our market share, revenue and gross margin. Risks inherent in this transition include the inability to expand production capacity to meet demand for new products, the impact of customer demand for new products on products being replaced, and delays in the initial shipment of new products. There can be no assurances that we will successfully manage these transitions.

IF WE FAIL TO EXPAND OUR DISTRIBUTION CHANNELS AND MANAGE OUR DISTRIBUTION RELATIONSHIPS, OUR REVENUE COULD BE SIGNIFICANTLY REDUCED.

     Our success will depend on our continuing ability to develop and manage relationships with significant original equipment manufacturers, resellers and systems integrators, as well as on the sales efforts and success of these customers. We cannot assure you that we will be able to expand our distribution channels, manage our distribution relationships successfully or that our customers will market our products effectively. Our failure to expand our distribution channels or manage successfully our distribution relationships or the failure of our customers to sell our products could reduce our revenue.

WE ARE DEPENDENT ON A SINGLE OR LIMITED NUMBER OF SUPPLIERS FOR CERTAIN KEY COMPONENTS OF OUR PRODUCTS, AND THE FAILURE OF ANY OF THOSE SUPPLIERS TO MEET OUR PRODUCTION NEEDS COULD SERIOUSLY HARM OUR ABILITY TO MANUFACTURE OUR PRODUCTS, RESULT IN DELAYS IN THE DELIVERY OF OUR PRODUCTS AND HARM OUR REVENUE.

     We currently purchase several key components from single or limited sources. We purchase application specific integrated circuits, or ASICs, printed circuit boards and power supplies from single sources, and gigabit interface converters and 1x9 transceivers from limited sources. Additional sole- or limited-sourced components may be incorporated into our products in the future. Delays in the delivery of components for our products could result in decreased revenue. We do not have any long-term supply contracts to ensure sources of supply. In addition, our suppliers may enter into exclusive arrangements with our competitors, stop selling their products or components to us at commercially reasonable prices or refuse to sell their products or components to us at any price, which could harm our operating results. If our suppliers are unable to provide, or we are unable otherwise to obtain these components for our products on the schedule and in the quantities we require, we will be unable to manufacture our products. If we fail to effectively manage our relationships with these key suppliers, or if our suppliers experience delays, disruptions, capacity constraints or quality control problems in their manufacturing operations, our ability to manufacture and ship products to our customers could be delayed, and our competitive position, reputation, business, financial condition and results of operations could be seriously harmed.

THE LOSS OF OUR CONTRACT MANUFACTURER, OR THE FAILURE TO FORECAST DEMAND ACCURATELY FOR OUR PRODUCTS OR TO MANAGE OUR RELATIONSHIP WITH OUR CONTRACT MANUFACTURER SUCCESSFULLY, WOULD NEGATIVELY IMPACT OUR ABILITY TO MANUFACTURE AND SELL OUR PRODUCTS.

     We rely on a third-party manufacturer to manufacture all of our circuit boards and to perform extensive testing and assembly of our products. We do not have a long-term supply contract with this manufacturer and, therefore, it is not obligated to supply products to us for any specific period, or in any specific quantity, except as may be provided in a particular purchase order. We generally place orders for circuit boards with our contract manufacturer approximately three to four months prior to the anticipated delivery date, with order volumes based on forecasts of demand for our products. If we fail to forecast demand for our products accurately, we may be unable to obtain adequate manufacturing capacity from our contract manufacturer to meet our customers' delivery requirements, or we may accumulate excess inventories. We may be unable to respond adequately to unexpected increases in customer purchase orders, and therefore be unable to benefit from this incremental demand. Our contract manufacturer has not provided assurances to us that adequate capacity will be available to us within the time required to meet additional demand for our products.

     In addition, we coordinate our efforts with those of our component suppliers and our contract manufacturer in order to rapidly achieve volume production. If we should fail to manage effectively our relationships with our component suppliers and our contract manufacturer, or if any of our suppliers or our manufacturer experience delays, disruptions, capacity constraints or quality control problems in its manufacturing operations, our ability to ship products to our customers could be delayed, and our competitive position and reputation could be harmed. Qualifying a new contract manufacturer and commencing volume production can be expensive and time consuming. If we are required to change or choose to change contract manufacturers, we may lose revenue and damage our customer relationships.

IF WE FAIL TO SUCCESSFULLY DEVELOP THE MCDATA BRAND, OUR REVENUE MAY NOT GROW AND OUR STOCK PRICE MAY FALL.

     Our name is not widely recognized as a brand in the marketplace. We have operated substantially as a separate company from McDATA Holdings Corporation and EMC only since October 1997. EMC, which currently accounts for the majority of our revenue, markets our products under its own brand name. As a result, we have not fully established our brand name. We believe that establishing and maintaining the McDATA brand is a critical component in maintaining and developing strategic original equipment manufacturer, reseller and systems integrator relationships, and the importance of brand recognition will increase as the number of vendors of competitive products increases. Our failure to successfully develop our brand may prevent us from expanding our business and growing our revenue, which could cause the price of our stock to fall. Similarly, if we incur excessive expenses in an attempt to promote and maintain the McDATA brand, our business, financial condition and results of operations could be seriously harmed.

THE STORAGE AREA NETWORK MARKET IN WHICH WE COMPETE IS STILL DEVELOPING AND UNPREDICTABLE, AND IF THIS MARKET DOES NOT CONTINUE TO DEVELOP AND EXPAND AS WE ANTICIPATE, OUR BUSINESS WILL SUFFER.

     The market for storage area networks, or SANs, and related products has only recently begun to develop and is rapidly evolving. Because this market is new, it is difficult to predict its potential size or future growth rate. Our ED-5000 product, from which we derived approximately 43% of our total revenues in 1999, is used extensively in SANs. Accordingly, widespread adoption of SANs as an integral part of data-intensive enterprise computing environments is critical to our future success. Potential end-user customers who have invested substantial resources in their existing data storage and management systems may be reluctant or slow to adopt a new approach, like SANs. Our success in generating net revenue in this emerging market will depend on, among other things, our ability to:

     - educate our potential original equipment manufacturer, reseller and systems integrator customers and end users about the benefits of SANs and the use of our products in the SAN environment; and

     - predict, develop and base our products on standards that ultimately become industry standards.

THE SALES CYCLE FOR OUR PRODUCTS IS LONG, AND WE MAY INCUR SUBSTANTIAL NON-RECOVERABLE EXPENSES AND DEVOTE SIGNIFICANT RESOURCES TO SALES THAT DO NOT OCCUR WHEN ANTICIPATED OR AT ALL.


     Our original equipment manufacturer, reseller and systems integrator customers typically conduct significant evaluation, testing, implementation and acceptance procedures before they begin to market and sell new solutions that include our products. This evaluation process is lengthy and may extend up to one year or more. This process is complex and may require significant sales, marketing and management efforts on our part. This process becomes more complex as we simultaneously qualify our products with multiple customers. As a result, we may expend significant resources to develop customer relationships before we recognize any revenue from these relationships.


UNDETECTED SOFTWARE OR HARDWARE DEFECTS IN OUR PRODUCTS COULD RESULT IN LOSS OF OR DELAY IN MARKET ACCEPTANCE OF OUR PRODUCTS AND COULD INCREASE OUR COSTS OR REDUCE OUR REVENUE.

     Our products may contain undetected software or hardware errors when first introduced or when new versions are released. Our products are complex, and we have from time to time detected errors in existing products, and we may from time to time find errors in our existing, new or enhanced products. In addition, our products are combined with products from other vendors. As a result, should problems occur, it may be difficult to identify the source of the problem. These errors could result in a loss of or delay in market acceptance of our products and would increase our costs, reduce our revenue and cause significant customer relations problems.

IF WE LOSE KEY PERSONNEL OR ARE UNABLE TO HIRE ADDITIONAL QUALIFIED PERSONNEL, WE MAY NOT BE SUCCESSFUL.

     Our success depends to a significant degree upon the continued contributions of our key management, technical, sales and marketing, finance and operations personnel, many of whom would be difficult to replace. In particular, we believe that our future success is highly dependent on John F. McDonnell, our President and Chief Executive Officer and the Chairman of our board of directors. In addition, our engineering and product development teams are critical in developing our products and have developed important relationships with customers and their technical staffs. The loss of any of these key personnel could harm our operations and customer relationships. We do not have key person life insurance on any of our key personnel.

     We believe our future success will also depend in large part upon our ability to attract and retain highly skilled managerial, engineering, sales and marketing, and finance and operations personnel. We are presently engaged in a search for a replacement for our Chief Financial Officer. As we increase our production and sales levels, we will need to attract and retain additional qualified skilled workers for our operations. In recent years there has been great demand among companies in the technology industry for these personnel. In particular, competition for these personnel has become increasingly intense in the greater Denver, Colorado metropolitan area, where we have our headquarters and certain of our manufacturing facilities, and the greater Toronto, Canada metropolitan area, where we have an engineering group. We cannot assure you that we will continue to be able to attract and retain qualified personnel, including a Chief Financial Officer, or that delays in hiring required personnel, particularly engineers, will not delay the development or introduction of products or negatively impact our ability to sell our products.

IF WE CANNOT COMPETE SUCCESSFULLY IN THE FUTURE AGAINST EXISTING OR POTENTIAL COMPETITORS, OUR OPERATING RESULTS WILL SUFFER.

     The market for our fibre channel switching products is competitive, and is likely to become even more so. Our primary competitor in the fibre channel switch market is Brocade Communications Systems, Inc. Other companies are also providing fibre channel switches and other products to the SAN market, including Ancor Communications, Inc., Gadzoox Networks, Inc. and Vixel Corporation. In the future, we may also compete with networking companies that may develop SAN products or other companies in related or other industries for which future direct participation in the market for switching devices may become strategic.

     EMC, which represented approximately 74% of our total revenue for the six months ended June 30, 2000, has agreed not to develop or manufacture products that compete with our products for two years after the completion of this offering. Upon the expiration of the two-year period, we have no agreement that would restrict EMC from competing with us in the development or manufacture of these products. In addition, EMC has recently agreed to resell certain products offered by two of our competitors. Moreover, under a cross license agreement between us and EMC, we have granted EMC a license under our patents to make, use and sell any products that EMC is selling or distributing up to the date of the offering, including products that compete with ours.

     Continued or increased competition could result in pricing pressures, reduced sales, reduced margins, reduced profits, reduced market share or the failure of our products to achieve or maintain market acceptance. Some of our competitors and potential competitors have longer operating histories, greater name recognition, access to larger customer bases, more established distribution channels or substantially greater resources than we have. As a result, they may be able to respond more quickly than we can to new or changing opportunities, technologies, standards or customer requirements.

WE DO NOT HAVE SIGNIFICANT EXPERIENCE IN INTERNATIONAL MARKETS AND MAY HAVE UNEXPECTED COSTS AND DIFFICULTIES IN DEVELOPING INTERNATIONAL REVENUE.

     We intend to expand the marketing and sales of our products internationally. We have limited experience in marketing, distributing and supporting our products internationally and may not be able to maintain or increase international market demand for our products. In addition, our international operations are generally subject to inherent risks and challenges that could harm our operating results, including:

     - expenses associated with developing and customizing our products for foreign countries;

     - multiple, conflicting and changing governmental laws and regulations;

     - tariffs, quotas and other import restrictions on computer peripheral equipment;

     - longer sales cycles for our products;

     - reduced or limited protections of intellectual property rights;

     - compliance with international standards that differ from domestic standards; and

     - political and economic instability.

     Any negative effects on our international business could harm our business, operating results and financial condition as a whole. To date, none of our international revenue or costs have been denominated in foreign currencies. As a result, an increase in the value of the U.S. dollar relative to foreign currencies could make our products more expensive and thus less competitive in foreign markets. A portion of our international revenue may be denominated in foreign currencies in the future, which will subject us to risks associated with fluctuations in those foreign currencies.

IF WE ARE UNABLE TO ADEQUATELY PROTECT OUR INTELLECTUAL PROPERTY, WE MAY NOT BE ABLE TO COMPETE EFFECTIVELY.

     We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. We also enter into confidentiality and/or license agreements with our employees, consultants and corporate partners. Despite our efforts to protect our proprietary rights, unauthorized parties may copy or otherwise obtain and use our products or technology. Monitoring unauthorized use of our products is difficult and the steps we have taken may not prevent unauthorized use of our technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States. For a more complete discussion of the protection of our intellectual property, see
"Business -- Intellectual Property."

     We may be a party to intellectual property litigation in the future, either to protect our intellectual property or as a result of alleged infringements of others' intellectual property. These claims and any resulting litigation could subject us to significant liability for damages or could cause our proprietary rights to be invalidated. Litigation, regardless of the merits of the claim or outcome, would likely be time consuming and expensive to resolve and would divert management time and attention. Any potential intellectual property litigation could also force us to do one or more of the following:

     - stop using the challenged intellectual property or selling our products or services that incorporate it;

     - obtain a license to use the challenged intellectual property or to sell products or services that incorporate it, which license may not be available on reasonable terms, or at all; and

     - redesign those products or services that are based on or incorporate the challenged intellectual property.

     If we are forced to take any of these actions, we may be unable to manufacture and sell our products, and our revenue would be reduced.

     We currently hold a sublicense to certain IBM patents under the terms of a cross license agreement between IBM and EMC. We have granted IBM a license to all of our patents under this cross license agreement. Under the terms of that agreement, if EMC distributes the shares of our Class A common stock indirectly held by it to its stockholders as it currently contemplates, the sublicense we hold to those IBM patents will terminate. We are not aware of any issued or pending IBM patents that are infringed by our products, but if IBM, after the contemplated distribution by EMC of our Class A common stock to its stockholders, were to allege any such infringement, we may have difficulty negotiating a settlement. If we were unable to negotiate a settlement with IBM, our ability to produce an infringing product could be affected, which could materially and adversely affect our business.


OUR MANAGEMENT CAN SPEND THE PROCEEDS OF THIS OFFERING IN WAYS WITH WHICH OUR STOCKHOLDERS MAY NOT AGREE.



     Our management has broad discretion over how the net proceeds from this offering will be used, and we may use the net proceeds in ways with which our stockholders may not agree. Except for the repayment of the promissory note held by McData Holdings Corporation in the amount of $1.9 million and the potential purchase of land for approximately $12.0 million, the net proceeds from this offering have not been allocated for any particular purpose. We cannot assure you that our investments and use of the net proceeds of this offering will yield favorable returns or results. See "Use of Proceeds."


IF WE BECOME SUBJECT TO UNFAIR HIRING CLAIMS, WE COULD INCUR SUBSTANTIAL COSTS IN DEFENDING OURSELVES.

     Companies in our industry whose employees accept positions with competitors frequently claim that their competitors have engaged in unfair hiring practices or that employees have misappropriated confidential information or trade secrets. We may receive claims of this kind or other claims relating to our employees in the future as we seek to hire qualified personnel or that those claims will not result in material litigation. We could incur substantial costs in defending ourselves or our employees against such claims, regardless of their merits. In addition, defending ourselves or our employees from such claims could divert the attention of our management away from our operations.

                   RISKS RELATED TO OUR RELATIONSHIP WITH EMC

THE SUPERIOR VOTING RIGHTS OF CLASS A COMMON STOCK RELATIVE TO CLASS B COMMON STOCK COULD ADVERSELY AFFECT THE STOCK PRICE AND LIQUIDITY OF THE CLASS B COMMON STOCK YOU PURCHASE IN THE OFFERING.

     The holders of our Class A and Class B common stock generally have identical rights, except that holders of our Class A common stock are entitled to one vote per share and holders of our Class B common stock are entitled to one-tenth of a vote per share on all matters to be voted on by stockholders. You will be purchasing our Class B common stock if you purchase shares in the offering. EMC, which currently owns all of the outstanding shares of Class A common stock through its wholly-owned subsidiary, McDATA Holdings Corporation, currently plans to distribute all of the shares of Class A common stock it owns to its stockholders approximately six to twelve months after this offering. The difference in the voting rights of the Class A and Class B common stock could diminish the value of the Class B common stock to the extent that investors or any potential future purchasers of our Class B common stock ascribe value to the superior voting rights of the Class A common stock. In addition, the existence of two separate classes of publicly traded common stock after EMC's intended distribution could result in less liquidity for either class of our common stock than if there were only one class of common stock. For more information about the rights associated with owning our Class A and Class B common stock, see "Description of Capital Stock."

WE HAVE ENTERED INTO AGREEMENTS WITH EMC THAT, DUE TO OUR PARENT-SUBSIDIARY RELATIONSHIP, MAY CONTAIN TERMS LESS BENEFICIAL TO US THAN IF THEY HAD BEEN NEGOTIATED WITH UNAFFILIATED THIRD PARTIES.

     In October 1997, in connection with the reorganization of our business, we entered into certain agreements with EMC relating to our business relationship with EMC after the 1997 reorganization. In addition, we have recently entered into agreements with EMC relating to our relationship with

EMC after the completion of the offering and distribution. We have also recently entered into an OEM Purchase and License Agreement with EMC that governs EMC's purchases of McDATA products and grants EMC rights to use, support and distribute software for use in connection with these products. These agreements were negotiated and made in the context of a parent-subsidiary relationship. As a result, some of these agreements may have terms and conditions, in the case of the OEM agreement, including the terms of pricing, that are less beneficial to us than agreements negotiated with unaffiliated third parties. Revenue from EMC represented approximately 74% of our total revenue for the six month period ended June 30, 2000. In addition, in some instances, our ability to terminate these agreements is limited, which may prevent us from being able to negotiate more favorable terms with EMC after the offering or from entering into similar agreements with third parties. See "Arrangements between McDATA and EMC."

WE DEPEND HEAVILY ON EMC AS OUR KEY OEM CUSTOMER; IF OUR RELATIONSHIP WITH EMC ADVERSELY CHANGES AFTER THE OFFERING, OUR REVENUE WILL BE SIGNIFICANTLY REDUCED.

     For the six month period ended June 30, 2000, our product sales to EMC represented approximately 66% of our total revenue. In addition, during the same period, revenue under our service agreement with McDATA Holdings Corporation, pursuant to which we manufacture and supply ESCON switching devices for IBM, represented approximately 8% of our total revenue. EMC has recently agreed to resell products offered by two of our competitors, and nothing restricts EMC from expanding those relationships in a manner that could be adverse to us. After the offering and the proposed distribution by EMC of our Class A common stock to its stockholders, if our business relationship with EMC ends or significantly changes, resulting in reduced sales to EMC, our revenue will be significantly reduced.

IF EMC DOES NOT COMPLETE ITS DISTRIBUTION OF OUR CLASS A COMMON STOCK, EMC WILL CONTINUE TO BE IN A POSITION TO EXERCISE CONTROL OVER OUR BUSINESS AND THE LIQUIDITY OF OUR CLASS B COMMON STOCK IN THE PUBLIC MARKET MAY BE CONSTRAINED.

     EMC currently intends, subject to, among other things, obtaining approval by the EMC board of directors and a ruling from the Internal Revenue Service that EMC's proposed distribution of our Class A common stock indirectly held by it will be tax-free to EMC and its stockholders, to distribute to its stockholders on a pro rata basis all of our Class A common stock that it owns approximately six to twelve months after this offering, although it is not obligated to do so. This distribution may not occur by that time or at all. At the time of this offering, we will not know what the ruling from the Internal Revenue Service regarding the tax treatment of the distribution will be. If EMC does not receive a favorable tax ruling, it is not likely to make the distribution by the anticipated time or at all. If the distribution is delayed or not completed, the liquidity of our Class B common stock in the public market may be constrained unless and until EMC elects to sell some of its significant ownership of our company. The sale or potential sale by EMC of all or a significant portion of our Class A common stock in the public market could diminish market prices for our Class B common stock. Because of the limited liquidity of the Class B common stock until the proposed distribution occurs, relatively small trades of our Class B common stock may have a disproportionate effect on the stock price for our Class B common stock. Until this distribution occurs, the risks discussed below relating to EMC's control of us and the potential business conflicts of interest between EMC and us will continue to be relevant to our stockholders.

WE WILL BE CONTROLLED BY EMC AS LONG AS IT OWNS A MAJORITY OF THE COMBINED VOTING POWER OF OUR COMMON STOCK, AND OUR OTHER STOCKHOLDERS WILL BE UNABLE TO AFFECT THE OUTCOME OF STOCKHOLDERS' VOTING DURING THAT TIME.

     Immediately after the completion of this offering of shares of our Class B common stock, EMC will continue to own 100% of our Class A common stock through McDATA Holdings Corporation, which will represent approximately 97% of the combined voting power of all classes of our voting stock. In addition, EMC is not prohibited from selling a controlling interest in us to a third-party or to third parties. As long as EMC controls a majority of the voting power of our outstanding common stock, EMC will continue to be able to elect our entire board of directors and to remove any director, with or without cause. Investors in this offering will not be able to affect the outcome of any stockholder vote prior to the planned distribution of our stock to the EMC stockholders. As a result, EMC will control all matters affecting us, including:

     - the composition of our board of directors and, through it, any determination with respect to our business direction and policies, including the appointment and removal of officers;

     - any determinations with respect to mergers, acquisitions or other business combinations;

     - our acquisition or disposition of assets;

     - our financing;

     - the payment of dividends on our common stock; and

     - determinations with respect to our tax returns.

     The ability of EMC to affect the outcome of any stockholder vote could delay or prevent someone from acquiring or merging with us and could prevent you from receiving a premium for your shares of Class B common stock.

WE MAY HAVE POTENTIAL BUSINESS CONFLICTS OF INTEREST WITH EMC WITH RESPECT TO OUR PAST AND ONGOING RELATIONSHIPS, AND BECAUSE OF EMC'S CONTROLLING OWNERSHIP, WE MAY NOT RESOLVE THESE CONFLICTS ON THE MOST FAVORABLE TERMS TO US.

     Conflicts of interest may arise between EMC and us in a number of areas relating to our past and ongoing relationships including:

     - tax, indemnification and other matters arising in connection with our past and current position as a subsidiary of EMC and as a member of EMC's consolidated financial reporting group;

     - intellectual property matters;

     - environmental matters;

     - employee retention and recruiting;

     - sales or distribution by EMC of all or any portion of its ownership interest in us; and

     - business opportunities that may be attractive to both EMC and us.

     Subject to certain exceptions, for a period of two years after the completion of this offering, EMC has agreed that it will not develop or manufacture products that are competitive to our products. For the same period of time and subject to certain exceptions, we have agreed not to develop or manufacture products that are competitive to EMC's products. Upon the termination of that non-competition restriction, EMC may compete directly with us. In addition, EMC has recently entered into reseller relationships with two of our competitors, and nothing restricts EMC from expanding or extending those relationships in a manner that could adversely affect our business.

     We may not be able to resolve any potential conflicts, and even if we do, the resolution may be less favorable than if we were dealing with an unaffiliated party. The agreements that we have entered into with EMC may be amended upon agreement between the parties. While we are controlled by EMC, EMC may be able to require us to agree to amendments to these agreements that may be less favorable to us than the current terms of the agreements or agreements not negotiated in a parent-subsidiary context.

SOME OF OUR DIRECTORS AND EXECUTIVE OFFICERS MAY HAVE CONFLICTS OF INTEREST BECAUSE OF THEIR OWNERSHIP OF EMC CAPITAL STOCK.

     Some of our directors and executive officers own a substantial amount of EMC common stock and options to purchase EMC common stock. In addition, one of our directors, David A. Donatelli, is currently employed by EMC. Ownership of EMC common stock by our directors and officers or the position of employment by Mr. Donatelli at EMC could create, or appear to create, potential conflicts of interest when directors and officers are faced with decisions that could have different implications for EMC and us.

   RISKS RELATING TO THE SECURITIES MARKETS AND OWNERSHIP OF OUR COMMON STOCK

SUBSTANTIAL SALES OF OUR COMMON STOCK MAY OCCUR AFTER THIS OFFERING, WHICH COULD CAUSE OUR STOCK PRICE TO DECLINE.

     EMC currently intends to distribute the 81 million shares of our Class A common stock it indirectly owns to EMC stockholders on a pro rata basis approximately six to twelve months after this offering. Substantially all of these shares will be eligible for immediate resale in the public market. We are unable to predict whether significant amounts of our Class B common stock will be sold in the open market in anticipation of, or following, this distribution. We are also unable to predict whether a sufficient number of buyers of Class B common stock will be in the market at that time. In addition, current holders of our Class B common stock hold a substantial number of shares, which they will be able to sell in the public market in the near future. Any sales of substantial amounts of our Class B common stock in the public market, or the perception that such sales might occur, whether as a result of EMC's distribution of the Class A common stock or otherwise, could harm the market price of the Class B common stock being offered by us.


OUR STOCK PRICE MAY BE VOLATILE, WHICH COULD PREVENT YOU FROM RESELLING YOUR SHARES AT OR ABOVE THE INITIAL PUBLIC OFFERING PRICE AND SUBJECT US TO CLASS ACTION LITIGATION.



     Because we are a technology company, the market price of our Class B common stock may be subject to the same volatility and fluctuations that have recently characterized the stock prices of other technology companies. This volatility is often unrelated or disproportionate to the operating performance of these companies and, as a result, the price of our Class B common stock could fall regardless of our performance. Because the market price of our Class B common stock may fluctuate significantly, if you purchase shares of our Class B common stock in this offering you may not be able to resell those shares at or above the initial offering price.



     In addition, we may be subject to the risk of securities class action litigation following any period of volatility in the market price of our Class B common stock. This litigation could result in substantial costs and divert management's attention and resources and seriously harm our business, financial condition and results of operations.

PROVISIONS IN OUR CHARTER DOCUMENTS AND DELAWARE LAW COULD PREVENT OR DELAY A CHANGE IN CONTROL OF McDATA AND MAY REDUCE THE MARKET PRICE OF OUR COMMON STOCK.

     Provisions of our certificate of incorporation and by-laws may discourage, delay or prevent a merger, acquisition or other business combination that a stockholder may consider favorable. These provisions include:

     - authorizing the issuance of preferred stock without stockholder approval;

     - providing for a classified board of directors with staggered three year terms;

     - limiting the persons who may call special meetings of stockholders;

     - requiring super-majority voting for stockholder action by written consent;

     - establishing advance notice requirements for nominations for election to the board of directors and for proposing other matters that can be acted on by stockholders at stockholder meetings;

     - prohibiting cumulative voting for the election of directors; and

     - requiring super-majority voting to effect certain amendments to our certificate of incorporation and by-laws.

     We are incorporated in Delaware and certain provisions of Delaware law may also discourage, delay or prevent someone from acquiring or merging with us, which may cause the market price of our Class B common stock to decline.

PROVISIONS OF OUR AGREEMENTS WITH EMC RELATING TO OUR RELATIONSHIP WITH EMC AFTER THE DISTRIBUTION BY EMC OF OUR CLASS A COMMON STOCK INDIRECTLY HELD BY IT TO ITS STOCKHOLDERS MAY AFFECT THE OPERATION OF OUR BUSINESS, LIMIT OUR ABILITY TO FINANCE OUR OPERATIONS, PREVENT A CHANGE IN CONTROL OF OUR COMPANY AND REDUCE THE MARKET PRICE OF OUR CLASS B COMMON STOCK.

     Under the terms of the Tax Sharing Agreement between EMC and us, until 27 months after the date of EMC's distribution of our Class A common stock indirectly held by it to its stockholders, we may not, without the consent of EMC or the receipt by EMC of a private letter ruling from the Internal Revenue Service that the tax treatment of the distribution will not be adversely affected:

     - enter into any transaction that would result in any person acquiring a 50% or greater interest in us;

     - take or fail to take any other action which would cause the distribution to be taxable to EMC stockholders;

     - issue stock or other equity interests in us, or redeem or repurchase any of our capital stock which would involve the acquisition by one or more persons of more than 35% of our stock; or

     - undertake any transaction which would be treated as a liquidation or reorganization for tax purposes.

     These restrictions may prevent us from being acquired, either in a negotiated transaction or otherwise, from using shares of our common stock as payment in the acquisition by us of other companies or from financing our operations through sales of securities.

     Under the terms of the Master Confidential Disclosure and License Agreement between EMC and us, EMC has granted us a license under existing EMC patents. If we are acquired, our acquiror will retain this license as long as our acquiror grants to EMC a license under all of the acquiror's patents for all products licensed under the agreement under the same terms as the license we have granted to EMC under the agreement. The potential loss of the license from EMC after an acquisition of us by a third party may make an acquisition of us by a third party unlikely.

WE MAY BE OBLIGATED TO INDEMNIFY EMC FROM TAXES RELATING TO THE FAILURE OF THE DISTRIBUTION BY EMC OF OUR CLASS A COMMON STOCK INDIRECTLY HELD BY IT TO ITS STOCKHOLDERS TO BE TAX FREE.

     The Tax Sharing Agreement that we have entered into with EMC obligates us to indemnify EMC from taxes relating to the failure of EMC's distribution to EMC's stockholders of our Class A common stock that it indirectly holds to be tax free if that failure results from, among other things:

     - any act or omission by us that would cause the distribution to fail to qualify as a tax free distribution under the Internal Revenue Code;

     - any act or omission by us that is inconsistent with any representation made to the Internal Revenue Service in connection with the request for a private letter ruling regarding the tax-free nature of the distribution by EMC of our Class A common stock indirectly held by it to its stockholders;

     - any acquisition by a third party of our stock or assets; or

     - any issuance by us of stock or any change in ownership of our stock.

     As a result, we may be liable to EMC under the Tax Sharing Agreement upon the occurrence of events that are beyond our control. If the distribution of our Class A common stock fails to qualify as a tax-free distribution, EMC would incur tax liability as if our Class A common stock that was distributed by EMC had been sold by EMC for its fair market value in a taxable transaction. In the event that we are required to indemnify EMC because the distribution of our Class A common stock fails to qualify as a tax-free distribution, our liability could exceed 35% of the value of the Class A common stock distributed by EMC as determined on the date of the distribution.

                  OUR RELATIONSHIP WITH EMC AFTER THE OFFERING

OVERVIEW

     After the completion of the offering described in this prospectus, EMC, through its wholly-owned subsidiary, McDATA Holdings Corporation, will continue to own 100% of our outstanding Class A common stock, which will represent, immediately following this offering, approximately 97% of the combined voting power of our Class A and Class B common stock, which are all classes of our voting stock. Until EMC holds less than a majority of the combined voting power of our outstanding common stock, EMC will be able to control the vote on all matters submitted to stockholders, including the election of directors and the approval of extraordinary corporate transactions. In addition, in the event that we issue any securities of any class, or any other event occurs that would result in EMC having less than 50% of the combined voting power of our capital stock, EMC has the right to acquire a portion of those securities such that it will retain greater than 50% of the combined voting power of our capital stock. As a result, EMC can effectively retain, in its discretion, at least 50% of the combined voting power of all our capital stock.

THE DISTRIBUTION BY EMC OF OUR CLASS A COMMON STOCK

     EMC currently plans to liquidate McDATA Holdings Corporation and to distribute all of the shares of our Class A common stock to the holders of its common stock approximately six to twelve months after the offering. However, EMC is not obligated to complete the distribution, and we cannot assure you as to whether or when it will occur.

     EMC has advised us that it will not complete the distribution if its board of directors determines that the distribution is no longer in the best interests of EMC and its stockholders. EMC has further advised us that it currently expects that the principal factors it would consider in determining whether and when to complete the distribution include:

     - the issuance by the Internal Revenue Service of a ruling that the proposed distribution would be tax-free to EMC and its stockholders;

     - the relative market prices of our Class B common stock and EMC's common stock;

     - the absence of any court orders or regulations prohibiting or restricting the completion of the distribution; and

     - other conditions affecting our business or that of EMC.

ANTICIPATED BENEFITS OF THE OFFERING AND DISTRIBUTION

     We believe that our contemplated complete separation from EMC will benefit us by, among other things:

     - Facilitating future partnerships, combinations and other arrangements with other companies. As a separate company, we will have a greater ability to partner with other companies. In particular, companies that compete with EMC directly in the development and sale of products not currently developed and sold by us may be more willing to enter into arrangements with us as a separate company than they would with us prior to the separation.

     - Providing more direct access to capital markets. As a public company, we will have more direct access to the capital markets to issue debt or equity securities and to grow through acquisitions.

     - Allowing us greater ability to develop the McDATA brand name. As a separate company, we will be better able to build awareness of our McDATA brand as we position ourselves as the leading provider of enterprise-wide SAN switching solutions.

AGREEMENTS BETWEEN MCDATA AND EMC

     In October 1997, in connection with the reorganization of our business, we entered into agreements with EMC relating to our business, our relationship with EMC after the 1997 reorganization and the manufacture and supply of ESCON switching devices for IBM. In addition, we have recently entered into agreements with EMC in connection with this offering and EMC's contemplated distribution of our Class A common stock to its stockholders that govern various ongoing relationships between EMC and us, including agreements with respect to future purchases of our products by EMC, information management, intellectual property, tax sharing and other matters.

     These agreements were made in the context of a parent-subsidiary relationship and were negotiated in the overall context of the 1997 reorganization, this offering and the proposed distribution by EMC of the shares of our Class A common stock owned by it to its stockholders. The terms of these agreements may be less favorable than those we could have negotiated with unaffiliated third parties. For more information regarding the separation arrangements, see "Arrangements Between McDATA and EMC."

                INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements. The forward-looking statements are contained principally in the sections entitled "Prospectus Summary," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements.

     In some cases, you can identify forward-looking statements by terms such as "may," "will," "should," "could," "would," "expects," "plans," "anticipates," "believes," "estimates," "projects," "predicts," "potential" and similar expressions intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. We discuss many of these risks in greater detail in "Risk Factors." Also, these forward-looking statements represent our estimates and assumptions only as of the date of this prospectus.

     You should read this prospectus and the documents that we incorporate by reference in this prospectus completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

                                USE OF PROCEEDS

     We estimate that our net proceeds from the sale of the 12,500,000 shares of our Class B common stock that we are offering will be approximately $233,165,000, or $268,415,000 if the underwriters exercise their over-allotment option in full, at an assumed initial public offering price of $20.00 per share and after deducting estimated underwriting discounts, commissions and our estimated offering expenses.

     The primary purposes of this offering are to achieve greater visibility for our company, obtain additional working capital, create a public market for our Class B common stock and facilitate our future access to public markets.


     We expect to use $1.9 million of the net proceeds from the offering to repay a promissory note in favor of McDATA Holdings Corporation in the principal amount of $1.9 million, which bears interest at the prime rate and matures upon the completion of this offering. We intend to use the remainder of the net proceeds from this offering primarily for general corporate purposes, including working capital, increased marketing expenses to establish the McDATA brand, expansion of our selling and marketing services organizations, development of new distribution channels, expansion of research and development efforts and improvement of our operational and financial systems. Except for the repayment of the promissory note in favor of McDATA Holdings Corporation in the principal amount of $1.9 million, we have not allocated any portion of the net proceeds for any specific purpose, and, except for our possible purchase of land discussed below, we do not currently have any specific plan for the allocation of any portion of the net proceeds. We may use a portion of the net proceeds from this offering to acquire or invest in businesses, technologies or services that are complementary to our business. However, we have no present plans or commitments and are not engaged in any negotiations with respect to any transaction of this type.


     We may use up to approximately $12.0 million of the net proceeds from this offering to acquire approximately 90 acres of land in Broomfield, Colorado. We have entered into a letter of intent to acquire the land, subject to certain conditions. Under this letter of intent, we have six months to conduct due diligence on the property to determine its suitability for our requirements. We may terminate the letter of intent for any reason during this six month period. If we determine to purchase the land after conducting our due diligence, we may then develop the land for a corporate campus for our company or sell the land to a third party to be developed and leased back to us. If we decide to develop the land ourselves, we may finance such development through the use of additional proceeds from this offering.

     We will retain broad discretion in the allocation and use of the net proceeds of this offering. We intend to invest the remainder of the net proceeds in short-term, interest bearing investment-grade securities.

                                DIVIDEND POLICY

     We have never declared or paid cash dividends on shares of our capital stock. We intend to retain any future earnings to finance growth and do not anticipate paying cash dividends in the foreseeable future.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of June 30, 2000:

     - on an actual basis;

     - on an as adjusted basis to reflect the sale of 12,500,000 shares of Class B common stock in this offering at an assumed initial public offering price of $20.00 per share and the application of the net proceeds, after deducting estimated underwriting discounts and commissions, our estimated offering expenses and the repayment of short-term debt due parent.

     You should read this table together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes appearing elsewhere in this prospectus.

     The outstanding share information excludes 12,839,624 shares of our Class B common stock issuable on exercise of options outstanding at June 30, 2000, with a weighted average exercise price of $3.26 per share. In addition, as of June 30, 2000, 3,208,150 shares of our Class B common stock have been reserved for issuance under our stock option plan.

                                                                AS OF JUNE 30, 2000
                                                              -----------------------
                                                               ACTUAL     AS ADJUSTED
                                                              --------    -----------
                                                               (IN THOUSANDS, EXCEPT
                                                                    SHARE DATA)
Short-term debt -- Parent...................................  $  1,900     $     --
                                                              --------     --------
Long-term portion of capital lease obligations..............     1,719     $  1,719
Stockholders' equity:
  Preferred stock, $0.01 par value; 25,000,000 shares
     authorized; no shares issued or outstanding, actual and
     as adjusted............................................        --           --
  Common stock, Class A, $0.01 par value, 250,000,000 shares authorized; 81,000,000 shares issued and outstanding,
     actual and as adjusted.................................       810          810
  Common stock, Class B, $0.01 par value; 200,000,000 shares authorized; 12,952,226 shares issued and outstanding,
     actual; 200,000,000 shares authorized; 25,452,226
     shares issued and outstanding, as adjusted.............       130          255
  Additional paid-in capital................................    56,457      289,498
  Deferred compensation.....................................   (17,496)     (17,496)
  Retained earnings.........................................     4,084        4,084
                                                              --------     --------
     Total stockholders' equity.............................    43,985      277,151
                                                              --------     --------
     Total capitalization...................................  $ 47,604      278,870
                                                              ========     ========

                                       24

                                    DILUTION

     The pro forma net tangible book value of all of our common stock as of June 30, 2000 was approximately $43.2 million or $0.46 per share of common stock. Pro forma net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities, divided by 93,952,226 shares of common stock outstanding at June 30, 2000. After giving effect to our sale of 12,500,000 shares of Class B common stock in this offering at an assumed initial offering price of $20.00 per share and after deducting the estimated underwriting discounts and commissions and our estimated offering expenses, our net tangible book value at June 30, 2000 would have been approximately $274.5 million, or $2.58 per share of common stock. This represents an immediate increase in net tangible book value of $2.12 per share to existing stockholders and an immediate dilution in net tangible book value of $17.42 per share to purchasers of common stock in this offering, as illustrated in the following table:

Assumed initial public offering price per share of our Class
  B common stock............................................           $20.00
  Net tangible book value per share as of June 30, 2000.....  $0.46
  Increase in net tangible book value per share attributable
     to new investors.......................................   2.12
                                                              -----
Net tangible book value per share after this offering.......             2.58
                                                                       ------
Dilution per share to new investors.........................           $17.42
                                                                       ======

     The following table summarizes, on a pro forma basis, as of June 30, 2000, the differences between the number of shares of common stock purchased from us, the aggregate cash consideration paid to us and the average price per share paid by existing stockholders and new investors purchasing shares of our Class B common stock in this offering. The calculations below are based on an assumed initial public offering price of $20.00 per share, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

                               SHARES PURCHASED         TOTAL CONSIDERATION       AVERAGE
                            ----------------------    -----------------------    PRICE PER
                              NUMBER       PERCENT       AMOUNT       PERCENT      SHARE
                            -----------    -------    ------------    -------    ---------
Existing stockholders.....   93,952,226      88.3%    $ 21,101,000       8.0%     $ 0.22
New stockholders..........   12,500,000      11.7      250,000,000      92.0      $20.00
                            -----------     -----     ------------     -----
  Total...................  106,452,226     100.0%    $271,101,000     100.0%     $ 2.55
                                            =====                      =====

     The cash consideration paid by the existing stockholders does not include the value of the assets transferred to us by McDATA Holdings Corporation in exchange for our Class A common stock.

     As of June 30, 2000, there were options outstanding to purchase a total of 12,839,624 shares of our Class B common stock at a weighted average exercise price of $3.26 per share. The exercise of these outstanding stock options would not significantly further dilute new investors as the net tangible book value after this offering will be $2.58 per share. For more information, see "Management -- Employee Benefit Plans" and the notes to our consolidated financial statements.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     You should read the following selected consolidated financial data in conjunction with our consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations," and other financial information appearing elsewhere in this prospectus. The consolidated statements of operations data set forth below with respect to the years ended December 31, 1997, 1998 and 1999, and the consolidated balance sheets data as of December 31, 1998 and 1999 are derived from our audited financial statements appearing elsewhere in this prospectus. The consolidated statements of operations data set forth below with respect to the years ended December 31, 1995 and 1996 and the consolidated balance sheets data at December 31, 1995, 1996 and 1997 are derived from unaudited consolidated financial statements not included in this prospectus. The consolidated statements of operations data for the six months ended June 30, 1999 and 2000 and the consolidated balance sheet data as of June 30, 2000 are derived from unaudited consolidated financial statements appearing elsewhere in this prospectus, which, in the opinion of our management, reflect all normal recurring adjustments that we consider necessary for a fair presentation of such information in accordance with generally accepted accounting principles. Historical results are not necessarily indicative of the results of any future period.

                                                                                                      SIX MONTHS ENDED
                                                              YEARS ENDED DECEMBER 31,                    JUNE 30,
                                                   -----------------------------------------------   ------------------
                                                   1995(1)   1996(1)   1997(1)    1998      1999      1999       2000
                                                   -------   -------   -------   -------   -------   -------   --------
                                                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:
Product revenue..................................  $11,851   $ 5,370   $ 4,035   $ 5,242   $29,466   $ 9,558   $ 26,475
Product revenue -- Parent........................       --       526     1,336     5,632    48,111    13,264     68,794
Service revenue -- Parent........................   22,438    26,304    27,652    25,674    17,686    11,368      8,326
                                                   -------   -------   -------   -------   -------   -------   --------
Total revenue....................................  $34,289   $32,200   $33,023   $36,548   $95,263   $34,190   $103,595
Total cost of revenue............................    9,907     8,004    11,270    13,105    50,082    16,300     49,948
                                                   -------   -------   -------   -------   -------   -------   --------
Gross profit.....................................   24,382    24,196    21,753    23,443    45,181    17,890     53,647
                                                   -------   -------   -------   -------   -------   -------   --------
Operating expense................................   19,955    15,265    22,983    32,008    45,454    19,674     35,966
                                                   -------   -------   -------   -------   -------   -------   --------
Income (loss) from operations....................    4,427     8,931    (1,230)   (8,565)     (273)   (1,784)    17,681
                                                   -------   -------   -------   -------   -------   -------   --------
Net income (loss)................................  $ 2,805   $ 5,770   $  (574)  $(5,118)  $(1,033)  $(1,993)  $ 10,827
                                                   =======   =======   =======   =======   =======   =======   ========

                                                            Pro Forma Earnings
                                                                 per Share(2):
                                                   ---------------------------

Basic net income (loss) per share................  $  0.03   $  0.06   $ (0.01)  $ (0.06)  $ (0.01)  $ (0.02)  $   0.12
                                                   =======   =======   =======   =======   =======   =======   ========
Shares used in computing basic net income (loss)
  per share......................................   91,000    91,000    91,000    91,000    91,638    91,017     93,398
Diluted net income (loss) per share..............  $  0.03   $  0.06   $ (0.01)  $ (0.06)  $ (0.01)  $ (0.02)  $   0.11
                                                   =======   =======   =======   =======   =======   =======   ========
Shares used in computing diluted net income
  (loss) per share...............................   91,000    91,000    91,000    91,000    91,638    91,017    100,088
PRO FORMA INCOME DATA:
Pro forma net income (loss)(3)...................                                          $  (935)            $ 10,854
                                                                                           =======             ========
Pro forma net income (loss) per share (3)........                                          $ (0.01)            $   0.12
                                                                                           =======             ========
Shares used in computing pro forma net income
  (loss) per share(3)............................                                           91,740               93,500
Pro forma diluted net income (loss) per share
  (3)............................................                                          $ (0.01)            $   0.11
                                                                                           =======             ========
Shares used in computing pro forma diluted net
  income (loss) per share (3)....................                                           91,740              100,190

                                                                              DECEMBER 31,
                                                             -----------------------------------------------   JUNE 30,
                                                              1995      1996      1997      1998      1999       2000
                                                             -------   -------   -------   -------   -------   --------
                                                                             (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Total assets...............................................  $22,558   $26,593   $39,463   $39,383   $48,350   $73,739
Working capital............................................    7,853    13,092    24,666    14,028    15,739    27,343
Debt payable to parent.....................................       --        --     1,900     1,900     1,900     1,900
Long-term portion of capital lease obligations.............      550       388       335     1,262     1,175     1,719
Total stockholders' equity.................................   10,660    16,431    31,115    25,999    29,550    43,985

-------------------------
(1) In October 1997, EMC reorganized McDATA to separate our fibre channel devices business from EMC. As part of this reorganization, we became a company focused on designing, developing, manufacturing and selling fibre channel switching devices. As a result, the historical financial information for the three years ended December 31, 1997 has been adjusted to reflect the impact of the reorganization as if it occurred at the beginning of 1995.
(2) Per share computations for 1995, 1996 and 1997 have been calculated using the actual number of shares issued on October 1, 1997 because the capital structure for prior periods was not indicative of the current structure. Per share computations for 1995, 1996 and 1997 are, therefore, pro forma per share data.
(3) Pro forma per share computations have been calculated assuming that a portion of the proceeds from this offering were used to repay the $1.9 million in short term debt -- Parent on January 1, 1999 for the year ended December 31, 1999 and on January 1, 2000 for the six month period ended June 30, 2000. The pro forma net income (loss) is adjusted to add back the interest expense incurred related to the debt during the respective periods. The pro forma shares used to compute the pro forma net income (loss) per share, on both a basic and diluted basis, were adjusted to reflect the number of shares issued pursuant to this offering to repay the short term debt -- Parent.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     You should read the following discussion and analysis in conjunction with "Selected Consolidated Financial Data" and our consolidated financial statements and the related notes appearing elsewhere in this prospectus.

OVERVIEW

     We were acquired by EMC in December 1995. In October 1997, EMC reorganized our company to separate our fibre channel switching devices business from EMC. At that time we were re-incorporated in Delaware and became an indirect, majority-owned subsidiary of EMC through its direct, wholly-owned subsidiary, McDATA Holdings Corporation. As part of the reorganization, we became a company focused on designing, developing, manufacturing and selling fibre channel switching devices that enable enterprise-wide high performance, storage area networks, or SANs. We also continue to provide services for McDATA Holdings Corporation's ESCON switch business under a services agreement. Since 1997, when we focused our business on fibre channel switching devices, we have incurred losses in all but the two most recent fiscal quarters.

     We are a provider of fibre channel switching solutions for enterprise storage applications. We sell our switching solutions through leading original equipment manufacturers, such as EMC, and resellers, such as IBM. In addition, we have recently entered into a distribution agreement with Hitachi Data Systems. We also sell our products and services to distribution channel partners, including solutions providers and systems integrators, who combine our switching products with other system elements and services for enterprise data centers. In addition, we provide manufacturing and distribution management services to McDATA Holdings Corporation for ESCON switching solutions manufactured for and sold exclusively to IBM. In 1998 and 1999, revenues from EMC were approximately 86% and 69% of our total revenues, respectively; revenues from Hewlett-Packard Company were approximately 3% and 13% of our total revenues, respectively, and revenues from IBM were approximately 2% and 11% of our total revenues, respectively. Although we plan to expand our target customer base in 2000 and 2001, we may not be successful in our efforts to diversify our product offerings and introduce these products to a larger number of customers.

     We currently derive substantially all of our revenues from a limited number of products. During 1998 and 1999, substantially all of our revenues were derived from sales of our ED-5000 Enterprise Fibre Channel Director, our ES-2500 Enterprise Fibre Channel Switch and the FICON Bridge card sold exclusively to IBM.

     We generally recognize product revenue when products are shipped to customers. We do not provide our customers with product return programs. Reserves for warranty repairs are provided based upon historical warranty repairs experience. Service and maintenance revenues are recognized as earned.

     We do not have long term purchase commitments from our customers. Our customer contracts typically contain provisions regarding pricing, rescheduling, order cancellation, warranties, licensing, limitations of liability and field support. In addition, our original equipment manufacturer customer contracts typically contain further provisions regarding product specifications, manufacturing, labeling, shipping arrangements and forecasts.

     Our gross profit percentage may be impacted by changes in average unit selling prices due to competitive pressures, fluctuations in manufacturing volumes, the mix of products sold and the introduction of new products. Additionally, our future gross profit percentage may be impacted by the mix of distribution channels through which our products are sold. We expect our gross profit percentage from product sales to EMC to decline in future periods as a result of recently negotiated pricing on future products, partially offset by expected declines in unit manufacturing costs.

     We currently outsource a significant portion of the manufacturing of the components that are used in our products to SCI Systems, Inc., a third-party manufacturer. A significant portion of our cost of revenues consists of payments to SCI. Our agreement with SCI provides for rolling purchase orders and rolling six month forecasts. Component purchase prices are typically negotiated on an ongoing basis. We may be liable for materials that SCI purchases on our behalf that are not consumed in preparing components for us and cannot be redirected to other uses by SCI. We conduct final test and assembly, manufacturing, engineering, quality assurance and repair at our primary manufacturing facility in Louisville, Colorado.

     Research and development expenses consist primarily of salaries and related personnel expenses, materials used in fabrication of prototype equipment, fees paid to consultants, testing agencies and other service providers, design tools and equipment, and computer support services expenses. We believe that continued investment in research and development is critical to the success of our future operations.

     Selling and marketing expenses consist primarily of salaries, commissions and related personnel expenses, fees paid to consultants, advertisers and other service providers, and travel expenses. We expect selling and marketing expenses to increase as we add field sales personnel in order to expand market awareness and generate increased sales of our products. However, we cannot give any assurances that increased expenditures will result in higher net revenues.

     General and administrative expenses consist primarily of salaries and related personnel expenses, fees paid for legal, accounting and other professional services, and other general corporate expenses. We expect general and administrative expenses to increase as we add personnel and incur costs related to the anticipated growth of our business and the infrastructure required to operate as a public company.

                             RESULTS OF OPERATIONS

     The following table sets forth certain financial data for the periods indicated as a percentage of total revenues.

                                                         YEARS ENDED           SIX MONTHS ENDED
                                                         DECEMBER 31,              JUNE 30,
                                                   ------------------------    -----------------
                                                   1997      1998     1999      1999       2000
                                                   -----    ------    -----    -------    ------
Revenue:
  Product revenue................................   12.2%     14.3%    30.9%     28.0%     25.6%
  Product revenue -- Parent......................    4.0      15.4     50.5      38.8      66.4
  Service revenue -- Parent......................   83.8      70.3     18.6      33.2       8.0
                                                   -----    ------    -----    ------     -----
     Total revenue...............................  100.0     100.0    100.0     100.0     100.0
Cost of revenue:
  Cost of product revenue........................   13.0      10.4     22.3      20.7      14.1
  Cost of product revenue -- Parent..............    2.1       8.8     24.3      18.7      31.9
  Cost of service revenue -- Parent..............   19.0      16.7      6.0       8.2       2.2
                                                   -----    ------    -----    ------     -----
     Total cost of revenue.......................   34.1      35.9     52.6      47.6      48.2
                                                   -----    ------    -----    ------     -----
Gross profit.....................................   65.9      64.1     47.4      52.4      51.8
                                                   -----    ------    -----    ------     -----
Operating expenses:
  Research and development.......................   50.0      50.1     25.2      30.2      16.6
  Selling and marketing..........................   11.4      28.2     16.6      20.8      13.5
  General and administrative.....................    8.2       9.3      4.1       5.4       2.8
  Amortization of deferred compensation..........     --        --      1.8       1.2       1.8
                                                   -----    ------    -----    ------     -----
     Total operating expenses....................   69.6      87.6     47.7      57.6      34.7
                                                   -----    ------    -----    ------     -----
Income (loss) from operations....................   (3.7)    (23.4)    (0.3)     (5.2)     17.1
Interest income (expense), net...................    1.0       0.8     (0.9)     (1.2)     (0.0)
                                                   -----    ------    -----    ------     -----
Income (loss) before income taxes................   (2.7)    (22.6)    (1.2)     (6.4)     17.1
Income tax expense (benefit).....................   (1.0)     (8.6)    (0.1)     (0.6)      6.7
                                                   -----    ------    -----    ------     -----
Net income (loss)................................   (1.7)%   (14.0)%   (1.1)%    (5.8)%    10.4%
                                                   =====    ======    =====    ======     =====

  Six Months ended June 30, 1999 and 2000

     Revenues

     Total revenue increased by approximately 203% to $103.6 million for the six months ended June 30, 2000 from $34.2 million for the six months ended June 30, 1999. This increase was primarily due to an increase in revenue for unit sales of McDATA's ED-5000 Enterprise Fibre Channel Director sold primarily to EMC to $68.8 million from $13.3 million for the first six months of 1999 and an increase in revenue for unit sales of the FICON Bridge card sold exclusively to IBM to $13.4 million from $1.0 million for the first six months of 1999. This increase was offset in part by a decline in revenue under the ESCON service agreement of 26.8% from the first six months of 1999 compared to the comparable period in 2000 due to reduced sales of ESCON switch products by McDATA Holdings Corporation. We anticipate that service revenue from McDATA Holdings Corporation, which relates to sales of ESCON products to IBM, will continue to decrease in the future. As ESCON revenue continues to decrease we anticipate that it will represent an increasingly smaller percentage of total revenue.

     Gross Profit

     Gross profit increased by approximately 199.9% to $53.6 million for the six months ended June 30, 2000 from $17.9 million for the six months ended June 30, 1999. Gross profit percentages were relatively unchanged between the periods. Gross profit percentages on product sales were approximately 50% in the six months ended June 30, 2000, compared to approximately 41% in the comparable period of 1999, reflecting a much higher proportion from sales of our ED-5000 product in the current year period, which has earned significantly higher profits than the mix of products sold in the prior year period. The increase in gross profit percentage reflects increased sales of fibre channel products in the first six months of 2000, partially offset by increased manufacturing expenses and reduced gross profit attributable to the decline in ESCON service contract fee revenue. We expect our gross profit percentage from product sales to EMC to decline in future periods as a result of recently negotiated pricing on future products partially offset by expected declines in unit manufacturing costs. Manufacturing expenses increased in the first six months of 2000 compared to the comparable period in 1999 due to expenses associated with reengineering production processes and increased manufacturing staffing levels, as the number of manufacturing employees increased to 80 at June 30, 2000 from 56 at June 30, 1999, to accommodate production of multiple fibre channel product lines simultaneously.

     Operating Expenses

     Research and Development. Research and development expenses increased by approximately 67% to $17.2 million for the first six months of 2000 from $10.3 million for the first six months of 1999. The increase was due primarily to increased staffing levels, which increased approximately 25% from 1999, and to expenditures for prototype materials, design consulting services and other materials and services, which increased approximately 337% to $5.1 million for the first six months of 2000 from $1.2 million for the first six months of 1999.

     Sales and Marketing Expenses. Selling and marketing expenses increased by approximately 97% to $14.0 million for the first six months of 2000 from $7.1 million for the first six months of 1999. This increase was due primarily to increased staffing levels, as the number of selling and marketing employees increased to 129 at June 30, 2000 from 67 at June 30, 1999, increases in costs of approximately $0.6 million associated with recruiting and relocating employees, increases in costs of approximately $0.7 million associated with expanding and operating our field offices and integration laboratory for product demonstration and systems integration testing, and $0.6 million increased expenses associated with consulting and public relations programs to increase brand awareness.

     General and Administrative Expenses. General and administrative expenses increased by approximately 59% to $2.9 million for the first six months of 2000 from $1.8 million for the first six months of 1999. This increase was due primarily to increased staffing levels, as the number of administrative employees increased to 70 at June 30, 2000 from 55 at June 30, 1999, increases in costs of approximately $0.2 million associated with recruiting and relocating employees and increases in costs of approximately $0.2 million for business system consulting and facility move expenses.

     Amortization of Deferred Compensation. During 1999 and the first six months of 2000, we recorded deferred compensation of $19.8 million and $2.4 million, respectively, in connection with stock options grants. We are amortizing this amount on a straight-line basis over the vesting period of the applicable options, resulting in amortization expense of $0.4 million and $2.5 million in the six months ended June 30, 1999 and 2000, respectively (of which approximately $23,000 and $620,000, respectively, is included in cost of product and service revenue).

     Provision for Income Taxes. The effective tax rates for the six months ended June 30, 2000 and 1999 were 38.9% and 9.8%, respectively. The effective tax rate in 2000 increased primarily due to the amortization of deferred compensation, which is not deductible for income tax purposes. As we become independent of the consolidated EMC group for tax filing purposes, we expect our tax rates to approximate statutory federal and state income tax rates.

  Years Ended December 31, 1997, 1998 and 1999

     Revenue

     Product revenue, including sales to EMC, increased approximately 613% to $77.6 million for the year ended December 31, 1999 from $10.9 for the year ended December 31, 1998. Product revenue, including unit sales to EMC, increased approximately 102% to $10.9 million for the year ended December 31, 1998 from $5.4 million for the year ended December 31, 1997. These increases primarily reflect increased sales of our ED-5000 Fibre Channel Director to EMC and the FICON Bridge card to IBM during 1998 and 1999. Service revenue from McDATA Holdings Corporation, which consist of fees earned under McDATA's service fee arrangement for producing ESCON director products, decreased approximately 31% to $17.7 million for the year ended December 31, 1999 from $25.7 million for the year ended December 31, 1998. Service revenue from EMC decreased by approximately 7% to $25.7 million for the year ended December 31, 1998 from $27.7 million in the year ended December 31, 1997. Actual revenue realized from McDATA's service fee arrangement have declined due to reduced shipments of ESCON director products in 1998 and 1999 in comparison to 1997. We anticipate that service fees from McDATA Holdings Corporation will continue to decrease.

     Gross Profit

     Our gross profit increased approximately 93% to $45.2 million for the year ended December 31, 1999 from $23.4 million for the year ended December 31, 1998. Our gross profit increased approximately 8% to $23.4 million for the year ended December 31, 1998 from $21.8 million for the year ended December 31, 1997. Our gross profit percentage decreased to 47% in 1999, from 64% in 1998. This decrease in gross profit percentage is primarily due to the change in mix between products and sales service fees. Gross profit percentage on the service fee arrangement has exceeded those earned from product sales. Gross profit percentage on product revenue in 1999 of approximately 43% increased from 1998, reflecting a larger component of 1999 activity attributable to sales of McDATA's director class product; the gross profit percentage on the director class product is higher than the margins earned on non-director class products manufactured by third parties and resold by us. We expect our gross profit percentage from product sales to EMC to decline as a result of recently negotiated pricing on future products, partially offset by expected declines in unit manufacturing costs. Our gross profit percentage decreased to 64% for the year ended December 31, 1998 from 66% for the year ended December 31, 1997. This decrease primarily reflects reductions in both service fees earned and in gross profit percentage realized from the service fee arrangement. The decline in gross profit percentage from the service fee arrangement partially reflects generally higher manufacturing expenses incurred by us in preparation for the simultaneous production of multiple fibre channel product lines.

     Operating Expenses

     Research and Development. Research and development expenses increased approximately 31% to $24.0 million in the year ended December 31, 1999 from $18.3 million in year ended December 31, 1998. Research and development increased approximately 11% to $18.3 million in the year ended December 31, 1998 from $16.5 million in the year ended December 31, 1997. These increased expenses primarily reflect increased staffing levels and expenses related to the completion of development for fibre channel products introduced during 1998 and 1999.

     Selling and Marketing. Selling and marketing expenses increased approximately 53% to $15.8 million in the year ended December 31, 1999 from $10.3 million in year ended December 31, 1998. Selling and marketing expenses increased approximately 175% to $10.3 million in the year ended December 31, 1998 from $3.7 million in the year ended December 31, 1997. The increase in 1998 reflects increased staffing levels and increased use of market data and public relations consultants. The increased expenditures in 1999 primarily reflect increased staffing levels, establishment of compensation plans related to field sales and support activities and investments in demonstration equipment and facilities.

     General and Administrative. General and administrative expenses increased approximately 16% to $3.9 million in the year ended December 31, 1999 from $3.4 million in the year ended December 31, 1998. General and administrative expenses increased approximately 25% to $3.4 million in the year ended December 31, 1998 from $2.7 million in the year ended December 31, 1997. The increase in expenditures from 1997 to 1998 reflected expenses incurred during 1998 related to implementing a new business system and redeploying personnel and fixtures within our facilities. The increased expenditures in 1999 primarily reflected increased staffing levels and increased expenditures in facilities and networking equipment to support our overall expansion in staffing levels.

     Amortization of Deferred Compensation. During 1999, we recorded deferred compensation of $19.8 million in connection with stock option grants. We are amortizing this amount on a straight-line basis over the vesting period of the applicable options, resulting in amortization expense of $2.2 million in 1999 (of which, approximately $511,000 is included in cost of product and service revenue). No compensation was recorded in 1997 or 1998.

     Provision for Income Taxes. The effective tax rates for 1997, 1998 and 1999, were 35.6%, 37.9%, and 9.8%, respectively. The effective tax rate for 1999 was significantly reduced by the portion of the pre-tax loss associated with amortization of deferred compensation, a portion of which is not deductible for income tax purposes. Following EMC's contemplated distribution of all of its shares of our Class A common stock, with the exception of the effects related to deferred compensation, state taxes, and possible research and development credits, we anticipate that our effective federal tax rate will approximate the statutory tax rate.

QUARTERLY RESULTS OF OPERATIONS

     The following tables set forth certain unaudited statement of operations data for each of the six quarters ended June 30, 2000, as well as such data expressed as a percentage of our total revenue for the quarters presented. This unaudited quarterly information has been prepared on the same basis as our audited financial statements and, in management's opinion, reflects all normal recurring adjustments that we consider necessary for a fair presentation of the information for the periods presented. Operating results for any quarter are not necessarily indicative of results for any future period.

                                                             THREE MONTHS ENDED
                                      ----------------------------------------------------------------
                                      MAR. 31,   JUN. 30,   SEPT. 30,   DEC. 31,   MAR. 31,   JUN. 30,
                                        1999       1999       1999        1999       2000       2000
                                      --------   --------   ---------   --------   --------   --------
                                                               (IN THOUSANDS)
Revenue:
  Product revenue...................  $ 2,943    $ 6,615     $ 6,550    $13,358    $13,760    $12,715
  Product revenue -- Parent.........    4,764      8,500      13,211     21,636     29,271     39,523
  Service revenue -- Parent.........    5,456      5,912       2,900      3,418      4,103      4,223
                                      -------    -------     -------    -------    -------    -------
     Total revenue..................  $13,163    $21,027     $22,661    $38,412    $47,134     56,461
Cost of revenue:
  Cost of product sales.............    2,212      4,861       4,521      9,660      7,781      6,818
  Cost of product sales -- Parent...    2,479      3,929       6,198     10,542     13,513     19,533
  Cost of services -- Parent........    1,404      1,415       1,424      1,437      1,183      1,120
                                      -------    -------     -------    -------    -------    -------
     Total cost of revenue..........    6,095     10,205      12,143     21,639     22,477     27,471
                                      -------    -------     -------    -------    -------    -------
Gross profit........................    7,068     10,822      10,518     16,773     24,657     28,990
                                      -------    -------     -------    -------    -------    -------
Operating expenses:
  Research and development..........    4,739      5,582       6,529      7,151      7,644      9,550
  Selling and marketing.............    3,341      3,760       3,723      4,963      5,856      8,127
  General and administrative........      859        974       1,081      1,026      1,357      1,558
  Amortization of deferred
     compensation...................      137        282         482        825        933        941
                                      -------    -------     -------    -------    -------    -------
     Total operating expenses.......    9,076     10,598      11,815     13,965     15,790     20,176
                                      -------    -------     -------    -------    -------    -------
Income (loss) from operations.......   (2,008)       224      (1,297)     2,808      8,867      8,814
Interest income (expense), net......     (186)      (239)       (284)      (163)       (35)        74
                                      -------    -------     -------    -------    -------    -------
Income (loss) before income taxes...   (2,194)       (15)     (1,581)     2,645      8,832      8,888
Income tax expense (benefit)........     (214)        (2)       (155)       259      3,520      3,373
                                      -------    -------     -------    -------    -------    -------
Net income (loss)...................  $(1,980)   $   (13)    $(1,426)   $ 2,386    $ 5,312    $ 5,515
                                      =======    =======     =======    =======    =======    =======

                                                 AS A PERCENTAGE OF TOTAL REVENUES
                             --------------------------------------------------------------------------
                             MARCH 31,   JUNE 30,   SEPTEMBER 30,   DECEMBER 31,   MARCH 31,   JUNE 30,
                               1999        1999         1999            1999         2000        2000
                             ---------   --------   -------------   ------------   ---------   --------
Revenue:
  Product revenue..........     22.4%      31.5%         28.9%          34.8%         29.2%      22.5%
  Product
     revenue -- Parent.....     36.2       40.4          58.3           56.3          62.1       70.0
  Service
     revenue -- Parent.....     41.4       28.1          12.8            8.9           8.7        7.5
                               -----      -----         -----          -----         -----      -----
     Total revenue.........    100.0      100.0         100.0          100.0         100.0      100.0
Cost of revenue:
  Cost of product
     revenue...............     16.8       23.1          20.0           25.2          16.5       12.1
  Cost of product
     revenue -- Parent.....     18.8       18.7          27.3           27.4          28.7       34.6
  Cost of service
     revenue -- Parent.....     10.7        6.7           6.3            3.7           2.5        2.0
                               -----      -----         -----          -----         -----      -----
     Total cost of
       revenue.............     46.3       48.5          53.6           56.3          47.7       48.7
                               -----      -----         -----          -----         -----      -----
Gross profit...............     53.7       51.5          46.4           43.7          52.3       51.3
                               -----      -----         -----          -----         -----      -----
Operating expenses:
  Research and
     development...........     36.0       26.6          28.8           18.6          16.2       16.9
  Sales and marketing......     25.4       17.9          16.4           12.9          12.4       14.4
  General and
     administrative........      6.5        4.6           4.8            2.7           2.9        2.7
  Amortization of deferred
     compensation..........      1.1        1.3           2.1            2.2           2.0        1.7
                               -----      -----         -----          -----         -----      -----
     Total operating
       expenses............     69.0       50.4          52.1           36.4          33.5       35.7
                               -----      -----         -----          -----         -----      -----
Income (loss) from
  operations...............    (15.3)       1.1          (5.7)           7.3          18.8       15.6
Income (expense), net......     (1.4)      (1.2)         (1.3)          (0.4)         (0.1)       0.1
                               -----      -----         -----          -----         -----      -----
Loss before income taxes...    (16.7)      (0.1)         (7.0)           6.9          18.7       15.7
Income tax expense
  (benefit)................     (1.6)        --          (0.7)           0.7           7.5       (5.9)
                               -----      -----         -----          -----         -----      -----
Net income (loss)..........    (15.1)%     (0.1)%        (6.3)%          6.2%         11.2%       9.8%
                               =====      =====         =====          =====         =====      =====

     Revenue. The increases in our total product revenue in each of the six quarters presented above primarily reflect quarterly increases in unit shipment volumes of our ED-5000 Fibre Channel Director and FICON Bridge card products. The quarter-to-quarter changes in service revenue from McDATA Holdings Corporation reflect changes in the shipments of ESCON products to IBM.

     Gross Profit. Our gross profit in the three months ended June 30, 1999 and September 30, 1999 increased to $10.8 million and $10.5 million, respectively, from $7.1 million in the three months ended March 31, 1999 primarily due to increased product revenue, including sales to EMC. Our gross profit in the three months ended December 31, 1999 increased to $16.8 million, primarily due to increased product revenues, including sales to EMC. Our gross profit percentage in the three months ended December 31, 1999 of approximately 44% was less than the prior quarters due to costs associated with inventory writeoffs and order cancellation fees for a discontinued product. Our gross profit in the three months ended June 30, 2000 increased to $29.0 million, primarily reflecting increased products sold to EMC. We expect our gross profit percentage from product sales to EMC to decline in future periods as a result of recently negotiated pricing on future products, partially offset by expected declines in unit manufacturing costs.

     Operating Expenses. Operating expenses increased each of the last six quarters primarily due to increased staffing levels and other expenditures in research and development and sales and marketing. We expect costs in these areas to continue to increase.

LIQUIDITY AND CAPITAL RESOURCES

     We have funded our operations through second quarter 2000 primarily through funds received from McDATA Holdings Corporation and John F. McDonnell in exchange for our capital stock in connection with our reorganization in October 1997, and borrowings from EMC. Cash generated from operations was $7.6 million for the year ended December 31, 1999, reflecting improved results from operations during the second half of 1999. Cash provided by operations in the six months ended June 30, 2000 of $3.8 million funded our expenditures for personnel, equipment and services to continue expansion of our fibre channel business.

     Our principal sources of liquidity at June 30, 2000 consisted of our equipment financing arrangements, which totaled approximately $4.0 million at June 30, 2000, and a note payable to McDATA Holdings Corporation, which totaled approximately $1.9 million at June 30, 2000. The note payable to McDATA Holdings Corporation is unsecured and bears interest at the prime rate as published in the Wall Street Journal, which was 9.5% at June 30, 2000. Borrowings under our equipment financing arrangements are secured by the related capital equipment and are payable through March 31, 2003. We intend to repay $1.9 million borrowed from McDATA Holdings Corporation, if any remain outstanding, with a portion of the net proceeds of this offering.

     We believe the net proceeds of this offering, together with existing cash balances and borrowing facilities to be negotiated with a bank, will be sufficient to meet our capital and operating requirements at least through the next twelve months, although we could be required, or could elect, to seek additional funding prior to that time.


     Our manufacturing and headquarters operations are currently in separate locations. In June 2000, we entered into a letter of intent to acquire, subject to certain conditions, approximately 90 acres of land at a cost of approximately $12.0 million for the purpose of consolidating our operations. Under this letter of intent, we made a fully refundable $100,000 earnest money deposit and have six months to conduct due diligence on the property to determine its suitability for our requirements. We may terminate the letter of intent for any reason during this six month period and have our earnest money deposit fully refunded. If we determine to complete the purchase after conducting our due diligence, we may develop the land for a corporate campus for our company or may enter into agreements to have the land sold and developed by a third party and leased back to us. We have not had any discussions with any third party regarding the development, or the financing of the development, of the property. While we have not undertaken any significant analysis of the potential cost of development of the property, we currently estimate that the development cost could range from $60.0 million to $90.0 million depending upon the size and scope of any development undertaken. Because we have not prepared any significant analysis of potential costs, and because we have not finalized our plans regarding any potential development, the actual cost related to any future development could be materially higher or lower than our current estimate. If we decide to proceed, we will seek to finance up to 100% of the costs of the development through a lease arrangement, direct bank financing, third-party financing under a sale/leaseback, the use of proceeds from this offering or some other financing arrangement that may be available at the time the development commences, or a combination of these financing sources. If we determine to proceed with the development of a corporate campus, it is likely that financing will be required within six months after the offering and the development activities may take up to 24 months to complete.


     Our future capital requirements will depend on many factors, including our rate of revenue growth, the timing and extent of spending to support development of new products and expansion of sales and marketing, the timing of new product introductions and enhancements to existing products, and market acceptance of our products.

YEAR 2000 COMPLIANCE

     The year 2000 issue arises from the ability of computer programs to distinguish 21st century dates from 20th century dates due to the two digit date fields used by many systems. Failure to distinguish these dates properly could result in system failures or disruptions of operations for companies using these computer programs or hardware. Many companies' computer systems may still need to be upgraded or replaced in order to avoid year 2000 issues.

     We, our suppliers, our customers and other third parties we rely upon use a wide variety of information technologies, computer systems and other equipment containing computer chips dedicated to a specific task. As of July 10, 2000, neither we nor, to our knowledge, any of the third parties we depend upon, have experienced any material problems associated with the year 2000 issue. If we or these third parties experience problems in the future as a result of any year 2000-related issues, our operations could be adversely affected. We will face year 2000 risks if we encounter undetected errors or defects in systems used by us to run our business, including information systems, equipment and facilities or if our suppliers encounter undetected errors or defects in systems used by them. We currently are unable to estimate the duration and extent of any potential year 2000 issues that may affect us, or estimate the effect that any such issues may have on our future revenue. We cannot be certain that year 2000 issues will not have a material adverse impact on us.

INFLATION

     We believe that our revenue and results of operations have not been significantly impacted by inflation during the last three fiscal years.

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 is effective for all fiscal quarters of all fiscal years beginning after June 15, 2000. We adopted SFAS 133 on January 1, 1999. To date, we have not entered into any derivative instruments, so the adoption has had no effect on our financial position or results of operations.

     In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statements", as amended. SAB 101 summarizes certain of the Securities and Exchange Commission's views in applying generally accepted accounting principles to revenue recognition in financial statements. We have applied the provisions of SAB 101 in the consolidated financial statements. The adoption of SAB 101 did not have a material impact on our financial condition or results of operations.

QUALITATIVE AND QUANTITATIVE DISCLOSURE ABOUT MARKET RISK

     Our interest income is sensitive to changes in the general level of U.S. interest rates, as all of our investments are in cash equivalents. Due to the nature of our short-term investments, we do not believe that we have had material exposure to market risk. Therefore, no quantitative tabular disclosures are presented.

                                    BUSINESS

OVERVIEW


     We are the leading provider of high availability storage director switching devices that enable enterprises to connect and centrally manage large numbers of storage and networking devices. We design, develop, manufacture and sell switching devices that enable enterprise-wide high performance storage area networks, or SANs. Our products enable business enterprises to cost-effectively manage growth in storage capacity requirements, improve the networking performance of their servers and storage systems, and scale the size and scope of their SAN or other information infrastructure while allowing them to operate data-intensive applications on the SAN. We sell our products through industry leading original equipment manufacturers and resellers, including EMC and IBM, as well as systems integrators. Our goal is to build on our leadership position in providing director class switching devices to become the leading provider of a full range of switching solutions for the entire business enterprise.


INDUSTRY BACKGROUND

  Significant growth in critical data requirements


     During the past decade, the volume and value of data created throughout business enterprises has increased dramatically. As a result, the demand for data storage capacity has exploded as enterprises increasingly need to access, process and manipulate data that is critical to their businesses. International Data Corporation, an independent information technology research firm known as IDC, estimates that multi-user disk storage grew from more than 7,000 terabytes in 1993 to more than 185,000 terabytes in 1999, and will reach more than 1.9 million terabytes in 2003. One terabyte is one trillion bytes. This growth in the volume of data storage has been driven by a number of factors including:


     - the rapid expansion of data intensive applications such as e-mail, data mining and enterprise resource planning;

     - the increase in complexity of enterprise computing environments and use of multiple, incompatible servers and operating systems;

     - the need to store redundant copies of enterprise data for business continuance applications;

     - the increase in the number of users accessing the network;

     - the growth of e-commerce;

     - the rapid growth of web hosting, digital video and other multimedia applications; and

     - the decline in the cost of storage as a result of advances in storage technology.

     In addition, organizations have recognized that rapid and reliable access to enterprise data 24 hours a day, 7 days a week, 365 days a year (24x7) is essential to operating a business. The growing dependence on data for fundamental business processes has greatly increased the number of input-output data storage transactions required of storage servers and systems. The continued deployment of client-server and Internet-based applications combined with the rapid growth of enterprise data has placed significant strain on traditional data storage architectures. Furthermore, the increased use of open-system computing environments, which link multiple applications, files and databases to networked computers, makes the task of data management increasingly difficult. As a result, data storage products and services have accounted for an increasing percentage of business enterprises' information technology budgets and management resources.

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

     Business enterprises have historically attempted to support and manage data requirements by directly attaching storage devices to the individual servers on a local area network. Servers communicate in this direct attached environment using the small computer systems interface. The small computer systems interface protocol, however, has several drawbacks, including a short transport distance, limited performance and capacity of the connection, limited configuration flexibility, low reliability and inability to support more than a limited number of connections. According to IDC, advances in technology increased local area network transmission speeds by 100 times during the 1990's, while storage-to-server data transmission speeds utilizing the small computer systems input-output interface have increased less than 20 times during this period. The result has been significant congestion at the point of communication between storage systems and servers.


     To address the limitations of traditional server-to-storage connections, fibre channel technology and related industry standards evolved in the early 1990's as a means to facilitate high-performance storage connectivity. Fibre channel technology supports large data transfers at transmission speeds of one billion bits, or one gigabit, per second, and is therefore well-suited for data transfers between storage systems and servers, with guaranteed delivery and transmission distances of up to 10 kilometers. "Fibre" refers to the optical or copper cable through which the communication among data storage systems and workstations, servers and other peripherals flows. Connecting network devices through fibre channel technology enables the efficient and reliable transfer of data from one network device to another, allowing access from any server to any storage device on the network. Fibre channel offers the connectivity, distance and access benefits of a network, combined with the high performance and increased capacity of a channel. Since its introduction, fibre channel technology has earned widespread acceptance from industry and independent testing organizations. IDC forecasts that the market for fibre channel host bus adapters, hubs and switches will exceed $4 billion by 2003.


  The emergence of storage area networks (SANs)

     The introduction of fibre channel technology to facilitate high performance storage connectivity has facilitated the development of storage area networks. SANs enable fast, efficient and reliable transfer of data between multiple storage devices and servers to improve the management of data within a business enterprise. SANs also permit the traffic from storage applications to be handled outside of the local area network by decoupling computer storage systems from servers, which enhances the local area network's performance. SANs advance the traditional small computer systems interface-based direct attached storage and server configuration to a network of storage devices that can be accessed by multiple servers and network users, significantly increasing the performance and availability of enterprise data storage.

     SANs are typically configured in either a switched fabric or arbitrated loop topology. A fibre channel switch or two or more fibre channel switches interconnected in such a way that data can be physically transmitted between any two ports on any of the switches is referred to as a "fabric." Fabric allows business enterprises to connect any device on the network to any other device on the network. Fabric switching configurations enable every device on the network to have full network bandwidth. Arbitrated loop topology is the simplest SAN configuration, which interconnects up to approximately 126 devices on the network. In an arbitrated loop configuration, unlike a fabric configuration, all devices share available network bandwidth on the network, resulting in decreased performance as the number of devices in the loop increases.

     A SAN incorporates one or more classes of networking devices that connect the SAN with server and storage devices. These devices are:

     - Storage Director -- the backbone device that enables the broadest connectivity of servers and storage devices in a SAN configuration. It has the highest bandwidth performance and provides the highest number of ports per size of device (which is referred to as port density) of all SAN networking devices. A director class switch, unlike other types of SAN networking devices, has built throughout its design fault tolerant technology, which allows the switch to continue performing its function when one or more of its components have failed, and redundancy, which is achieved by including spare, or "redundant," components in the architecture of the switch that, in the event of failure of functioning switch components, assume the function of those failed components. Storage directors support a fabric configuration and provide a highly available platform for a centralized SAN management system. Directors can be used in configurations that connect large numbers of servers with multi-terabyte storage arrays in either a fabric or arbitrated loop configuration.

     - Storage Switch -- a device that addresses typical department level requirements to connect a range of server and storage devices with less capability than a director. Storage switches provide increased flexibility in building larger SAN configurations and higher performance than storage hubs. Typical configurations connect a limited number of servers with multi-hundred gigabyte storage arrays.

     - Storage Hub -- a networking device that addresses entry level, or workgroup, performance requirements. Storage hubs link servers with storage devices in an arbitrated loop configuration in which all devices on the network share available bandwidth. Some hubs offer basic device level management but do not offer fabric or centralized SAN management. Typical workgroup configurations use a hub to connect one to four servers with one or two storage array devices.

     The following diagram depicts a configuration of servers and storage devices using the three types of networking devices in a SAN that are referenced above.

                        EDGAR DESCRIPTION, SEE FOLLOWING
[The diagram depicts a SAN configuration showing a storage director linked to enterprise UNIX servers, enterprise disk storage devices, a tape library and to storage switches. In addition, the diagram depicts storage switches linked to departmental UNIX servers, departmental disk storage devices, a LAN, NT servers and a storage hub which, in turn, is linked to a tape library.]

     Although still in its early stages of development, the SAN market is expected to grow rapidly. According to Dataquest, an independent industry research company, more than 70% of newly installed shared storage in networked environments is projected to be SANs by the year 2002. IDC

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

forecasts that worldwide SAN storage systems market revenue will grow from an estimated $3.4 billion in 1999 to over $13.8 billion in 2003, representing a compound annual growth rate of approximately 42%. This includes SAN systems shipped both with and without mainframe servers.


     To date, many fibre channel SAN solutions are deployed only within particular areas of an end-user's organization, as opposed to on an enterprise-wide basis. This localized deployment requires that each SAN be administered and managed locally, which hinders access to and sharing of information on a centrally-managed enterprise-wide basis.


     As organizations deploy SANs across the enterprise, they seek to address the following requirements:

     - Provide the ability to scale. Enterprises deploy SANs in order to provide the ability to scale servers and storage capacity independently, connecting hundreds of storage devices or subsystems to multiple servers, allowing users to scale and upgrade the capabilities of their information infrastructures for demanding enterprise data needs.

     - Ensure interoperability. Enterprises require SAN infrastructure interoperability, which allows them to integrate SAN products into existing storage architectures, thereby preserving investments in legacy equipment.

     - Offer on-demand access to data. Enterprises demand SAN products that are designed with significant high availability, functionality and features that address the demand for information infrastructures with substantial fault tolerance and higher availability of data.

     - Promote cost effective use and management of data. Enterprises require SAN products designed to provide centralized monitoring and control of storage and networking devices across the enterprise. This enables enterprise users to minimize downtime by monitoring, detecting, isolating and troubleshooting faults as they occur, thereby lowering the total cost of ownership as SAN resources are utilized more efficiently.

     - Optimize performance in an increasingly complex information infrastructure. Enterprises rely on SANs to provide multiple users simultaneous access to stored data over independent paths within the SAN. This permits access to data by more users than is possible with traditional storage architectures. SAN switches need to provide high port count and throughput capability. These features enable higher performance and more cost effective scaling because more devices can be connected than with clustered switches.

     In order to address these requirements, organizations are increasingly adopting an enterprise-wide strategy to SAN deployment, requiring SAN infrastructure providers to adopt features and practices that deliver on the full promise of SANs.

THE MCDATA SOLUTION

     We are the leading provider of high availability storage director switching devices for connecting servers and storage devices. We combine years of experience in designing, developing and manufacturing high performance switching technologies with a knowledge of business critical applications, service and support to solve complex business problems at the core of a business enterprise's data infrastructure. Our solutions include hardware and software products, methodologies and education that enable businesses to scale their operations globally through a comprehensive, manageable, flexible data infrastructure that is optimized for rapid deployment and responsiveness to customer needs. We believe that the completeness of our preconfigured hardware, software and services necessary to provide interoperable SAN solutions will enable us to be one of the first companies to offer enterprise-wide SAN solutions to our customers. The advantages of our solutions include the following:

     - Scalability -- Dynamic Growth. Our solutions are designed to enable users to consolidate, add or reconfigure servers and storage devices within an enterprise-wide network of data storage and switching devices. The architecture of our products is designed to permit businesses to expand their computing and storage resource needs without causing business interruption or a decline in overall storage system performance.

     - Connectivity -- Interoperability. We are at the forefront of providing products that interoperate with the majority of popular servers and storage devices. Our products are designed to protect customers' investment in their information infrastructures.

     - Availability -- Information Anywhere, Anytime. Our SAN solutions are designed to offer users a reliable and a highly available information infrastructure. Our products are designed to provide maximum availability by using fault-tolerant technology incorporating spare, or "redundant," components in the architecture of the product. These products offer internally redundant capabilities that enable customers to run their businesses on a 24x7 basis with 99.999%, or "five-nines," operational availability.

     - Manageability -- Comprehensive Control for Low Total Cost of
       Ownership. Our switching and network management software solutions are designed to enable customers to manage their entire SAN fabric from a central point. For example, our Enterprise Fabric Connectivity Manager Software is designed to minimize downtime by proactively monitoring, detecting and isolating fabric conditions that may interrupt the access to or availability of data. Our products are easy to install and operate, have powerful, built-in diagnostic capabilities designed to enhance troubleshooting methods that reduce the time it takes to restore a fabric to full operation. Product features simplify the overall administration, service and support of the infrastructure, permitting more efficient use of personnel and increased data availability.


     - Performance -- High Price to Performance Value. Our products are designed to offer maximum performance throughout a fabric as the increase in business applications drives growth in storage and server connections. We have designed the technology for our products to provide customers with more data transmission ports per switch. This results in a lower price per port than similarly sized products with fewer ports that must be networked together in order to provide the same number of available ports.


THE MCDATA STRATEGY

     We are focused on becoming the leading provider of enterprise-wide SAN switching solutions. The key elements of our strategy are the following:


     - Capitalize on our market leadership. We intend to capitalize on our market leadership in providing storage director switching devices through continual enhancement of our existing products and the development of new products. We have experience in developing high availability switching solutions that are essential to business computing, including SAN solutions and other information infrastructures.


     - Leverage technology leadership to provide an enterprise-wide solution. We intend to leverage our leadership in high availability storage director switching devices technology for the data center environment and our backbone infrastructure experience to expand our common application specific integrated circuit, or ASIC, architecture into products that are suitable for other segments of the enterprise. To extend the industry leading technology of our high availability storage director switching devices, we plan to offer a complete portfolio of managed switching solutions for the entire enterprise. We will leverage our backbone infrastructure experience to enable customers to architect, design and deploy large scale, centrally managed, enterprise-wide SAN solutions with a high level of infrastructure availability, performance and

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

       manageability. The key attributes of our director class product, our experience in the enterprise and our expanded hardware and software products will provide customers with a complete line of solutions for their entire enterprise SAN infrastructure requirements.

     - Extend leadership in interoperability. We intend to lead the development and establishment of the next generation of standards for the SAN and information infrastructure industry. We pioneered and currently chair the Open Standards Fabric Initiative, which focuses on the development and deployment of industry standards to advance interoperability among fibre channel switch products. In addition, we have developed and operate a state-of-the-art interoperability lab that enables us to develop products that we certify as interoperable with a wide variety of SAN and other information infrastructures. Our leadership of the Open Standards Fabric Initiative and our continued investment in our interoperability efforts will enable us to define and support standards for new SAN market opportunities.

     - Develop and deploy a fabric management system. We intend to leverage our Enterprise Fabric Connectivity Manager installed base to deploy a fabric switching and network management software system that enables multi-device, multi-vendor software-based management. We will combine the capabilities of our ASIC technology with our management software products to achieve high availability through the fabric. We will invest in our network management software tools to continuously improve overall fabric performance. Our network management software works in conjunction with McDATA management software tools and other system and storage management platforms to provide a proactive, single system view capability that is required to provide the highest availability of data.

     - Expand multi-channel distribution capability across the enterprise. We will continue to develop and expand our direct assist sales model with our existing and future original equipment manufacturer, reseller and systems integrator customers. With these new relationships, we intend to develop new markets both in the United States and abroad. We have recently entered into renewed arrangements with EMC and IBM. Our future success depends in part on the successful creation of an open market channel through distributors and resellers. To this end, we have developed a network of leading distributor and reseller partners. We intend to enter into agreements with additional distributors and resellers, both in the United States and abroad, to increase our geographic coverage and address new vertical markets.

     - Increase brand awareness. We plan to actively build awareness of our brand to position ourselves as the leading provider of high performance, highly available SAN and information infrastructure products for enterprise business applications. We will extend our brand through our distribution and original equipment manufacturer partners. We intend to promote our brand through increased investment in a range of marketing programs, including advertising in industry print publications, trade show participation, direct marketing and public relations.

McDATA PRODUCTS

     McDATA designs, develops, manufactures and sells switching devices and related software that enable enterprise-wide high performance SANs. We are a technology and market leader for storage director switching devices. We are developing a comprehensive suite of SAN switching products that leverage the core technology advantages of our hardware and software design architecture to address the connectivity needs of business enterprises.

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

     The following table summarizes the key features and functions of our primary products:

                            [PRIMARY PRODUCTS GRAPH]


* We are conducting final systems verification testing on the ES-1000 with plans to initiate initial beta customer activities in the second half of 2000. We expect the ES-1000 to be commercially available in the second half of 2000.


ED-5000 Enterprise Fibre Channel Director. The ED-5000 provides high performance switching for mass storage clusters and client-server environments. The ED-5000 is a 32-port fibre channel switch that offers high-performance connectivity and high availability as well as shared network management protocol support in high-end open systems, such as those using UNIX, Windows2000 and Linux. The product is a high-end solution for applications requiring gigabit performance and 24x7 operation. The ED-5000 provides full redundancy in a non-blocking, any-to-any, 32-port, configuration within the switch. The major sub-assemblies of the ED-5000 are "hot-swappable," meaning that a replacement may be substituted for a defective assembly while the product is performing its normal functioning, thereby allowing customers to replace and service the unit without interrupting the basic operation of the switch.

ES-1000 Fibre Channel Switch. The ES-1000 is an entry level fibre channel switching device that, when combined with the ED-5000 Director, enables an end-to-end switching solution for the consolidation of workgroup and department level storage and servers. High availability features include redundant fans, power supplies and other components. The ES-1000 switch is equipped to be managed with our enterprise software products, providing a centralized, fabric-wide statistical view of the entire storage network.

Software Products. Our management software products, branded Enterprise Fabric Connectivity Manager, which are licensed separately from our other products, leverage our director class experience to provide open-systems network management capabilities. The Enterprise Fabric Connectivity Manager platform utilizes standards-based and proprietary technologies to provide user-friendly distributed network management configuration and control capabilities. Using Java-based and

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

client-server technologies, we have designed the Enterprise Fabric Connectivity Manager management architecture to be operating system independent.

     FabricReady Solutions. Our FabricReady solutions are comprised of our director products and other SAN networking devices and form comprehensive enterprise storage connectivity solutions. These FabricReady offerings are preconfigured and qualified with hardware, software and services necessary to provide interoperable SAN solutions. FabricReady offerings provide customers and channel partners with an integrated, application based SAN solution for solving business critical problems across the enterprise. It offers customers a predictable and reliable way to deploy SAN solutions into their production environments while substantially minimizing overall risks and the costs associated with new technologies. FabricReady services combine our long standing commitment and investments in interoperability with the capability to provide complete end-to-end SAN infrastructure solutions based on the integration and rigorous testing of applications. We currently provide FabricReady solutions for NT and Sun consolidation and local area network-free back-up applications.

     Protocol routers and host bus adapters represent significant enabling technologies that provide an essential part of a total FabricReady solution. Host bus adapters are required to provide the fibre channel interface on the server platforms. We offer the majority of popular interfaces from leading vendors such as Emulex Corporation, Jaycor and QLogic Corporation as part of a qualified packaged solution to end-user and systems integrator channels.

     The small computer system interface to fibre channel router devices are another key element in our FabricReady solutions portfolio. The EB-1200 is sold as part of a bundled solution to end-user and systems integrator channels. The EB-1200 provides two 16-bit small computer system interface ports and one 1.062 gigabit fibre channel port connection for customers requiring fibre channel connectivity to existing small computer system interface devices. Additionally, we are working with router companies, including Crossroads Systems, Inc. and Chaparral Network Storage, Inc. to integrate and qualify third party software to enable serverless back-up.

     FICON Bridge. We designed and manufacture the FICON(TM) feature card within IBM's 9032 Model 5 Director that functions as a bridge between FICON and ESCON protocols. FICON is designed to provide fibre channel connectivity to mainframe storage devices. FICON takes advantage of the American National Standards Institute fibre channel standard transport with the introduction of IBM's performance-enhancing S/390 layer. The FICON Bridge card helps provide customers with investment protection for currently installed ESCON control units, such as disk storage and tape control units.

TECHNOLOGY

     We have developed ASIC technology that serves as the foundation for the development of a complete family of SAN products. Our ASICs provide building blocks at the circuit level for implementing fibre channel switches. These ASICs combine a number of fibre channel functions in a single chip that substantially reduces the number of components needed in our fibre channel switches. Our years of design expertise in fibre channel technology and large scale switching solutions allows us to deploy high availability SAN fabrics.


     These ASICs are used in our next generation switch products, which are currently undergoing testing. The implementation of our new switch architecture is based on a common hardware and software design. The architecture enables product designs that span the high-end and mid-range storage computing environments with gigabit performance and 24x7 operation. Our technology allows us to offer switches with a higher number of data transmission ports per switch than similarly sized products with fewer ports. Switches with fewer ports must be networked together to provide the same number of available ports. Our comparatively high number of available ports per switch allows our switches to offer higher performance than switches that must be networked together because none of our switch ports needs to be diverted to network to other switches, which degrades overall performance of the switch. Our next generation switch enables a fabric to scale beyond 8000 ports. In addition to the support for full duplex 1.0625 gigabits per second ports at very low latencies, generally indicating a two micro-second or less delay in the data throughput speed of a switch, the design supports transmission of up to 2.125 gigabits per second and in the future will support transmission of up to 10 gigabits per second.


     We expect that our next generation of switch products will include the following characteristics:

     - system status monitoring;

     - ability to automatically replace faulty internal component parts without interruption of data transmission through the switch;

     - non-disruptive serviceability;

     - component failure detection and reporting;

     - user friendly operation;

     - automated call home facilities;

     - network management that supports both in-band and out-of-band systems;
       and

     - management via our Enterprise Fabric Connectivity Manager software management products.

     Our software product architecture is based on a McDATA-developed embedded real-time operating system which provides state-of-the-art characteristics. Coupled with hardware architecture, the software design delivers fibre channel services for the entire family of SAN products, using a single, common code image.

CUSTOMERS


     As of March 31, 2000, we had core product placements with over 400 end users purchasing directly from us and our original equipment manufacturer and reseller customers in the United States and internationally. Our three major customers in 1999, EMC, Hewlett-Packard Company and IBM, are significant providers of enterprise storage systems. We currently market our products primarily through one key original equipment manufacturer, EMC, and one key reseller, IBM. In 1999, EMC accounted for approximately 69%, Hewlett-Packard accounted for approximately 13% and IBM accounted for approximately 11% of our total revenue, respectively.



     The following is a list of all other end users that purchased McDATA products directly from us and our original equipment manufacturer and reseller customers based on billings by McDATA in excess of $70,000 in fiscal 1999:



21st Century Insurance Group


Amdahl Corporation


Citibank (South Dakota), N.A.

Comparex Informationsystems GmbH

Computer Sales International, Inc.


Edward Jones


GE Capital Information Technology


  Solutions, Inc.


Netmarks Inc.


Northpoint Communications Group, Inc.


People's Bank


Pfizer Inc.


Williams Communications, Inc.



     Seventy thousand dollars is approximately the average aggregate dollar amount of billings per end user customer in 1999, after excluding billings to our three major customers. After excluding billings to our three major customers, therefore, the end users listed above all were billed by McDATA in amounts greater than our average aggregate dollar amount of billings per customer in 1999.


     Our investment in building a world-class sales organization has been a critical component of growing our installed base of products and end user deployment in a direct-assist sales model with our original equipment manufacturer and systems integrator partners. Our close contact with our original equipment manufacturer and systems integrator partners provides us with direct feedback on our products and solutions and helps accelerate our sales cycle.

     Our success with our partners and with the market for our products is based on our solution offerings, including professional, education and FabricReady solutions. Over the past 18 months, we have enabled our partners to accelerate the time to deploy their SAN solutions by leveraging our expertise with hundreds of installations and by training over 1300 people with our education.

     Our goal is to enhance our current original equipment manufacturer partnerships, increase the proportion of our revenue from additional original equipment manufacturer and reseller relationships and to attract additional customers. We anticipate, however, that a significant percentage of our future revenue may continue to be derived from a limited number of original equipment manufacturer and reseller customers.

     In addition to our original equipment manufacturer and reseller customers, we also have relationships with systems integrators, including Berkshire Computer Products, Netmarks Inc., Ciber, Inc., Arraid, Inc., HPS Ltd., the Salem Computer Group and Vion Corporation. These and our other systems integrator partners will continue to be a strategic focus for us as we continue to expand our business and deploy our FabricReady solutions.

SALES AND MARKETING

     Our sales and marketing approach is focused on an indirect sales model executed through original equipment manufacturers, such as EMC, resellers, such as IBM, and systems integrator customers. We support these distribution customers in a direct assist model with our field sales and service personnel. In addition, our professional and educational services teams are recognized within the industry as technical experts with proven deployment methodologies and a comprehensive fibre channel education curricula.

     Our original equipment manufacturer and reseller customers incorporate our switches into their end-user products that are installed and field-serviced by the original equipment manufacturer technical support organizations. IBM Global Services provides our first level of field support for all products that are sold directly or through our indirect channel partners. The sales cycle used in selling to an original equipment manufacturer customer can vary significantly in terms of its length and complexity. Often, it involves the use of our testing labs or those of our strategic partners, where substantial testing takes place. It also often involves the submission of proposal documentation and presentations to the customer. This sales process generally involves the combined efforts of our sales and marketing, engineering and management teams and can take from several weeks to more than one year.

     We recently entered into a five-year agreement to sell our products to EMC under which we will manufacture our products for EMC's internal use or for delivery directly to EMC's end user customers. Under the terms of this agreement, we are obligated to provide varying degrees of support for these products to EMC's end user customers.

     We also recently entered into a Resale Agreement with IBM that governs IBM's purchases of our products and appoints IBM as a non-exclusive authorized reselling agent of ours to resell our products and services to IBM reseller and end-user customers. This agreement also grants to IBM the
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

non-exclusive, non-transferable worldwide right and license to use and to distribute software in connection with these products. The agreement does not transfer any intellectual property and does not commit IBM to purchase any products from us. The agreement has an initial term of five years. Either IBM or we may terminate the agreement in the event of a material breach without cure within 30 days or in the event of any insolvency.

     We also intend to continue to sell our products to a limited number of systems integrators who combine our products with products of other vendors to provide complete SAN solutions. Systems integrators typically provide installation, service and technical support to their end-user customers.

     As of June 30, 2000, our sales organization consisted of nine sales regions, including six in North America and one in each of Germany, the United Kingdom and Japan. Our sales organization consisted of 129 people, including field sales personnel, systems engineers, channel sales professionals, professional and educational services providers and sales operations professionals.

CUSTOMER SERVICE AND SUPPORT

     We believe that superior customer service and support are critical to maintain successful long-term relationships with our customers and enhance our leadership position in the SAN market. This service and support will also contribute to building our brand, as our products are introduced and integrated with products of other manufacturers and resellers.

     We provide technical support to our original equipment manufacturer customers and systems integrators, enabling them to provide technical support to their end users. We do this by providing training and documentation together with 24x7 support. When a customer issue originates from our call center, we remain in contact with the customer until the issue is resolved. Our customer support includes a comprehensive array of full-service support elements, including:

     - 24x7 call home monitoring;

     - spare parts depots;

     - direct support through IBM Global Services; and

     - field engineers, manufacturer-based technical support specialists and regional support specialists available to handle on-site requirements.

MANUFACTURING

     Our manufacturing facility, located in Louisville, Colorado, is approximately 91,000 square feet. We perform final assembly and testing, finished goods distribution, customer service repair and logistics in this facility. We currently anticipate that this facility will be adequate for us to meet demand for our products for the foreseeable future. In addition, we have available additional manufacturing floor space, multiple shifts and outsourcing options to provide significantly higher volume manufacturing capability if required.

     We subcontract a majority of our production activities, including the manufacture, assembly and testing of a substantial part of our products. We currently utilize SCI Systems as the primary contract manufacturer for printed circuit board assembly and testing and box build. SCI has multiple sites in multiple countries that can be used for disaster recovery or to significantly expand their manufacturing capacity. We currently depend upon LSI Logic for the production of our ASICs.

     We depend on SCI, LSI Logic and our other subcontractors to deliver high-quality products in a timely manner, but we cannot assure you that they will be able to do so. We currently do not have a long-term supply contract with any of our subcontractors.

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     We design test processes for all of our products to identify the causes and measure the frequency of product failures. We and our major component suppliers use these test processes in connection with the manufacture of our products. Our tests include environmental stress screening, which seeks to ensure product performance and reduce premature product failures, and other test processes, which are designed to identify product defects prior to shipping. In addition to qualifying our products, we also qualify our component suppliers based on their ability to manufacture components within defined specifications.


RESEARCH AND DEVELOPMENT


     The SAN and other information infrastructure markets are characterized by rapid technological change, including changes in customer requirements, frequent new product introductions and enhancements, and evolving industry standards. We believe that continued research and development efforts are an important factor in our ability to maintain technological competitiveness. As of June 30, 2000, we employed 172 individuals in engineering and development efforts that are focused on the development, enhancement and testing of switches, ASICs and the associated software offerings that address the needs of the SAN market. In addition, we currently cooperate with leading software companies, including Microsoft Corporation and Tivoli, a division of IBM, to develop and test the interoperability of our products with their software to provide both our and their end users with more fully tested, interoperable SAN solutions. We do not believe that our relationships with these companies are material to our business, financial condition or results of operation. We intend to dedicate resources to the continued development of the fibre channel standards and to achieve interoperability with the fibre channel devices of other companies. Finally, our Systems Integration Lab is the industry's foremost fibre channel switched fabric interoperability lab and is staffed by fibre channel and open systems experts.


     Our research and development expenditures were approximately $17 million in 1997, approximately $18 million in 1998 and approximately $24 million in 1999. Expenses associated with our Systems Integration Lab are incorporated in our marketing expenditures and are not included in our research and development costs.

COMPETITION

     Although the competitive environment in the SAN market has not yet developed fully, we anticipate that the current and potential market for our products will be highly competitive, continually evolving and subject to rapid technological change. New SAN products are being introduced by various server and storage providers and existing products will be continually enhanced. Our primary competitor in the fibre channel switch market is Brocade Communications Inc. Other companies are also providing fibre channel switches and other products to the SAN market, including Ancor Communications, Inc., Gadzoox Networks, Inc. and Vixel Corporation. In addition, a number of companies, including Emulex Corporation, Interphase Corporation, JNI Corporation, QLogic Corporation and Crossroads Systems, Inc. are developing, or have developed, fibre channel products other than switches, including adapters and hubs. We anticipate that these and other manufacturers of network equipment may introduce new fibre channel switch products in the near future. In the future, we may also compete with networking companies or other companies in related or other industries for which future direct participation in the market for switching devices may become strategic. In addition, although EMC has agreed for a period of two years after the completion of this offering not to develop or manufacture products that compete with our products, upon the expiration of that two-year period, EMC may directly compete with us. Moreover, we have granted EMC a license under our patents to make, use and sell any products that EMC is selling or distributing up to the date of the offering, including products that compete with ours.

     It is also possible that our existing or potential customers could develop and introduce products competitive with our product offerings. We believe the competitive factors in this market segment include:

     - product performance and features;

     - product reliability and interoperability;

     - price;

     - ability to meet delivery schedules;

     - customer service and technical support; and

     - systems management.

     Some of our current and potential competitors have established operating histories, greater resources and name recognition, and a larger installed base of customers than we have. As a result, these competitors may have greater credibility with our existing and potential customers. They also may be able to adopt more aggressive pricing policies and devote greater resources to the development, promotion and sale of their products than we can to ours. This may allow them to respond more quickly than we can to new or emerging technologies and changes in customer requirements. In addition, some of our current and potential customers have already established supplier or joint development relationships to discourage these customers from purchasing additional products from us or persuade them to replace our products with their products. Increased competition could result in pricing pressures, reduced sales, reduced margins, reduced profits, reduced market share or the failure of our products to achieve or maintain market acceptance. We may not have the financial resources, technical expertise or marketing, manufacturing, distribution and support capabilities to compete successfully in the future. Additionally, we may not be able to compete successfully against current or future competitors and competitive pressures may materially harm our business.

INTELLECTUAL PROPERTY

     Our success depends on our ability to protect our proprietary technology and to operate without infringing the proprietary rights of third parties. We rely on a combination of patents, copyrights, trademarks and trade secrets, as well as confidentiality agreements and other contractual restrictions with employees and third parties, to establish and protect our proprietary rights. We cannot be certain that the steps we take to protect our intellectual property will adequately protect our proprietary rights, that others will not copy or otherwise obtain and use our products and technology without authorization, independently develop or otherwise acquire equivalent or superior technology or that we can maintain such technology as trade secrets. In addition, the laws of some of the countries in which our products are or may be sold may not protect our proprietary rights as fully as the laws of the United States.

     As of June 30, 2000, we held 16 U.S. patents and had 20 additional U.S. patents pending. We are seeking additional patent protection for certain additional aspects of our technology. However, it is possible that patents may not be issued for these applications.

     It is possible that litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Litigation could result in substantial costs and diversion of our resources and could materially harm our business. From time to time, we have received, and may receive in the future, notice of claims of infringement of other parties' proprietary rights. Infringement or other claims could be asserted or prosecuted against us in the future, and it is possible that past or future assertions or prosecutions could harm our business. Any such claims, with or without merit, could be time-consuming, result in costly litigation and diversion of technical and management personnel, cause delays in the development and release of our products, or require us to develop non-infringing technology or enter into royalty or licensing arrangements. Such royalty arrangements, if required, may not be available on terms acceptable to us, or at all. For these reasons, infringement claims could materially harm our business.

     Under the terms of the Master Confidential Disclosure and License Agreement between EMC and us, EMC has granted us a license under existing EMC patents. If we are acquired, our acquiror will retain this license as long as our acquiror grants to EMC a license under all of the acquiror's patents for all products licensed under the agreement under the same terms as the license we have granted to EMC under the agreement. The potential loss of the license from EMC after an acquisition of us by a third party may make an acquisition of us by a third party unlikely.

     EMC and IBM entered into a cross-license agreement on March 19, 1999, and amended that agreement on May 12, 2000, under which each party, on behalf of itself and its subsidiaries, granted the other a license under patents issued or issuing on applications entitled to an effective filing date through December 31, 2005. Under the terms of this cross-license agreement, patents held by us were licensed to IBM and patents held by IBM were sublicensed to us by EMC. Each party released the other and its subsidiaries from claims of patent infringement committed prior to the date of the cross-license. In the event of the distribution of our Class A common stock as currently contemplated by EMC, IBM, pursuant to the cross-license agreement, will retain the benefit of a license to our patents with an effective filing date through the date of such distribution, but the sublicense to us under IBM patents will terminate upon such date in accordance with the terms of the cross license agreement. We are not aware of any issued or pending IBM patents that are infringed by our products, nor have we received any notice of alleged infringement from IBM. However, in the event that IBM were to allege any such infringement following the distribution of our Class A common stock by EMC, our ability to negotiate a settlement may be impaired either by the absence of any incentive for IBM to negotiate a cross-license arrangement or otherwise.

     The cross-license agreement further provides that if either party transfers a product line after the effective date of the cross license agreement, either as part of or separate from a disposition of a subsidiary to any third party, and if such transfer includes patents and tangible assets having a net value of at least $100,000,000, relating to the product line being transferred with the subsidiary, then after written request by the transferring party and, if applicable, by such third party, to the other party within 60 days following the transfer, the other party will grant to the ex-subsidiary, in the case of a disposition of a subsidiary, a royalty-free license under its licensed patents, subject to the following limitations: (1) the field would be limited to only the particular product line being transferred, including subsequent versions under development by the transferring party at the time of the disposition, (2) the license would only cover, in any twelve month period, a volume of licensed products generating revenue equal to 110% of product revenue for the preceding twelve month period, (3) the ex-subsidiary would be required to grant IBM a royalty-free cross-license under its patents and (4) the license to the ex-subsidiary would terminate should the license from IBM to EMC terminate. Although we believe that the foregoing provision would apply to us following the distribution of our Class A common stock by EMC, there can be no assurance that IBM will agree with our interpretation. In addition, even if IBM accepts our interpretation, the cross-license agreement does not specify the consequences if a transferred subsidiary exceeds the limit of 10% annual increases in product revenue.

EMPLOYEES

     At June 30, 2000, we had 473 full-time employees. Of these employees, 172 were engaged in engineering and development, 151 in sales, marketing and customer support, 80 in manufacturing and

70 in finance and administration. None of our employees are represented by a labor union. We have not experienced any work stoppages and consider our relations with our employees to be good.

     Our future performance depends in significant part upon the continued service of our key technical, sales and senior management personnel, several of whom are not bound by an employment agreement requiring service for any defined period of time. The loss of the services of one or more of our key employees could have a material adverse effect on our business, financial condition and results of operations. Our future success also depends on our continuing ability to attract, train and retain highly qualified technical, sales and managerial personnel. We face rigorous competition for such personnel in the greater metropolitan Denver and metropolitan Toronto areas, where our main facilities are located. We may not be able to retain our key personnel in the future.

LITIGATION

     From time to time, we may become involved in various lawsuits and legal proceedings that arise in the ordinary course of business. Litigation is subject to inherent uncertainties and an adverse result in a matter that may arise from time to time may harm our business, financial condition or results of operation.

FACILITIES

     Our principal facilities for administration, sales, marketing, customer support, manufacturing, research and development are located in two facilities in the greater Broomfield, Colorado area. We currently occupy 122,000 square feet of office space under a lease that expires in December 2003 and approximately 91,000 square feet of manufacturing space under a lease that expires in February 2003. We also occupy 10,400 square feet of office space in Toronto, Ontario under a lease that expires in June 2003. We believe our current facilities will be adequate to meet our needs for the next twelve months. If our growth continues, we will need larger facilities at that time. There can be no assurance that suitable additional facilities will be available as needed on commercially reasonable terms. We have signed a letter of intent to acquire approximately 90 acres of land in Broomfield, Colorado for a cost of approximately $12.0 million. Under this letter of intent, we have six months to conduct due diligence on the property to determine its suitability for our requirements. We may terminate the letter of intent for any reason during this six month period.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth certain information regarding our executive officers and directors as of the date of this prospectus:


NAME                                        AGE                        POSITION
----                                        ---                        --------
John F. McDonnell.........................  56    Chairman of the Board of Directors, Chief Executive
                                                    Officer and President
Richard A. Carlson........................  47    Vice President of Quality and Customer Support
Michael B. Gustafson......................  33    Vice President of Worldwide Sales and Services
James E. Kuenzel..........................  46    Vice President of Engineering
Thomas O. McGimpsey.......................  38    Vice President and General Counsel
Dee J. Perry..............................  48    Chief Financial Officer and Vice President of
                                                  Finance and Administration
Jeffery O. Vogel..........................  45    Vice President of Marketing and Systems Integration
                                                    Services
David M. Weishaar.........................  48    Vice President of Manufacturing and Customer
                                                  Service
David A. Donatelli........................  35    Director
John W. Gerdelman.........................  47    Director
Charles C. Johnston.......................  65    Director
D. Van Skilling...........................  66    Director
Thomas M. Uhlman..........................  53    Director
Laurence G. Walker........................  51    Director


EXECUTIVE OFFICERS AND DIRECTORS

     John F. McDonnell is a founder of McDATA and has served as Chief Executive Officer and President of McDATA since its inception in 1982, and has served as Chairman of the Board of Directors since 1998. Mr. McDonnell has more than 31 years of experience in the data communications field, including 26 years in corporate and technical management and 5 years in engineering. Prior to founding McDATA, he held various corporate management and engineering positions at Storage Technology Corporation and Computer Communications, Inc. Mr. McDonnell attended California State University at Long Beach.

     Richard A. Carlson has been Vice President of Corporate Quality and Customer Support since May 1995. Mr. Carlson joined McDATA as a support technician in 1986 and served in a variety of support and management positions until 1995, most recently as Director of Customer Support from October 1992 to May 1995. Mr. Carlson received his associate degree in management from Front Range Community College in Colorado.

     Michael B. Gustafson has been Vice President of Worldwide Sales and Services since March 1999. From May 1998, when he joined McDATA, until March 1999, Mr. Gustafson served as a regional sales manager of McDATA. Prior to joining McDATA, Mr. Gustafson spent 9 years with IBM serving in various sales management positions, including most recently as Business Unit Executive and Director of U.S. Channel Field Sales of IBM from June 1997 until May 1998. Mr. Gustafson received his Bachelor of Science degree in business administration from Washington University in St. Louis.

     James E. Kuenzel has been Vice President of Engineering since joining McDATA in November 1999. He was previously Vice President of Engineering at Cabletron Systems Inc. from February 1998 until October 1999 and held a variety of engineering management positions at Digital

Equipment Corporation over a period of twenty years, including having served as the Vice President of Engineering from January 1997 until February 1998 and as a Director of Engineering from March 1994 until January 1997. Mr. Kuenzel received his associate degree in electronics from the Philco Ford Technical Institute.


     Thomas O. McGimpsey has been Vice President and General Counsel since July 2000. Prior to joining McDATA, Mr. McGimpsey was the senior corporate and securities attorney at U S WEST, Inc. and U S WEST Communications, Inc. from 1998 until July 2000. From 1996 to 1998, Mr. McGimpsey was in private practice as an associate attorney at the law firm of Ballard Spahr Andrews & Ingersoll, LLP. From 1994 to 1996, Mr. McGimpsey was in private practice as an associate attorney at the law firm of Holland & Knight, LLP. Mr. McGimpsey received his Juris Doctor degree from the University of Colorado and his Bachelor of Science Degree in Computer Science from Embry-Riddle Aeronautical University.


     Dee J. Perry has been the Chief Financial Officer and Vice President of Finance and Administration since May 2000. Ms. Perry also served in this capacity from January 1991 until April 2000. Ms. Perry was previously Controller at Celestial Seasonings from April 1989 to September 1990 and Controller at NBI, Inc. from April 1985 to March 1989. Ms. Perry received her Bachelor of Arts and Master of Science degrees in accounting from the University of Colorado and her Master of Business Administration degree from Arizona State University.

     Jeffery O. Vogel has been the Vice President of Marketing and System Integration Services since joining McDATA in December 1998. He served as Vice President of Marketing and Business Development at Vixel Corporation, a provider of fibre channel software, switches, hubs and other components for storage area networks, from November 1993 until November 1998. Previously, he held sales, marketing and IT management positions at Hitachi Data Systems, Seagate Technology, Inc., Western Digital Corporation and Bank of America. Mr. Vogel received his Bachelor of Science degree in engineering from the DeVry Institute.

     David M. Weishaar has been the Vice President of Manufacturing since joining McDATA in July 1999. From January 1999 to June 1999, Mr. Weishaar was a self-employed consultant. From November 1994 to December 1998 Mr. Weishaar served as Vice President of Manufacturing and Customer Service, and Chief Quality Officer for Stratus Computer and from June 1993 to November 1994 he served as the Vice President of Manufacturing at Stratus Computer. He has also held executive management positions at Sun Microsystems, Sequoia Systems, and ZTEL, Inc., and management positions at Digital Equipment Corporation. He received his Bachelor of Science degree in Electrical Engineering from the University of Wyoming and his Master of Business Administration degree from Northeastern University.

     David A. Donatelli, Senior Vice President, New Business Development, EMC Corporation, has served as a director of McDATA since May 1999. Mr. Donatelli has been employed by EMC for 12 years, serving in a number of senior management positions, most recently as Vice President and General Manager, EMC Data Manager group from February 1998 to March 1999 and Senior Vice President, New Business Development of EMC from April 1999 to present. He is a graduate of Boston College and received his Master of Business Administration degree from Northwestern University's Kellogg School of Management.

     John W. Gerdelman, Managing Member, Mortonsgroup LLC, has served as a director of McDATA since May 1998. Mr. Gerdelman has been Managing Member of Mortonsgroup LLC, an early stage venture firm, since October 1999. From April 1999 to October 1999, Mr. Gerdelman was Chief Executive Officer of USA.NET, a provider of outsourced e-mail applications for consumers and business customers. Mr. Gerdelman was employed by MCI Telecommunications Corporation as an Executive Vice President from 1986 through April 1999. He received his Bachelor of Science degree in chemistry from the College of William and Mary. Mr. Gerdelman currently serves as a director of Sycamore Networks, Inc.


     Charles C. Johnston, Chairman, Ventex Technology, Inc. and AFD Technologies, LLC, has served as a director of McDATA since May 1998. Mr. Johnston has been Chairman of Ventex Technology, Inc., an electronic transformer company, and AFD Technologies, LLC, a chemical company, since 1993. Mr. Johnston was founder, Chairman and CEO of ISI Systems, a computer software company, from 1990 to 1992 before it was sold to Teleglobe Corporation of Montreal, Canada. He served in various capacities at International Business Machines Corporation from 1959 until 1965 and served as Director of Grumman Corporation and Teleglobe Corporation from 1989 to 1994. He received his Bachelor of Science degree in 1957 from the Worcester Polytechnic Institute. He currently serves as a director of Bitwise Designs, Inc., Hydron Technologies, Inc., Internet Commerce Corporation and Waste Systems International, Inc.


     D. Van Skilling, President, Skilling Enterprises, Chairman Emeritus, Experian, has served as a director of McDATA since May 1998. Mr. Skilling retired as Chairman and Chief Executive Officer of Experian Information Solutions, Inc., formerly TRW Information Systems & Services, in April 1999. From September 1996 until April 1999, Mr. Skilling was Chairman and Chief Executive Officer of Experian. From March 1970 until September 1996, Mr. Skilling was the Executive Vice President of TRW Information Systems and Services. He received his Bachelor of Science degree in chemistry from Colorado College and his Master of Business Administration degree in International Business from Pepperdine University. He currently serves on the Boards of Directors of The Lamson & Sessions Company and First American Financial Corporation.

     Thomas M. Uhlman, President, New Ventures Group, Lucent Technologies, Inc., has served as a director of McDATA since May 1998. Mr. Uhlman has been President, New Ventures Group of Lucent Technologies since 1997. From 1996 to 1997, Mr. Uhlman was Senior Vice President, Corporate Strategy, Business Development and Public Affairs of Lucent Technologies. From 1995 to 1996 Mr. Uhlman was the Vice President, Corporate Development of AT&T Corp. Prior to joining AT&T, he was with Hewlett-Packard Company in various advisory and management roles. He received his Ph.D. in Political Science from the University of North Carolina, his Masters Degree in management from Stanford University and his Bachelor of Arts degree in political science and psychology from the University of Rochester.

     Laurence G. Walker, Chief Executive Officer, C-Port Corporation, which recently became a wholly-owned subsidiary of Motorola, has served as a director of McDATA since May 1998. Mr. Walker co-founded C-Port in November 1997 and has been Chief Executive Officer since that time. From June 1997 until October 1997, Mr. Walker was self employed. From August 1996 until May 1997, Mr. Walker served as Chief Executive Officer of CertCo, a digital certification supplier. Prior to that, he was Vice President and General Manager, Network Product Business Unit, Digital Equipment Corporation from January 1994 to July 1996. From 1981 to 1994, he held a variety of other management positions at Digital Equipment Corporation. He received his Ph.D. and Master of Science degree in electrical engineering from the Massachusetts Institute of Technology and his Bachelor of Science degree in Electrical Engineering from Princeton.

     We are presently engaged in a search for a replacement for our Chief Financial Officer. In May 2000, a candidate we had retained for this position determined that he would be unable to serve in that capacity for personal reasons. Ms. Perry has agreed to serve in her current position until a replacement candidate has been hired and to assist in any transition process.

     Our board of directors is divided into three classes, the members of which serve for a staggered three-year term and until they or their successors are duly elected and qualified. Messrs. Donatelli and Gerdelman serve in the class whose term expires at the annual meeting of stockholders in 2001; Messrs. Skilling and Uhlman serve in the class whose term expires at the annual meeting of stockholders in 2002; and Messrs. Johnston, McDonnell and Walker serve in the class whose term expires at the annual meeting of stockholders in 2003. Upon the expiration of the term of a class of directors, directors in that class will be elected for three-year terms at the annual meeting of stockholders in the year in which that term expires.

     Our officers serve at the discretion of the board of directors. There are no family relationships among our directors and officers.

BOARD OF DIRECTORS COMMITTEES AND OTHER INFORMATION

     Our board of directors has an audit committee and a compensation committee. The audit committee, currently comprised of Messrs. Gerdelman, Johnston and Skilling, determines our accounting policies and practices and financial reporting and internal control structures, recommends to our board of directors the appointment of independent auditors to audit our financial statements each year and confers with the auditors and our officers for purposes of reviewing our internal controls, accounting practices, financial structures and financial reporting. The compensation committee, currently comprised of Messrs. Donatelli, Uhlman and Walker determines salaries, incentives and other forms of compensation for our executive officers and administers our incentive compensation plan.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     No interlocking relationship exists between our board of directors or compensation committee and the board of directors or compensation committee of any other entity, nor has any interlocking relationship existed in the past.

DIRECTOR COMPENSATION

     With the exception of John F. McDonnell and David A. Donatelli, all of our directors are compensated for their services as board or committee members. Each director other than Mr. McDonnell and Mr. Donatelli currently receives an annual director's fee of $10,000, plus $1,000 for each board meeting and $1,000 for each committee meeting. Our practice has been to grant directors options to purchase 25,000 shares of our Class B common stock when they became directors and to grant them options to purchase an additional 10,000 shares of our Class B common stock each year thereafter. In October 1997, before he became a director, Mr. McDonnell was granted an option to purchase 1,000,000 shares of our Class B common stock and has not been granted options since. Mr. Donatelli has not been granted any options to purchase our common stock.

LIMITATION OF LIABILITY AND INDEMNIFICATION

     We have adopted provisions in our amended and restated certificate of incorporation and amended and restated by-laws that limit or eliminate the personal liability of our directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to us or our stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for:

     - any breach of the director's duty of loyalty to us or our stockholders;

     - acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

     - unlawful payments of dividends or unlawful stock purchases, redemptions or other distributions; or

     - any transaction from which the director derived an improper personal benefit.

     Our amended and restated certificate of incorporation also allows us to indemnify our officers, directors and other agents to the full extent permitted by Delaware law.

     The limited liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated by-laws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty and may reduce the likelihood of derivative litigation against our directors and officers, even though a derivative action, if successful, might otherwise benefit us and our stockholders. Moreover, a stockholder's investment in McDATA may be adversely affected to the extent we pay the costs of settlement or damage awards against our directors and officers under these indemnification provisions.

     At present, there is no pending litigation or proceeding involving any of our directors, officers, or employees in which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

EXECUTIVE COMPENSATION

     The following table sets forth information for the fiscal year ended December 31, 1999 concerning the compensation paid to our Chief Executive Officer and our four other most highly compensated executive officers and one former executive officer whose total salary and bonus for such fiscal year exceeded $100,000, collectively referred to below as the Named Executive
Officers:

                           SUMMARY COMPENSATION TABLE

                                                                         LONG-TERM
                                                                        COMPENSATION
                                                                           AWARDS
                                                                        ------------
                                                ANNUAL COMPENSATION      SECURITIES       OTHER
                                              -----------------------    UNDERLYING    COMPENSATION
NAME AND PRINCIPAL POSITION                   SALARY($)   BONUS($)(1)    OPTIONS(#)        ($)
---------------------------                   ---------   -----------   ------------   ------------
John F. McDonnell...........................  $269,039     $ 35,131            --        $ 9,525(2)
  Chief Executive Officer and President
Michael A. Klayko(3)........................   200,769       91,047        60,000         22,968(4)
  Executive Vice President of Sales and
  Marketing
Dee J. Perry................................   140,002       14,785            --          5,776(5)
  Chief Financial Officer and Vice President
  of Finance and Administration
Paul F. Lilly(6)............................   122,353        9,802            --          4,481(7)
  Vice President of Engineering
Michael B. Gustafson........................   100,384      112,916       120,000         45,547(8)
  Vice President of Worldwide Sales and
  Services
Jeffery O. Vogel............................   100,769       78,750       200,000         69,871(9)
  Vice President of Marketing and Systems
  Integration Services

-------------------------
(1) Includes performance bonuses and commissions accrued in 1999 whether paid in 1999 or in a succeeding year.

(2) Includes $1,806 for term life insurance premiums, $2,000 paid to Mr. McDonnell's account in our 401(k) plan and $5,719 for reimbursement of travel expenses.

(3) Mr. Klayko became Senior Vice President of Business Development in January 2000 and ceased to be an executive officer on April 25, 2000.

(4) Includes $6,630 for term life insurance premiums, $3,000 paid to Mr. Klayko's account in our 401(k) plan, $1,906 for reimbursement of travel expenses and $11,432 for financial planning advice.

(5) Includes $412 for term life insurance premiums and $5,364 paid to Ms. Perry's account in our 401(k) plan.

(6) Mr. Lilly resigned as Vice President of Engineering effective November 4, 1999.

(7) Includes $448 for term life insurance premiums and $4,033 paid to Mr. Lilly's account in our 401(k) plan.

(8) Includes $96 for term life insurance premiums for Mr. Gustafson, $4,765 paid to Mr. Gustafson's account in our 401(k) plan and $40,686 for reimbursement of relocation expenses.

(9) Includes $180 for term life insurance premiums and $69,691 for reimbursement of relocation expenses.

OPTIONS GRANTS IN LAST FISCAL YEAR

     The following table sets forth certain information for each grant of stock options during the year ended December 31, 1999 to each of the Named Executive Officers. All of these options granted by us were granted under our 1997 Stock Option Plan and have a term of 10 years, subject to earlier termination in the event an optionee's services to us cease. For more information, see "Employee Benefit Plans" for descriptions of the material terms of these options. During the year ended December 31, 1999, we granted options to purchase an aggregate of 3,646,700 shares of Class B common stock under the 1997 Stock Option Plan. Options were granted at an exercise price equal to the fair market value of our Class B common stock on the date of grant, as determined in good faith by our board of directors. Our board of directors determined the fair market value based on our financial results and prospects and evaluations conducted by valuation experts and by management. Potential realizable values are net of exercise prices before taxes, and are based on the assumption that our Class B common stock appreciates at the annual rate shown, compounded annually, from the date of grant until the expiration of the ten-year term and that the option is exercised at the exercise price and sold on the last day of its term at the appreciated price. These numbers are calculated based on Securities and Exchange Commission requirements and do not reflect any projection or estimate of future stock price growth. No stock appreciation rights were granted during the fiscal year ended December 31, 1999.

                                           INDIVIDUAL GRANTS
                          ---------------------------------------------------    POTENTIAL REALIZABLE
                                        PERCENT OF                                 VALUE AT ASSUMED
                            NUMBER        TOTAL                                    ANNUAL RATES OF
                              OF         OPTIONS                                     STOCK PRICE
                          SECURITIES    GRANTED TO    EXERCISE                     APPRECIATION FOR
                          UNDERLYING    EMPLOYEES     PRICE PER                      OPTION TERM
                           OPTIONS          IN          SHARE      EXPIRATION    --------------------
NAME                       GRANTED         1999       ($/SHARE)       DATE          5%         10%
----                      ----------    ----------    ---------    ----------    --------    --------
John F. McDonnell.......        --           --            --            --           --          --
Michael A. Klayko.......    60,000         1.65%        $2.00       4/28/09       75,467     191,249
Dee J. Perry............        --           --            --            --           --          --
Paul F. Lilly...........        --           --            --            --           --          --
Michael B. Gustafson....   120,000         3.29          1.62        2/2/09      122,257     309,824
Jeffery O. Vogel........   200,000         5.50          1.62        2/2/09      203,762     516,273

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR

     The following table sets forth information with respect to the Named Executive Officers concerning exercisable and unexercisable options held as of December 31, 1999. The dollar value of in-the-money options at December 31, 1999 is calculated by determining the difference between the fair market value of $10.65 per share and the option exercise price.

                                                        NUMBER OF SECURITIES                VALUE OF
                                                             UNDERLYING                    UNEXERCISED
                                                             UNEXERCISED                  IN-THE-MONEY
                                                             OPTIONS AT                    OPTIONS AT
                           SHARES                         DECEMBER 31, 1999             DECEMBER 31, 1999
                         ACQUIRED ON      VALUE      ---------------------------   ---------------------------
NAME                     EXERCISE(#)   REALIZED($)   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                     -----------   -----------   -----------   -------------   -----------   -------------
John F. McDonnell......     60,000     $  579,000      440,000        500,000      $4,246,000     $4,825,000
Michael A. Klayko......    250,000      2,412,500           --        810,000              --      7,756,500
Dee J. Perry...........    300,000      2,895,000      100,000        400,000         965,000      3,860,000
Paul F. Lilly..........    400,000      3,860,000           --        400,000              --      3,860,000
Michael B. Gustafson...         --             --       20,000        180,000         190,600      1,655,400
Jeffery O. Vogel.......         --             --           --        200,000              --      1,806,000

MANAGEMENT BONUS PROGRAM

     All of our executive officers and many of our other senior employees are eligible for a bonus based upon achievement of specified annual or quarterly objectives. There is no formal agreement with respect to this program and objectives for bonuses are set annually by the board of directors. Currently the bonus is calculated as a percentage of base compensation and can range from 10% to 35% for non-executive officers and from 25% to 50% for executive officers. For non-executive officers, the bonus is tied to achievement of quarterly objectives agreed to by the employee and their manager. For executive officers, the bonus is tied to achievement of annual planned operating profit or revenue and achievement of quarterly objectives. Typically, 70% of an executive officer's bonus is tied to achievement of annual planned profit and 30% to achievement of quarterly objectives. To date, no executive officer has received any portion of a bonus tied to operating profitability.

EMPLOYMENT AGREEMENTS

     All of our executive officers have entered into severance agreements and key employee agreements with us. Our severance agreements grant our executive officers a payment, in a lump sum or according to our normal payroll timetable, equal to four times the average of their quarterly compensation over the preceding eight calendar quarters, payment for all accrued but unused vacation days, the provision of health benefits for a period of time and automatic acceleration of the vesting of all stock options held if we terminate their employment upon a change in control and provide that our executive officers will not engage in any activity that conflicts with their obligations to us, induce other employees to leave us, or compete with us for a period of one year after termination of their employment. Under the terms of the key employee agreement, all confidential, proprietary or other trade secret information and all other discoveries, inventions, processes, methods and improvements made by the employee are our property. In addition, pursuant to the agreement, employees may not compete with us for one year after termination of their employment.

EMPLOYEE BENEFIT PLANS

  1997 Stock Option Plan

     Our board of directors and our stockholders approved and adopted our 1997 Stock Option Plan in October 1997. As of June 30, 2000, approximately 3.2 million shares of our Class B common stock were reserved for issuance under the 1997 Stock Option Plan. Under the terms of the 1997 Stock Option Plan, our board of directors may grant incentive stock options and non-qualified stock options to our employees and non-qualified stock options to our directors, provided that certain eligibility requirements are satisfied. Our board of directors administers the 1997 Stock Option Plan, but has the authority to delegate the administration of the plan to a committee that may include non-employee directors and outside directors, within the meaning of the Plan.

     Subject to the provisions of the 1997 Stock Option Plan, our board of directors or committee has the authority to select eligible persons to whom options will be granted and determine the terms of each option, including:

     - the duration of the option, which may not exceed 10 years;

     - whether an option will be an incentive stock option or a non-qualified stock option;

     - the number of shares of Class B common stock covered by the option; and

     - when the option becomes exercisable.

     The exercise price per share of Class B common stock for:

     - non-qualified options must be no less than 85% of the fair market value per share of the Class B common stock subject to the option on the date of grant;

     - incentive stock options must be no less than the fair market value of the Class B common stock subject to the option on the date of the grant; and

     - incentive stock options granted to an employee owning more than 10% of the total combined voting power of all classes of our capital stock, or of any related company, must not be less than 110% of the fair market value per share of the Class B common stock on the date of the grant.

     Initially, each incentive stock option granted is exercisable over a period determined by the board of directors in its discretion, not to exceed ten years from the date of the grant as required by the Internal Revenue Code of 1986. In addition, the exercise period for an incentive stock option may not exceed five years from the date of the grant if the option is granted to an individual who, at the time of the grant, owns more than 10% of the total combined voting power of all classes of our capital stock. The board of directors generally has the right to accelerate the exercisability of any options granted under the 1997 Stock Option Plan that would otherwise be unexercisable. In the event of certain changes in control, the acquiring or successor corporation may assume or grant substitute options for options then outstanding under the 1997 Stock Option Plan, or such options shall terminate.

     The 1997 Stock Option Plan expires on September 30, 2007, except as to options or awards outstanding on that date. Subject to the terms of the 1997 Stock Option Plan, the board of directors may terminate or amend the 1997 Stock Option Plan at any time.

     As of June 30, 2000, options for the purchase of an aggregate of 12,839,624 shares of Class B common stock at a weighted average exercise price of $3.26 were outstanding under the 1997 Stock Option Plan.

  401(k) Plan

     Effective January 1, 1999, we adopted a 401(k) Plan. Participants in our 401(k) plan may contribute up to 15% of their total annual compensation, not to exceed the specified statutory limit, which was $10,000 in calendar year 1999. The 401(k) plan permits, but does not require, us to make contributions to the 401(k) plan on behalf of our employees. Our current practice is to match $.50 on each dollar of an employee's contributions up to the first 6% of an employee's compensation with a total maximum matching contribution of 3% of an employee's compensation. All contributions to the 401(k) plan by or on behalf of employees are subject to the aggregate annual limits prescribed by the Internal Revenue Service. Under our 401(k) plan, our participants received full and immediate vesting of their contributions and are vested in matching contributions over a three year period.

                  RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

     Since January 1, 1999, there has not been nor is there currently proposed any transaction or series of similar transactions to which we were or are a party in which the amount involved exceeds $60,000 and in which any director, executive officer, holder of more than 5% of our common stock or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest other than (1) compensation agreements and other arrangements, which are described in "Management" and (2) the transactions described below and in "Arrangements Between McDATA and EMC."

TRANSACTIONS WITH 5% SHAREHOLDERS

     Under the terms of the Services Agreement dated October 1, 1997 by and among EMC, McDATA Holdings Corporation and us, we provide manufacturing and distribution management services to McDATA Holdings Corporation for ESCON switching solutions manufactured for and sold exclusively to IBM in return for a service fee payable by McDATA Holdings Corporation. The Services Agreement is described more fully in "Arrangements between McDATA and EMC." This fee amounted to $17,337,000 for the year ended December 31, 1999, $25,674,000 for the year ended December 31, 1998 and $7,848,000 for the three month period ended December 31, 1997. The terms of the Services Agreement, which were negotiated in the context of a parent-subsidiary relationship, may be less favorable to us than if they had been negotiated with unaffiliated third parties. One of our directors, David A. Donatelli, is the Senior Vice President, New Business Development of EMC. McDATA Holdings Corporation is a direct, wholly-owned subsidiary of EMC.

INDEMNIFICATION OF DIRECTORS AND EXECUTIVE OFFICERS

     Our amended and restated certificate of incorporation and amended and restated by-laws provide that we will indemnify each of our directors and officers to the fullest extent permitted by the Delaware General Corporation Law. For more information, see "Limitation of Liability and Indemnification."

                      ARRANGEMENTS BETWEEN McDATA AND EMC

     We have provided below a summary description of our continuing rights and obligations with respect to certain agreements entered into in connection with the 1997 restructuring of McDATA by EMC and with respect to certain agreements entered into with EMC in connection with the offering and the distribution. This description is a summary. You should read the full text of these agreements, which have been filed with the Securities and Exchange Commission as exhibits to the registration statement of which this prospectus is a part. The terms of these agreements, which were negotiated in the context of a parent-subsidiary relationship, may be less favorable to us than if they had been negotiated with unaffiliated third parties.

                              THE 1997 AGREEMENTS

ASSET TRANSFER AGREEMENT

     Under the terms of the Asset Transfer Agreement dated as of October 1, 1997 by and among EMC, McDATA Holdings Corporation and us, McDATA Holdings Corporation agreed, among other things, to transfer to us substantially all of its tangible and intangible assets, except for certain assets relating to its ESCON business, including its exclusive manufacturing and marketing contracts with IBM. In consideration for the transfer, we agreed to issue 81,000,000 shares of Class A common stock to, and to assume all liabilities (excluding, among other things, certain tax and accrued liabilities) of, McDATA Holdings Corporation related to the transferred assets.

INVESTORS' RIGHTS AGREEMENT

     Under the terms of the Investors' Rights Agreement dated as of October 1, 1997 by and among us, EMC, McDATA Holdings Corporation and John F. McDonnell, as amended, we agreed to certain protective provisions in favor of McDATA Holdings Corporation, a wholly-owned subsidiary of EMC and the holder of all of the outstanding shares of our Class A common stock. In particular, we agreed that in the event that we issue any of our equity securities, or any other event occurs, that would result in McDATA Holdings Corporation's percentage interest in the voting power or value of all of our outstanding capital stock to fall below 50%, then McDATA Holdings Corporation would have the right to purchase shares of those equity securities for the price and upon the terms and conditions in the proposed issuance, in an amount sufficient to enable it to maintain a 50% interest in the voting power or value of all of our outstanding capital stock. EMC presently intends to terminate this right at the time of its contemplated distribution of our Class A common stock to its stockholders.

     In addition, McDATA Holdings Corporation has, in certain circumstances, a right of first refusal with respect to transfers of Class B common stock held by John McDonnell. McDATA Holdings Corporation has the right to purchase Mr. McDonnell's Class B common stock if Mr. McDonnell is no longer employed by us and wishes to sell his Class B common stock in a private sale. In such instance, McDATA Holdings Corporation has the right to purchase Mr. McDonnell's Class B common stock at the same price and upon the same terms and conditions offered by the third party in the private sale.

     We have also agreed to maintain certain basic financial and information reporting standards and have agreed to allow McDATA Holdings Corporation and John McDonnell to inspect our books. We have also agreed, for the benefit of McDATA Holdings Corporation and John McDonnell and their assignees, to make and keep available certain information concerning us at all times after the effective date of the registration statement of which this prospectus is a part; and to file all reports and documents required of us under the Securities Exchange Act of 1934.

     We have also agreed to require that all our employees enter into non-competition agreements prohibiting them from competing with us for one year after termination of their employment for any reason and have agreed to require all our employees and consultants to enter into assignment of inventions agreements which state that all confidential, proprietary or other trade secret information and all other discoveries, inventions, processes, methods and improvements made by them are our property.

SERVICES AGREEMENT

     Under the terms of the Services Agreement entered into on October 1, 1997 by and among EMC, McDATA Holdings Corporation and us, we have agreed to continue the ESCON business on behalf of McDATA Holdings Corporation and to perform all of McDATA Holdings Corporation's duties and responsibilities under the ESCON contracts for a specified service fee. All revenues from IBM under the ESCON contracts flow directly to McDATA Holdings Corporation, with the exception of any and all revenues generated by the sale of the FICON Bridge card to IBM, which flow directly to us. McDATA Holdings Corporation has retained all liability for (1) costs for the purchase of materials and supplies for the production of ESCON products and (2) any royalty costs related to the ESCON contracts. Under the Services Agreement, we are responsible for all obligations incurred in the ordinary course of its business, including performance obligations incurred under the Services Agreement. McDATA Holdings Corporation has agreed to reimburse us for raw materials used in the production of such goods. We share liability with McDATA Holdings Corporation, in proportion to the respective amounts of revenue we receive pursuant to the Services Agreement, for certain liabilities and costs that may arise in connection with the ESCON contracts, including claims for intellectual property infringement, breach of warranty claims, and other liabilities not incurred in the ordinary course.

     In addition, we have agreed not to perform any work that would conflict in any material way with our performance under the Services Agreement or the ESCON contracts. The Services Agreement may only be terminated by the mutual consent of EMC, McDATA Holdings Corporation and us. In addition, under the terms of a letter agreement dated April 19, 1999 by and between us and McDATA Holdings Corporation, all revenues generated from the sale of the FICON Bridge card will be paid directly to us.

TECHNOLOGY RIGHTS AGREEMENT

     In connection with our reorganization in October 1997, we entered into a Technology Rights Agreement with EMC and McDATA Holdings Corporation on October 1, 1997. Under the terms of the Technology Rights Agreement, McDATA Holdings Corporation transferred to us all its right, title and interest to its high performance connectivity products including ESCON and fibre channel used primarily in information switching applications, except for any connectivity technology related to storage products owned by EMC. EMC retained all rights, title and interest in enterprise storage products, including ICDA and software applications used primarily in computer and network based applications.

     McDATA Holdings Corporation and EMC retained the right and license (including the right to sublicense) to make, use and sell all high performance connectivity products used primarily in information switching applications transferred to us, including ESCON and fibre channel products. However, except for ESCON connectivity products, McDATA Holdings Corporation and EMC and their sublicensees may only embed the high performance connectivity products to which EMC and McDATA Holdings Corporation retained rights and licenses pursuant to the Technology Rights Agreement to extend or enhance the connectivity features of EMC's current and future storage products. Additionally, McDATA Holdings Corporation and EMC have no license under the Technology Rights Agreement to any of the trademark or service mark rights assigned to us.

     We have also agreed that if the obligation to sell ESCON products exclusively to IBM terminates or expires, we will work exclusively with McDATA Holdings Corporation to make available any ESCON products for sale or lease to third parties.

     Should we fail to supply products which fulfill the contractual commitments of McDATA Holdings Corporation to IBM, we have agreed to:

     - grant McDATA Holdings Corporation and IBM a license to all of our intellectual property rights necessary to fulfill McDATA Holdings Corporation's contractual commitments to IBM pursuant to manufacturing rights provisions in McDATA Holdings Corporation's contracts with IBM; and

     - provide McDATA Holdings Corporation and IBM all documentation and information necessary to manufacture the products and fulfill McDATA Holdings Corporation's obligations and IBM's requirements pursuant to manufacturing rights provisions and within the contractual time frame in McDATA Holdings Corporation's contracts with IBM.

     Under the terms of the Technology Rights Agreement, EMC and McDATA Holdings Corporation agreed to certain non-competition covenants, which have been amended and superceded by the Master Confidential Disclosure and License Agreement.

                          THE PRE-OFFERING AGREEMENTS

     We have provided below a summary description of the agreements that we have entered into with EMC in connection with the offering and the distribution. This description summarizes the material terms of such agreements. You should read the full text of these agreements, which have been filed with the Securities and Exchange Commission as exhibits to the registration statement of which this prospectus is a part.

MASTER TRANSACTION AGREEMENT

     We recently entered into a Master Transaction Agreement with EMC that contains key provisions relating to the offering, to our relationship with EMC after the offering and to the proposed distribution of our shares of Class A common stock owned by EMC to stockholders of EMC.

     The Distribution. EMC currently intends to, approximately six to twelve months following the consummation of the offering, distribute the shares of our Class A common stock held by it to its stockholders on a pro rata basis. Under the terms of the Master Transaction Agreement, we agree to prepare an information statement with EMC and send it to EMC stockholders before the distribution becomes effective. The information statement will inform the stockholders of the distribution. EMC may, in its sole discretion, delay the distribution date for any period of time. EMC intends to consummate the distribution only if the following conditions, among others, are met, any of which may be waived by EMC:

     - the Internal Revenue Service must issue a ruling that the distribution of our Class A common stock by EMC to EMC stockholders will be tax-free to EMC and its stockholders;

     - all required governmental approvals must be in effect;

     - no legal restraints must exist preventing this distribution; and

     - nothing must have happened in the intervening time between this offering and the distribution that makes the distribution harmful to EMC or its stockholders.

     Information Exchange. We have agreed with EMC to share information with each other, for a variety of purposes, unless the sharing would be commercially detrimental. In connection with this, we and EMC have agreed as follows:

     - to maintain adequate internal accounting to allow the other party to satisfy its own reporting obligations and prepare its own financial statements;

     - to retain records beneficial to the other party for a specified period of time. If the records are going to be destroyed, the destroying party will give the other party an opportunity to retrieve all relevant information from the records, unless the records are destroyed in accordance with adopted record retention policies; and

     - to use commercially reasonable efforts to provide the other party with directors, officers, employees, other personnel and agents who may be used as witnesses in and books, records and other documents which may reasonably be required in connection with legal, administrative or other proceedings.

     Auditing Practices. So long as EMC is required to consolidate our results of operations and financial position, we have agreed to:

     - not select a different independent accounting firm from that used by EMC without EMC's written consent;

     - use commercially reasonable efforts to enable our auditors to date their opinion on our audited annual financial statements on or earlier than the date provided by EMC;

     - exchange all relevant information needed to prepare financial statements;

     - grant each other's internal auditors access to each other's records as may be reasonably necessary; and

     - notify each other of any change in accounting principles.

     Dispute Resolution. If disagreements arise between us and EMC regarding the interpretation or performance of the Master Transaction Agreement, we have agreed to the following procedures:

     - the parties agree to submit the dispute to binding arbitration; and nothing prevents either party acting in good faith from initiating litigation at any time if failure to do so would cause serious and irreparable injury to one of the parties or to others.

     Expenses. We will bear all of the costs and expenses related to this offering as well as the costs and expenses related to distribution, or any costs and expenses related to any actions taken in furtherance of either of them.

     Termination of the Master Transaction Agreement. EMC in its sole discretion can terminate the Master Transaction Agreement and all ancillary agreements and abandon the distribution at any time prior to the closing of this offering. Both EMC and we must agree to terminate the Master Transaction Agreement and all ancillary agreements at any time between the closing of this offering and the distribution.

INDEMNIFICATION AND INSURANCE MATTERS AGREEMENT

     General Release of Pre-Closing Claims. Effective as of the date of the offering, we have released EMC and its affiliates, agents, successors and assigns, and EMC has released us, and our affiliates, agents, successors and assigns, from any liabilities arising from events occurring on or before the offering date, including events occurring in connection with the activities to implement the initial public offering and the distribution. This provision will not impair EMC or us from enforcing the

Master Transaction Agreement, any ancillary agreement or any arrangement specified in any of these agreements.

     Indemnification. The Indemnification and Insurance Matters Agreement also contains provisions governing indemnification. In general, we have agreed to indemnify EMC and its affiliates, agents, successors and assigns from all liabilities arising from:

     - our business, any of our liabilities or any of our contracts; and

     - any breach by us of the Master Transaction Agreement or any ancillary agreement.

     EMC has agreed to indemnify us and our affiliates, agents, successors and assigns from all liabilities arising from:

     - EMC's business; and

     - any breach by EMC of the Master Transaction Agreement or any ancillary agreement.

     The indemnifying party will make all indemnification payments net of insurance proceeds that the indemnified party receives. The agreement also contains provisions governing indemnification procedures.

     Liability Arising From This Prospectus. We have agreed to bear any and all liability arising from or relating to any untrue statement of a material fact or any omission of a material fact in any version of this prospectus or in the registration statement of which this prospectus forms a part.

     Insurance Matters. The agreement also contains provisions governing our insurance coverage during the period between the effective date of this offering until the earlier of the distribution date or a date specified by EMC upon at least 90 days notice. We agree to reimburse EMC for premium expenses related to insurance coverage during this period. In addition, we agree to reimburse EMC for all amounts necessary to exhaust or satisfy uninsured retention, deductible and similar amounts in connection with our liabilities that are covered under such insurance, as well as for all amounts incurred by EMC to pursue insurance recoveries on our behalf. Prior to the date that the insurance coverage terminates, EMC will maintain insurance policies on our behalf that are generally comparable to those maintained generally by EMC on behalf of itself and its subsidiaries, if at all. EMC is not prohibited, however, from presenting claims on its own behalf that exhaust such insurance coverage. There can be no guarantee that the amount, terms or scope of any such coverage will not be materially inferior to the level of coverage maintained by EMC immediately prior to this offering.

     Environmental Matters. We and EMC have generally assumed environmental liabilities associated with the operation of our respective businesses. This would include, for example, liabilities associated with non-compliance with environmental laws prior to the date of the offering. In addition, we agree to indemnify EMC and its affiliates, subsidiaries, agents, successors and assigns from claims, investigations or other allegations of liabilities associated with environmental contamination at any property other than that owned, leased or used by EMC.

     Each party will be responsible for all liabilities associated with any environmental contamination caused by that party after the offering.

     Assignment. The indemnification and insurance matters agreement is not assignable by either party without prior written consent.

MASTER CONFIDENTIAL DISCLOSURE AND LICENSE AGREEMENT

     Under the terms of the Master Confidential Disclosure and License Agreement, we and EMC agree not to disclose confidential information of the other party except in specific circumstances. We and EMC also agree not to use this information in violation of any use restrictions in one of the other written agreements between us.

     Technology. We agree to grant EMC a fully paid up, unrestricted, non-exclusive, non-assignable license under our existing patents to manufacture or sell those products being sold or otherwise distributed by EMC as of the effective date of this offering, including products existing as of the effective date of the offering or in development as of that date and first sold or distributed within one year after that date.

     EMC agrees to grant us a fully paid up, unrestricted, non-exclusive, non-assignable license under existing EMC patents to manufacture or sell those products being sold or otherwise distributed by us as of the effective date of this offering, including products existing as of the effective date of the offering or in development as of that date and first sold or distributed within one year after that date. EMC's license to us expires automatically in the event of an acquisition of us, even though our license to EMC will survive any acquisition of us or EMC.

     Subject to certain exceptions, EMC has agreed that, for a period of two years after the effective date of this offering, it will not develop or manufacture products competitive to our products sold or distributed by us at any time prior to the effective date of this offering.

     For the same period and subject to certain exceptions, we have agreed not to develop or manufacture products competitive to EMC products sold or distributed by EMC at any time prior to the effective date of this offering.

TAX SHARING AGREEMENT

     In general, we will be included in EMC's consolidated group for federal income tax purposes for so long as EMC beneficially owns at least 80% of the total voting power and value of our outstanding stock. Each member of a consolidated group is jointly and severally liable for the federal income tax liability of each other member of the consolidated group. We have entered into a tax sharing agreement with EMC, McDATA Holdings Corporation and the other members of EMC's consolidated group that allocates tax liabilities between us and the other members of the consolidated group during the period in which we are included in EMC's consolidated group. We could, however, be liable in the event that any federal income tax liability is incurred, but not discharged, by other members of EMC's consolidated group.

     For periods during which we are included in EMC's consolidated group, we and EMC will make payments to each other such that the amount of taxes to be paid by us will generally be determined as though we had filed separate federal, state and local income tax returns. We will be responsible for any taxes with respect to tax returns that include us and our subsidiaries. In determining the amount of our tax-sharing payments, EMC will prepare for us pro forma returns with respect to federal and applicable state and local income taxes.

     The tax sharing agreement provides special rules for determining our share of any tax liability of EMC's consolidated group for the first year in which we are no longer included in the consolidated group.

     The tax sharing agreement provides that we shall indemnify EMC for any taxes arising out of the failure of the distribution of our stock by EMC to EMC's shareholders to qualify as tax-free as a result of actions taken, or the failure to take action, by us or our subsidiaries. Among other things, we are required under the tax sharing agreement to comply with representations made to the Internal Revenue Service in connection with the request for a private letter ruling regarding the tax-free nature of the distribution of our stock by EMC to EMC's shareholders. Moreover, we could have liability to EMC as a result of events beyond our control, such as a successful tender for our stock. If the distribution of our stock fails to qualify as a tax-free distribution, EMC would incur tax liability as if our stock that was distributed by EMC had been sold by EMC for its fair market value in a taxable transaction. In the event that we are required to indemnify EMC because the distribution of our Class A common stock fails to qualify as a tax-free distribution, our liability could exceed 35% of the value of the Class A common stock distributed by EMC determined as of the date of the distribution.

     In addition, we have agreed in the tax sharing agreement not to take or fail to take any action that would cause the distribution of our stock by EMC to EMC's shareholders to fail to qualify as a tax-free distribution under the Internal Revenue Code, undertake any transaction that is treated as a liquidation or reorganization under the Internal Revenue Code, or issue more than 35% of our stock in acquisitions or offerings within the 27-month period following a tax-free distribution of our stock by EMC to EMC's shareholders unless (1) EMC consents to such action, which consent would not be unreasonably withheld if we provide EMC with an opinion of nationally recognized counsel or "Big 5" accounting firm, satisfactory to EMC, that such action will not adversely affect the tax treatment of the distribution, or (2) EMC obtains, at our expense, a private letter ruling from the IRS that such action will not adversely affect the tax treatment of the distribution. The limitations on the issuance of shares of our stock and other restrictions discussed above could have a negative impact on our ability to finance our operations and/or prevent us from being acquired following a tax-free distribution of our stock by EMC to EMC's shareholders.

     Under the tax sharing agreement, EMC is entitled to all actual tax benefits relating to (1) exercises by our employees of options to acquire EMC common stock, and (2) disqualifying dispositions (within the meaning of Section 421(b) of the Internal Revenue Code of 1986) by our employees of EMC common stock obtained on exercise of incentive stock options. Disqualifying dispositions of EMC common stock by our employees could result in the availability of deductions to us equal to the difference between the fair market value of the EMC common stock on the date the options are exercised and their exercise price, and the tax sharing agreement will require us to pay EMC an amount equal to 37 percent of those deductions if, when and to the extent that our tax liability is actually reduced by them.

     For periods during which we are included in EMC's consolidated group, (1) EMC will be the sole and exclusive agent for us in any and all matters relating to tax liabilities covered by the tax sharing agreement, (2) EMC will have sole responsibility for the preparation and filing of consolidated federal and consolidated or combined or unitary state income tax returns or amended returns, and (3) EMC will have the power, in its sole discretion, to contest, compromise or settle any asserted tax adjustment or deficiency and to file, litigate or compromise any claim for refund on our behalf. For periods after we are no longer members of EMC's consolidated group, and for any taxes which are not covered by the tax sharing agreement, we will have sole responsibility for preparing and filing tax returns and contesting, compromising or settling any audits or controversies relating thereto.

                               EMC OEM AGREEMENT

     We recently entered into an OEM Purchase and License Agreement with EMC that governs EMC's purchases of our products and the grant to EMC of rights to use and support, and to distribute software for use in connection with, these products. Except for EMC's grant to us of trademark licenses for the private labeling of the products and for the ownership of certain EMC custom features, which will remain in EMC, the agreement does not transfer any intellectual property. The agreement does not commit EMC to purchase any products from us. For as long as the agreement is effective, we have agreed to ensure that the products it sells to EMC are compliant with fibre channel industry standards.

     The agreement has an initial term of five years and may be extended for additional one-year periods at the request of either party. EMC may terminate the agreement on sixty days' prior written notice. Either party may terminate in the event of an uncured material breach or in the event of any insolvency or cessation of operations. With respect to us, such an event would give EMC a right to a source code escrow and manufacturing rights license.

                           EMC DEVELOPMENT AGREEMENT

     We recently entered into a Development Agreement with EMC that defines the future performance capabilities of products that EMC may purchase from us.

     The agreement has an initial term of five years and may be extended for additional one-year periods at the request of either party. EMC may terminate the agreement on sixty days' prior written notice. Either party may terminate the agreement in the event of any insolvency or cessation of operations. With respect to us, such an event would give EMC a right to a source code escrow and a manufacturing rights license.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information concerning the beneficial ownership of our common stock as of June 30, 2000. Unless otherwise indicated, the address of each listed shareholder is c/o McDATA Corporation, 310 Interlocken Parkway, Broomfield, CO 80021.

     We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the tables below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws. We have based our calculation of the percentage of beneficial ownership on 93,952,226 shares of common stock outstanding on June 30, 2000 and 106,452,226 shares of common stock outstanding upon completion of this offering.

     In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of June 30, 2000. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Asterisks represent beneficial ownership of less than one percent.


                                               NUMBER OF SHARES OF      PERCENT OF SHARES OF
                                                  COMMON STOCK              COMMON STOCK
                                               BENEFICIALLY OWNED        BENEFICIALLY OWNED
                                               BEFORE THE OFFERING     -----------------------
                                              ---------------------    BEFORE THE    AFTER THE
NAME AND ADDRESS OF THE BENEFICIAL OWNER       CLASS       NUMBER       OFFERING     OFFERING
----------------------------------------      -------    ----------    ----------    ---------
5% STOCKHOLDER
McDATA Holdings Corporation.................  Class A    81,000,000       86.2%        76.1%
EXECUTIVE OFFICERS AND DIRECTORS
John F. McDonnell(1)........................  Class B    10,500,000       11.2%         9.9%
Richard A. Carlson(2).......................  Class B       400,000          *            *
Michael B. Gustafson(3).....................  Class B        70,000          *            *
James E. Kuenzel............................  Class B            --         --           --
Thomas O. McGimpsey(4)......................  Class B            --         --           --
Dee J. Perry................................  Class B       400,000          *            *
Jeffery O. Vogel(5).........................  Class B        50,000          *            *
David M. Weishaar...........................  Class B       150,000          *            *
David A. Donatelli..........................  Class B            --         --           --
John W. Gerdelman(6)........................  Class B        30,000          *            *
Charles C. Johnston(7)......................  Class B        30,000          *            *
D. Van Skilling(8)..........................  Class B        30,000          *            *
Thomas M. Uhlman(9).........................  Class B        30,000          *            *
Laurence G. Walker(10)......................  Class B        30,000          *            *
All Executive Officers and Directors as a
  group (14 persons)(11)....................  Class B     11,720,00       12.5%        11.0%


-------------------------
 (1) Includes 40,000 shares held by the McDonnell Family Partnership, L.L.L.P., a limited liability limited partnership of which Mr. McDonnell is the general partner; 4,000,000 shares held by

      Patricia L. McDonnell, Mr. McDonnell's wife; 50,000 shares held by Patricia L. McDonnell, as custodian for a custodial account; and 440,000 shares subject to stock options exercisable within 60 days after June 30, 2000. Mr. McDonnell disclaims beneficial ownership of the shares of Class B common stock held by Mrs. McDonnell personally and as custodian.

 (2) Includes 100,000 shares held by Kelly L. Carlson, Mr. Carlson's daughter, and 100,000 shares held by Alan J. Carlson, Mr. Carlson's son. Mr. Carlson disclaims beneficial ownership of the shares of Class B common stock held by Kelly Carlson and Alan Carlson.

 (3) Includes 70,000 shares subject to stock options exercisable within 60 days after June 30, 2000.

 (4) Mr. McGimpsey joined McDATA in July 2000 and does not beneficially hold any shares of common stock of McDATA as of June 30, 2000.

 (5) Includes 50,000 shares subject to stock options exercisable within 60 days after June 30, 2000.

 (6) Includes 150,000 shares subject to stock options exercisable within 60 days after June 30, 2000.

 (7) Includes 30,000 shares subject to stock options exercisable within 60 days after June 30, 2000.

 (8) Includes 30,000 shares subject to stock options exercisable within 60 days after June 30, 2000.

 (9) Includes 30,000 shares subject to stock options exercisable within 60 days after June 30, 2000.

(10) Includes 30,000 shares subject to stock options exercisable within 60 days after June 30, 2000.

(11) Includes 30,000 shares subject to stock options exercisable within 60 days after June 30, 2000.

(12) Includes an aggregate of 860,000 shares subject to stock options exercisable within 60 days after June 30, 2000.

                          DESCRIPTION OF CAPITAL STOCK


     The following is a description of our capital stock and provisions of our amended and restated certificate of incorporation and our amended and restated by-laws. This description summarizes portions of our amended and restated certificate of incorporation and our amended and restated by-laws. You should read our entire amended and restated certificate of incorporation and the amended and restated by-laws, copies of which have been filed with the Securities and Exchange Commission as exhibits to our registration statement of which this prospectus constitutes a part.


     Our authorized capital stock consists of 250,000,000 shares of Class A common stock, par value $.01 per share, 200,000,000 shares of Class B common stock, par value $0.01 per share, and 25,000,000 shares of preferred stock, par value $0.01 per share.

COMMON STOCK

     As of June 30, 2000, there were 81,000,000 shares of Class A common stock outstanding and held of record by one stockholder and 12,952,226 shares of Class B common stock outstanding and held of record by 107 stockholders. Upon completion of this offering, based on the number of shares outstanding as of June 30, 2000, there will be 81,000,000 shares of our Class A common stock outstanding and 25,452,226 shares of our Class B common stock outstanding. As of June 30, 2000, there were no outstanding stock options for the purchase of shares of Class A common stock, and there were outstanding options for the purchase of a total of 12,839,624 shares of our Class B common stock. We are not offering for sale to the public any shares of our Class A common stock. No shares of our Class A common stock will be issued pursuant to this offering. Shares of our Class A and Class B common stock have the following rights, preferences and privileges:

     - Voting Rights. Each outstanding share of Class A common stock entitles its holder to one vote on all matters submitted to a vote of our stockholders, including the election of directors. Each outstanding share of Class B common stock entitles its holder to one-tenth ( 1/10) of one vote on all matters submitted to a vote of our stockholders, including the election of directors. There are no cumulative voting rights. Our Class A common stock and Class B common stock vote together as one class on all matters. Based on the number of shares of our Class A and Class B common stock outstanding as of June 30, 2000 and proposed to be outstanding after the offering, the holders of a plurality of the shares of Class A common stock voting for the election of directors may elect all of our directors standing for election.

     - Dividends. Subject to the rights of the holders of preferred stock if any, the holders of Class A and Class B common stock are entitled to receive dividends at the same rate, as, when and if dividends are declared by our board of directors out of assets legally available for the payment of dividends. No dividends shall be paid on or declared and set apart for the shares of Class A or Class B common stock unless at the same time an equal dividend shall be paid on or declared or set apart for the shares of the other class of common stock.

     - Liquidation. In the event of a liquidation, dissolution or winding up of our affairs, whether voluntary or involuntary, after payment of our liabilities and obligations to creditors and any holders of preferred stock, our remaining assets will be distributed ratably among the holders of shares of Class A common stock and Class B common stock on a per share basis, regardless of class.

     - Rights and Preferences. The Class A and Class B common stock have no preemptive, redemption, conversion or subscription rights. The rights, powers, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

     - Merger. In the event of a merger or consolidation of us with or into another entity, holders of each share of Class A common stock and Class B common stock will be entitled to receive the same per share consideration. However, if the consideration is voting securities, holders of Class A common stock may receive ten times the number of such securities as given to the holders of Class B common stock.

PREFERRED STOCK

     The board of directors is authorized to issue preferred stock with voting, conversion and other rights and preferences that could adversely affect the voting power or other rights of the holders of Class B common stock. We have no current plans to issue any preferred stock. However, the issuance of preferred stock or of rights to purchase preferred stock could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our outstanding common stock.

PREEMPTIVE RIGHTS

     Under the terms of the Investors Rights Agreement dated as of October 1, 1997 by and among us, EMC and the holders of our Class A common stock and Class B common stock, we agreed to certain protective provisions in favor of McDATA Holdings Corporation, a subsidiary of EMC and the holder of all of the outstanding shares of our Class A common stock. In particular, we agreed that in the event that we issue any equity securities, or any other event occurs, that would result in McDATA Holdings Corporation's percentage interest in the voting power or value of all of our outstanding capital stock to fall below 50%, then McDATA Holdings Corporation would have the right to purchase equity securities (for the price and upon the terms and conditions in the proposed issuance) in an amount sufficient to enable it to maintain a 50% interest in the voting power or value of all of our outstanding capital stock. EMC presently intends to terminate this right at the time of its contemplated distribution of our Class A common stock to its stockholders.

RIGHT OF FIRST REFUSAL

     Under the terms of the Investors Rights Agreement, McDATA Holdings Corporation also has, in certain circumstances, a right of first refusal with respect to common stock held by Mr. McDonnell. McDATA Holdings Corporation has the right to purchase Mr. McDonnell's Class B common stock if Mr. McDonnell is no longer employed by us and wishes to sell his Class B common stock in a private sale. McDATA Holdings Corporation has the right to purchase Mr. McDonnell's Class B common stock at the price and upon the terms and conditions offered by the third party in the private sale.

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF OUR CHARTER AND BY-LAWS

     Our amended and restated certificate of incorporation and amended and restated by-laws contain certain provisions that could discourage, delay or prevent a change in control of McDATA or an acquisition of McDATA at a price that many stockholders may find attractive. The existence of these provisions could limit the price that investors might be willing to pay in the future for shares of common stock.

     Blank Check Preferred Stock. As noted above, our board of directors, without stockholder approval, will have the authority under our amended and restated certificate of incorporation to issue preferred stock with rights superior to the rights of the holders of Class B common stock. As a result, preferred stock could be issued quickly and easily, could adversely affect the rights of holders of Class B common stock and could be issued with terms calculated to delay or prevent a change of control or make removal of management more difficult.

     Staggered Board -- Election and Removal of Directors. Our amended and restated certificate of incorporation provides for the division of the board of directors into three classes as nearly equal in size as possible with staggered three-year terms. Newly created directorships resulting from an increase in the authorized number of directors may be filled by a majority of the Board of Directors then in office, provided a quorum is present and any other vacancy occurring on the board of directors may be filled only by a majority of the directors then in office, even though less than a quorum may then be in office. These provisions may have the effect of discouraging a third-party from initiating a proxy contest, making a tender offer or otherwise attempting to gain control of us, or attempting to change the composition or policies of the board of directors.

     Stockholder Meetings and Action. Our amended and restated by-laws provide that special meetings of stockholders may be called by (1) the Chairman of the Board of Directors, (2) the Chief Executive Officer, (3) the Board of Directors pursuant to a resolution adopted by a majority of the total number of authorized directors (whether or not there exist any vacancies in previously authorized directorships at the time any such resolution is presented to the board of directors for adoption), or (4) stockholders who are entitled to cast at least seventy percent (70%) of the total number of votes entitled to be cast at an election of directors; and shall be held at such place, on such date, and at such time as the board of directors, shall fix. Our amended and restated by-laws also provide that stockholder action may be taken at a duly called and convened annual or special meeting of the stockholders or by written consent of stockholders who are entitled to cast at least seventy percent (70%) of the total number of votes entitled to be cast. These provisions, taken together, may in the future prevent stockholders from forcing consideration by the stockholders of stockholder proposals over the opposition of the board of directors, except at an annual meeting.

     Requirement for Advance Notification of Stockholder Nominations and Proposals. Our amended and restated by-laws provide that a stockholder seeking to bring business, including action to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice of this intention in writing. To be timely, a stockholder notice must be delivered to our principal executive officers not less than sixty (60) days nor more than ninety (90) days prior to the anniversary date of the immediately preceding annual meeting of stockholders. However, if no annual meeting of stockholders was held the previous year or the date of the annual meeting of stockholders has been changed more than thirty (30) days from the date contemplated at the time of the previous year's proxy statement, then the notice by stockholder must be received not earlier than ninety (90) days prior to the annual meeting of stockholders and no later than sixty (60) days prior to the annual meeting of stockholders or, in the event that public announcement of the date of the annual meeting is first made by us fewer than seventy (70) days prior to the date of such annual meeting, the notice by stockholder must be received within ten (10) days from the public announcement. These provisions can delay stockholder action. The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares issued and outstanding is required to amend a corporation's certificate of incorporation or by-laws, unless a corporation's certificate of incorporation or by-laws, as the case may be, requires a greater percentage. Our amended and restated certificate of incorporation requires the affirmative vote of stockholders who are entitled to cast at least seventy percent (70%) of the total number of votes entitled to be cast at an election of directors to amend or repeal any of the foregoing provisions.

DELAWARE ANTI-TAKEOVER STATUTE

     We are a Delaware corporation subject to Section 203 of the Delaware General Corporation Law. Under Section 203, some "business combinations" between a Delaware corporation whose stock generally is publicly traded or held of record by more than 2,000 stockholders and an "interested stockholder" are prohibited for a three-year period following the date that the stockholder became an interested stockholder, unless:

     - the corporation has elected in its certificate of incorporation not to be governed by Section 203;

     - the transaction which resulted in the stockholder becoming an interested stockholder was approved by the board of directors of the corporation before the stockholder became an interested stockholder;

     - upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction, excluding voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender stock held by the plan in a tender or exchange offer; or

     - the business combination is approved by the board of directors of the corporation and authorized at a meeting by two-thirds of the voting stock which the interested stockholder did not own.

We have not made an election in our amended and restated certificate of incorporation to opt-out of Section 203.

     In addition to the above exceptions to Section 203, the three-year prohibition does not apply to some business combinations proposed by an interested stockholder following the announcement or notification of an extraordinary transaction involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation's directors. The term "business combination" is defined generally to include mergers or consolidations, transactions involving the assets or stock of the corporation or its majority-owned subsidiaries and transactions which increase an interested stockholder's percentage ownership of stock. The term "interested stockholder" is defined generally as a stockholder who becomes beneficial owner of 15% or more of a Delaware corporation's voting stock, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder, together with the affiliates or associates of that stockholder.

LIMITATION OF LIABILITY AND INDEMNIFICATION

     Our amended and restated certificate of incorporation and amended and restated by-laws provide that we shall indemnify our directors and officers to the fullest extent that Delaware law permits. Delaware law permits a corporation to indemnify any director, officer, employee or agent made or threatened to be made a party to any pending or completed proceeding if the person acted in good faith and in a manner that the person reasonably believed to be in the best interests of the corporation and, with respect to any criminal proceeding, had no reasonable cause to believe that his or her conduct was unlawful.

     Our amended and restated certificate of incorporation limits the liability of our directors to the maximum extent permitted by Delaware law. Delaware law provides that directors will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

     - any breach of their duty of loyalty to the corporation or its stockholders;

     - acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

     - unlawful payments of dividends or unlawful stock repurchases or redemptions; or

     - any transaction from which the director derived an improper personal benefit.

     This provision has no effect on any non-monetary remedies that may be available to us or our stockholders, nor does it relieve us or our officers or directors from compliance with federal or state securities laws.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, or persons controlling us under the provisions that we describe above or otherwise, we have been informed that in the opinion of the Securities and Exchange Commission, this indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

     Our amended and restated by-laws also permit us to purchase and maintain insurance on behalf of any officer or director for any liability arising out of his or her actions in that capacity, regardless of whether our by-laws would otherwise permit indemnification for that liability. We currently have liability insurance for our officers and directors.

     At the present time, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding which may result in a claim for indemnification.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Class B common stock is The Bank of New York.

                        SHARES ELIGIBLE FOR FUTURE SALE

     All of the shares of our Class B common stock sold in this offering will be freely tradable without restriction under the Securities Act of 1933, except for any shares that may be acquired by an affiliate of McDATA, as that term is defined in Rule 144 under the Securities Act of 1933. Persons who may be deemed to be affiliates generally include individuals or entities that control, are controlled by, or are under common control with, us and may include our directors and officers as well as our significant stockholders, if any.

     The shares of our Class A common stock held by EMC before the distribution are deemed "restricted securities" as defined in Rule 144, and may not be sold other than through registration under the Securities Act of 1933 or under an exemption from registration, such as the exemptions provided by Rule 144, Rule 144(k) or Rule 701.

     EMC currently plans approximately six to twelve months following this offering to distribute all of the shares of our Class A common stock indirectly owned by EMC, or 81 million shares, which is 100% of our Class A common stock, to the holders of EMC's common stock. Shares of our Class A common stock distributed to EMC stockholders in the distribution generally will be freely transferable, except for shares of Class A common stock received by persons who may be deemed to be affiliates. Persons who are affiliates will be permitted to sell the shares of common stock that are issued in this offering or that they receive in the distribution only through registration under the Securities Act of 1933, or under an exemption from registration, such as the exemptions provided by Rule 144, Rule 144(k) or Rule 701 under the Securities Act of 1933.

     In general, under Rule 144, commencing 90 days after the date of this prospectus, a person who has beneficially owned shares of our Class B common stock for at least one year, including persons who are affiliates, is entitled to sell within any three-month period a number of shares that does not exceed the greater of:

     - 1% of the number of shares of our Class B common stock then outstanding, which is expected to be approximately 254,523 shares upon completion of this offering, based on the number of shares of our Class B common stock outstanding as of June 30, 2000; or

     - the average weekly trading volume of the common stock on The Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to a sale, subject to restrictions specified in Rule 144.

     Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. Commencing 90 days after the date of this prospectus, 562,326 shares of our Class B common stock that are not subject to lock-up agreements will be available for resale to the public in accordance with Rule 144.

     Under Rule 144(k), a person who has not been one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell those shares without regard to the volume, manner-of-sale or other limitations contained in Rule 144. Upon completion of this offering, no shares of our Class B common stock may be sold under Rule 144(k).

     In general, any of our employees who purchase shares from us in connection with a compensatory stock plan or other written agreement in a transaction exempt under Rule 701 of the Securities Act of 1933 is eligible to resell the shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with various restrictions, including the holding period, contained in Rule 144.

     Our directors, officers and other stockholders have agreed, with limited exceptions, not to offer, sell, contract to sell or, with limited exceptions, otherwise dispose of any shares of Class B common stock or any security convertible into Class B common stock for a period of 180 days from the date of this prospectus without the prior written consent of Credit Suisse First Boston Corporation. These directors, officers and other stockholders, totaling 490 persons, will own 15,044,946 shares of Class B common stock, based upon their beneficial ownership as of June 30, 2000. Upon expiration of the lock-up period, 180 days after the date of this prospectus, 14,360,806 of those shares of Class B common stock will be available for resale to the public in accordance with and subject to the restrictions of Rule 144. In addition, EMC, except for its contemplated distribution of our Class A common stock to its stockholders, has agreed, with limited exceptions, not to offer, sell, contract to sell or, with limited exceptions, otherwise dispose of, directly or indirectly, any securities of McDATA for a period of 180 days from the date of this prospectus without the prior written consent of Credit Suisse First Boston Corporation. Credit Suisse First Boston Corporation has no current intention to release any shares subject to lock-up. In considering whether to release any shares, Credit Suisse First Boston Corporation would consider, among other factors, the particular circumstances surrounding the request, including but not limited to the number of shares requested to be released, the possible impact on the market for our common stock, the reasons for the request, and whether the holder of our shares requesting the release is an officer, director or other affiliate of ours.


     We will grant options to purchase shares of our Class B common stock pursuant to our 1997 Stock Option Plan, subject to certain restrictions. See the section of this prospectus titled "Employee Benefit Plans." Upon completion of this offering, we intend to file a registration statement under the Securities Act of 1933 to register shares reserved for issuance under the 1997 Stock Option Plan. That registration statement will become effective immediately upon filing. Accordingly, shares covered by that registration statement will become eligible for sale in the public markets, subject to vesting restrictions, Rule 144 volume limitations applicable to our affiliates or the lock-up agreements with Credit Suisse First Boston Corporation.

                MATERIAL UNITED STATES FEDERAL TAX CONSEQUENCES
                          TO NON-UNITED STATES HOLDERS

GENERAL

     The following is a general discussion of the material United States federal income and estate tax consequences of the ownership and disposition of common stock that may be relevant to you if you are a non-United States holder. In general, a "non-United States holder" is any person or entity that is, for United States federal income tax purposes, a foreign corporation, a nonresident alien individual, a foreign partnership or a foreign estate or trust. This discussion is based on current law, which is subject to change, possibly with retroactive effect, or different interpretations. This discussion is limited to non-United States holders who hold shares of common stock as capital assets. Moreover, this discussion is for general information only and does not address all of the tax consequences that may be relevant to you in light of your personal circumstances, nor does it discuss special tax provisions which may apply to you if you relinquished United States citizenship or residence.

     If you are an individual, you may, in many cases, be deemed to be a resident alien, as opposed to a nonresident alien, by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year (counting for such purposes all of the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year). Resident aliens are subject to United States federal income tax as if they were United States citizens.

     EACH PROSPECTIVE PURCHASER OF COMMON STOCK IS ADVISED TO CONSULT A TAX ADVISOR WITH RESPECT TO CURRENT AND POSSIBLE FUTURE TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR COMMON STOCK AS WELL AS ANY TAX CONSEQUENCES THAT MAY ARISE UNDER THE LAWS OF ANY STATE, MUNICIPALITY OR OTHER TAXING JURISDICTION IN THE UNITED STATES.

DIVIDENDS

     If dividends are paid, as a non-United States holder, you will be subject to withholding of United States federal income tax at a 30% rate or a lower rate as may be specified by an applicable income tax treaty. To claim the benefit of a lower rate under an income tax treaty, you must properly file with the payor an IRS Form 1001 or IRS Form W-8BEN, or successor form, claiming an exemption from or reduction in withholding under the applicable tax treaty.

     If dividends are considered effectively connected with the conduct of a trade or business by you within the United States and, where a tax treaty applies, are attributable to a United States permanent establishment of yours, those dividends will not be subject to withholding tax, but instead will be subject to United States federal income tax on a net basis at applicable graduated individual or corporate rates, provided an IRS Form 4224 or IRS Form W-8ECI, or successor form, is filed with the payor. If you are a foreign corporation, any effectively connected dividends may, under certain circumstances, be subject to an additional "branch profits tax" at a rate of 30% or a lower rate as may be specified by an applicable income tax treaty.

     Unless the payor has knowledge to the contrary, dividends paid prior to January 1, 2001 to an address outside the United States are presumed to be paid to a resident of such country for purposes of the withholding discussed above and for purposes of determining the applicability of a tax treaty rate. However, recently finalized Treasury Regulations pertaining to United States federal withholding tax provide that you must comply with certification procedures, or, in the case of payments made outside the United States with respect to an offshore account, certain documentary evidence procedures, directly or under certain circumstances through an intermediary, to obtain the benefits of a reduced rate under an income tax treaty with respect to dividends paid after December 31, 2000. In addition, these regulations will require you, if you provide an IRS Form 4224 or IRS Form W-8ECI or successor form, as discussed above, to also provide your tax identification number.

     If you are eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty, you may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

GAIN ON DISPOSITION OF COMMON STOCK

     As a non-United States holder, you generally will not be subject to United States federal income tax on any gain recognized on the sale or other disposition of common stock unless:

          (1) the gain is considered effectively connected with the conduct of a trade or business by you within the United States and, where a tax treaty applies, is attributable to a United States permanent establishment of yours (in which case, if you are a foreign corporation, you may be subject to an additional branch profits tax equal to 30% or a lower rate as may be specified by an applicable income tax treaty).

          (2) you are an individual who holds the common stock as a capital asset and are present in the United States for 183 or more days in the taxable year of the sale or other disposition and other conditions are met; or

          (3) we are or have been a "United States real property holding corporation", or a USRPHC, for United States federal income tax purposes. We believe that we are not currently, and are likely not to become, a USRPHC. If we were to become a USRPHC, then gain on the sale or other disposition of common stock by you generally would not be subject to United States federal income tax provided:

             - the common stock was "regularly traded" on an established securities market; and

             - you do not actually or constructively own more than 5% of the common stock during the shorter of the five-year period preceding the disposition or your holding period.

FEDERAL ESTATE TAX

     If you are an individual, common stock held at the time of your death will be included in your gross estate for United States federal estate tax purposes, and may be subject to United States federal estate tax, unless an applicable estate tax treaty provides otherwise.

INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

     We must report annually to the IRS and to each of you the amount of dividends paid to you and the tax withheld with respect to those dividends, regardless of whether withholding was required. Copies of the information returns reporting those dividends and withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty or other applicable agreements.

     Backup withholding is generally imposed at the rate of 31% on certain payments to persons that fail to furnish the necessary identifying information to the payer. Backup withholding generally will not apply to dividends paid prior to January 1, 2001 to a non-United States holder at an address outside the United States, unless the payer has knowledge that the payee is a United States person. In the case of dividends paid after December 31, 2000, the recently finalized Treasury Regulations provide that you generally will be subject to withholding tax at a 31% rate unless you certify your non-United States status.

     The payment of proceeds of a sale of common stock effected by or through a United States office of a broker is subject to both backup withholding and information reporting unless you provide the payor with your name and address and you certify your non-United States status or you otherwise establish an exemption. In general, backup withholding and information reporting will not apply to the payment of the proceeds of a sale of common stock by or through a foreign office of a broker. If, however, such broker is for United States federal income tax purposes, a United States person, a controlled foreign corporation, or a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, or, in addition, for periods after December 31, 2000, a foreign partnership that at any time during its tax year either is engaged in the conduct of a trade or business in the United States or has as partners one or more United States persons that, in the aggregate, hold more than 50% of the income or capital interest in the partnership, such payments will be subject to information reporting, but not backup withholding, unless such broker has documentary evidence in its records that you are a non-United States holder and certain other conditions are met or you otherwise establish an exemption.

     Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished in a timely manner to the IRS.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in an underwriting
agreement dated           , 2000, we have agreed to sell to the underwriters
named below, for whom Credit Suisse First Boston Corporation, Deutsche Bank Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as representatives, the following respective numbers of shares of Class B common stock:

UNDERWRITERS                                                  NUMBER OF SHARES
------------                                                  ----------------
Credit Suisse First Boston Corporation......................
Deutsche Bank Securities Inc. ..............................
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated...................................
                                                                   ------
  Total.....................................................
                                                                   ======

     The underwriting agreement provides that the underwriters are obligated to purchase all the shares of Class B common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering of Class B common stock may be terminated.

     We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 1,875,000 additional shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of Class B common stock.

     The underwriters propose to offer the shares of Class B common stock initially at the public offering price on the cover page of this prospectus and
to selling group members at that price less a concession of $       per share.
The underwriters and selling group members may allow a discount of $       per
share on sales to other broker/dealers. After the initial public offering, the public offering price and concession and discount to broker/dealers may be changed by the representatives.

     The following table summarizes the compensation and estimated expenses we will pay:

                                           PER SHARE                           TOTAL
                                -------------------------------   -------------------------------
                                   WITHOUT            WITH           WITHOUT            WITH
                                OVER-ALLOTMENT   OVER-ALLOTMENT   OVER-ALLOTMENT   OVER-ALLOTMENT
                                --------------   --------------   --------------   --------------
Underwriting Discounts and
  Commissions paid by us......      $                $                $                $
Expenses payable by us........

     The underwriters have informed us that they do not expect discretionary sales to exceed 5% of the shares of Class B common stock being offered.

     We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 relating to, any shares of our Class B common stock or securities convertible into or exchangeable or exercisable for any shares of our Class B common stock, or publicly disclose the intention to make any such offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston Corporation for a period of 180 days after the date of this prospectus.

     EMC, except for its contemplated distribution of our Class A common stock, our officers, directors and other stockholders have agreed not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our Class A or Class B common stock or securities convertible into or exchangeable or exercisable for any shares of our Class A or Class B common stock, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our Class A or Class B common stock, whether any such aforementioned transaction is to be settled by delivery of our Class A or Class B common stock or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston Corporation for a period of 180 days after the date of this prospectus.

     We have agreed to indemnify the underwriters against liabilities under the Securities Act of 1933, or contribute to payments that the underwriters may be required to make in that respect.

     We have applied to list the shares of Class B common stock on The Nasdaq Stock Market's National Market, subject to official notice of issuance, under the symbol "MCDT".

     Prior to this offering, there has been no public market for the Class B common stock. The initial public offering price has been determined by negotiation between us and the representatives. The principal factors considered in determining the public offering price included:

     - the information set forth in this prospectus and otherwise available to the representatives;

     - the history and the prospects for the industry in which we will compete;

     - the ability of our management;

     - the prospects for our future earnings;

     - the present state of our development and our current financial condition;

     - the general condition of the securities markets at the time of this offering; and

     - the recent market prices of, and the demand for, publicly-traded common stock of generally comparable companies.

     The initial offering price may not correspond to the price at which our Class B common stock will trade in the public market subsequent to this offering, and an active trading market for our Class B common stock may not develop or continue after this offering.

     The representatives may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.

     - Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position.

        - "Covered" short sales are sales made in an amount not greater than the over-allotment option granted to the underwriters to purchase additional shares in the offering. The underwriters may close out any covered short position by either (1) exercising their over-allotment option or (2) purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price which they may purchase them through the over-allotment option.

        - "Naked" short sales are sales in excess of the underwriters' over-allotment option. The underwriters close out naked short positions by purchasing shares in the open market.

     - Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

     - Syndicate covering transactions involve purchases of the Class B common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

     - Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the Class B common stock originally sold by such syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the Class B common stock to be higher than it would otherwise be in the absence of these transactions. These transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

     A prospectus in electronic format will be made available on the Web sites maintained by one or more of the underwriters participating in this offering. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that will make internet distributions on the same basis as other allocations.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

     The distribution of the Class B common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of Class B common stock are effected. Accordingly, any resale of the Class B common stock in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the Class B common stock.

REPRESENTATIONS OF PURCHASERS

     Each purchaser of Class B common stock in Canada who receives a purchase confirmation will be deemed to represent to us and the dealer from whom such purchase confirmation is received that (1) such purchaser is entitled under applicable provincial securities laws to purchase such common stock without the benefit of a prospectus qualified under such securities laws; (2) where required by law, that such purchaser is purchasing as principal and not as agent, and (3) such purchaser has reviewed the text above under "Resale Restrictions."

RIGHTS OF ACTION (ONTARIO PURCHASERS)

     The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

ENFORCEMENT OF LEGAL RIGHTS

     All of the issuer's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

     A purchaser of Class B common stock to whom the Securities Act (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any Class B common stock acquired by such purchaser in this offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from us. Only one such report must be filed in respect of Class B common stock acquired on the same date and under the same prospectus exemption.

TAXATION AND ELIGIBILITY FOR INVESTMENT

     Canadian purchasers of Class B common stock should consult with their own legal and tax advisors with respect to the United States, Canadian and other tax consequences of an investment in the Class B common stock in their particular circumstances and with respect to the eligibility of the Class B common stock for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL MATTERS

     The validity of the shares of common stock offered hereby will be passed upon for us by Paul T. Dacier, Esq., Senior Vice President and General Counsel of EMC. Certain other legal matters in connection with this offering will be passed upon for us by Mr. Dacier and Skadden, Arps, Slate, Meagher & Flom LLP, Boston, Massachusetts. Certain legal matters in connection with this offering will be passed upon for the underwriters by Testa, Hurwitz & Thibeault, LLP.

                                    EXPERTS

     The consolidated financial statements as of December 31, 1998 and 1999 and for each of the three years in the period ended December 31, 1999 included in this prospectus have been included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                   WHERE YOU MAY FIND ADDITIONAL INFORMATION


     We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act of 1933 with respect to the Class B common stock we propose to sell in this offering. This prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement. For further information about us and the Class B common stock we propose to sell in this offering, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. Descriptions contained in this prospectus as to the contents of any contract or other document filed as an exhibit to the registration statement are summaries. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been so filed.


     You may read or copy any contract, agreement or other document referred to in this prospectus and any portion of our registration statement at the Securities and Exchange Commission's public reference room at 450 Fifth Street, N.W., Judiciary Plaza, Room 1024, Washington, D.C. 20549, and at the Commission's regional offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can also be obtained at prescribed rates by mail from the Securities and Exchange Commission's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain more information about the public reference room by calling the Securities and Exchange Commission at 1-800-SEC-0330. In addition, the Securities and Exchange Commission maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission. As a result of this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934, and we will file periodic reports, proxy statements, and other information with the Securities and Exchange Commission.

     We intend to furnish our stockholders with annual reports containing audited financial statements and make available to our stockholders quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information.

                               McDATA CORPORATION

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Independent Accountants...........................  F-2
Consolidated Balance Sheets.................................  F-3
Consolidated Statements of Operations.......................  F-4
Consolidated Statements of Changes in Stockholders'
  Equity....................................................  F-5
Consolidated Statements of Cash Flows.......................  F-6
Notes to Consolidated Financial Statements..................  F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of McDATA Corporation:

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, changes in stockholders' equity and cash flows present fairly, in all material respects, the financial position of McDATA Corporation and its subsidiaries at December 31, 1998 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

     As discussed in Note 10, the Company's consolidated financial statements for the year ended December 31, 1997 and 1998 have been revised to record income taxes using the pro rata method.

PricewaterhouseCoopers LLP

Broomfield, Colorado
July 28, 2000

                               McDATA CORPORATION

                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                               DECEMBER 31,
                                                            -------------------     JUNE 30,
                                                             1998        1999         2000
                                                            -------    --------    -----------
                                                                                   (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents...............................  $ 2,111    $  6,897     $  6,259
  Accounts receivable, net of allowance for doubtful
     accounts of $65, $95 and $130 (unaudited),
     respectively.........................................    2,636       9,993       10,789
  Receivable from Parent..................................   10,531       3,591       23,587
  Inventories.............................................    4,494       6,952        8,378
  Deferred tax asset......................................    2,046       2,541        4,788
  Prepaid expenses and other current assets...............    2,025       3,115        1,373
                                                            -------    --------     --------
Total current assets......................................   23,843      33,089       55,174
Property and equipment, net...............................   12,120      13,800       17,410
Other assets, net.........................................    3,420       1,461        1,155
                                                            -------    --------     --------
          Total Assets....................................  $39,383    $ 48,350     $ 73,739
                                                            =======    ========     ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Short term debt -- Parent...............................  $    --    $  1,900     $  1,900
  Accounts payable........................................    3,896       9,013       12,857
  Accrued liabilities.....................................    4,842       4,851       10,749
  Obligations under capital leases........................    1,077       1,586        2,325
                                                            -------    --------     --------
Total current liabilities.................................    9,815      17,350       27,831
Note payable -- Parent....................................    1,900          --           --
Obligations under capital leases..........................    1,262       1,175        1,719
Deferred tax liability....................................      407         275          204
Commitments and contingencies (Note 12)
Stockholders' equity:
  Preferred Stock, $0.01 par value, 25,000,000 shares
     authorized, no shares issued or outstanding..........       --          --           --
  Common stock, Class A, $0.01 par value, 250,000,000
     shares authorized, 81,000,000 shares issued and
     outstanding..........................................      810         810          810
  Common stock, Class B, $0.01 par value, 200,000,000
     shares authorized, 10,002,000, 11,980,936 and
     12,952,226 (unaudited) shares issued and outstanding
     at December 31, 1998 and 1999 and June 30, 2000,
     respectively.........................................      100         120          130
  Additional paid-in capital..............................   30,799      52,930       56,457
  Deferred compensation...................................       --     (17,567)     (17,496)
  Retained earnings (accumulated deficit).................   (5,710)     (6,743)       4,084
                                                            -------    --------     --------
Total stockholders' equity................................   25,999      29,550       43,985
                                                            -------    --------     --------
          Total liabilities and stockholders' equity......  $39,383    $ 48,350     $ 73,739
                                                            =======    ========     ========

The accompanying notes are an integral part of these consolidated financial statements.

                               McDATA CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                           SIX MONTHS
                                                                              ENDED
                                         YEAR ENDED DECEMBER 31,            JUNE 30,
                                      -----------------------------    -------------------
                                       1997       1998       1999       1999        2000
                                      -------    -------    -------    -------    --------
                                                                           (UNAUDITED)
Revenues:
Product revenue.....................  $ 4,035    $ 5,242    $29,466    $ 9,558    $ 26,475
Product revenue -- Parent...........    1,336      5,632     48,111     13,264      68,794
Service revenue -- Parent...........   27,652     25,674     17,686     11,368       8,326
                                      -------    -------    -------    -------    --------
          Total revenue.............   33,023     36,548     95,263     34,190     103,595
Cost of revenues:
Cost of product revenue.............    4,296      3,786     21,254      7,073      14,599
Cost of product revenue -- Parent...      705      3,208     23,148      6,408      33,046
Cost of service revenue -- Parent...    6,269      6,111      5,680      2,819       2,303
                                      -------    -------    -------    -------    --------
          Gross profit..............   21,753     23,443     45,181     17,890      53,647
Operating expenses:
Research and development............   16,512     18,298     24,001     10,321      17,194
Selling and marketing...............    3,747     10,305     15,787      7,101      13,983
General and administrative..........    2,724      3,405      3,940      1,833       2,915
Amortization of deferred
  compensation (excludes
  amortization of deferred
  compensation included in costs of
  product and service revenue of $0,
  $0, $511, $23 (unaudited), and
  $620 (unaudited), respectively)...       --         --      1,726        419       1,874
                                      -------    -------    -------    -------    --------
          Operating expenses........   22,983     32,008     45,454     19,674      35,966
                                      -------    -------    -------    -------    --------
Income (loss) from operations.......   (1,230)    (8,565)      (273)    (1,784)     17,681
Interest income.....................      458        632        241        120         318
Interest expense....................     (119)      (309)    (1,113)      (545)       (279)
                                      -------    -------    -------    -------    --------
Income (loss) before income taxes...     (891)    (8,242)    (1,145)    (2,209)     17,720
Income tax expense (benefit)........     (317)    (3,124)      (112)      (216)      6,893
                                      -------    -------    -------    -------    --------
Net income (loss)...................  $  (574)   $(5,118)   $(1,033)   $(1,993)   $ 10,827
                                      =======    =======    =======    =======    ========
Basic net income (loss) per share...  $ (0.01)   $ (0.06)   $ (0.01)   $ (0.02)   $   0.12
                                      =======    =======    =======    =======    ========
Shares used in computing basic net
  income (loss) per share...........   91,000     91,000     91,638     91,017      93,398
                                      =======    =======    =======    =======    ========
Diluted net income (loss) per
  share.............................  $ (0.01)   $ (0.06)   $ (0.01)   $ (0.02)   $   0.11
                                      =======    =======    =======    =======    ========
Shares used in computing diluted net
  income (loss) per share...........   91,000     91,000     91,638     91,017     100,088
                                      =======    =======    =======    =======    ========

The accompanying notes are an integral part of these consolidated financial statements.

                               McDATA CORPORATION

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                        COMMON STOCK
                          -----------------------------------------
                                CLASS A               CLASS B         ADDITIONAL                                RETAINED
                          -------------------   -------------------    PAID-IN     DIVISIONAL     DEFERRED      EARNINGS
                            SHARES     AMOUNT     SHARES     AMOUNT    CAPITAL       EQUITY     COMPENSATION    (DEFICIT)
                          ----------   ------   ----------   ------   ----------   ----------   ------------   -----------
Balances at December 31,
  1996..................          --    $ --            --    $ --     $    --      $ 16,431      $     --      $     --
Net income from January
  1, 1997 to September
  30, 1997..............          --      --            --      --          --            18            --            --
Stock issued in exchange
  for net contributed
  assets................  81,000,000     810            --      --      20,897       (16,449)           --            --
Sale of common stock,
  Class B...............          --      --    10,000,000     100       9,900            --            --            --
Net loss from October 1,
  1997 to December 31,
  1997..................          --      --            --      --          --            --            --          (592)
                          ----------    ----    ----------    ----     -------      --------      --------      --------
Balances at December 31,
  1997..................  81,000,000     810    10,000,000     100      30,797            --            --          (592)
Issuance of common
  stock, Class B upon
  exercise of stock
  options...............          --      --         2,000      --           2            --            --            --
Net loss................          --      --            --      --          --            --            --        (5,118)
                          ----------    ----    ----------    ----     -------      --------      --------      --------
Balances at December 31,
  1998..................  81,000,000     810    10,002,000     100      30,799            --            --        (5,710)
Issuance of common
  stock, Class B upon
  exercise of stock
  options...............          --      --     1,978,936      20       1,960            --            --            --
Deferred compensation...          --      --            --      --      19,804            --       (19,804)           --
Amortization of deferred
  compensation..........          --      --            --      --          --            --         2,237            --
Tax benefit of stock
  options...............          --      --            --      --         367            --            --            --
Net loss................          --      --            --      --          --            --            --        (1,033)
                          ----------    ----    ----------    ----     -------      --------      --------      --------
Balances at December 31,
  1999..................  81,000,000     810    11,980,936     120      52,930            --       (17,567)       (6,743)
Issuance of common
  stock, Class B upon
  exercise of stock
  options (unaudited),
  net...................          --      --       971,290      10       1,009            --            --            --
Deferred compensation
  (unaudited)...........          --      --            --      --       2,423            --        (2,423)           --
Amortization of deferred
  compensation
  (unaudited)...........          --      --            --      --          --            --         2,494            --
Tax benefit of stock
  options (unaudited)...          --      --            --      --          95            --            --            --
Net income
  (unaudited)...........          --      --            --      --          --            --            --        10,827
                          ----------    ----    ----------    ----     -------      --------      --------      --------
Balances at June 30,
  2000 (unaudited)......  81,000,000    $810    12,952,226    $130     $56,457      $     --      $(17,496)     $  4,084
                          ==========    ====    ==========    ====     =======      ========      ========      ========


                              TOTAL
                          STOCKHOLDERS'
                             EQUITY
                          -------------
Balances at December 31,
  1996..................     $16,431
Net income from January
  1, 1997 to September
  30, 1997..............          18
Stock issued in exchange
  for net contributed
  assets................       5,258
Sale of common stock,
  Class B...............      10,000
Net loss from October 1,
  1997 to December 31,
  1997..................        (592)
                             -------
Balances at December 31,
  1997..................      31,115
Issuance of common
  stock, Class B upon
  exercise of stock
  options...............           2
Net loss................      (5,118)
                             -------
Balances at December 31,
  1998..................      25,999
Issuance of common
  stock, Class B upon
  exercise of stock
  options...............       1,980
Deferred compensation...          --
Amortization of deferred
  compensation..........       2,237
Tax benefit of stock
  options...............         367
Net loss................      (1,033)
                             -------
Balances at December 31,
  1999..................      29,550
Issuance of common
  stock, Class B upon
  exercise of stock
  options (unaudited),
  net...................       1,019
Deferred compensation
  (unaudited)...........          --
Amortization of deferred
  compensation
  (unaudited)...........       2,494
Tax benefit of stock
  options (unaudited)...          95
Net income
  (unaudited)...........      10,827
                             -------
Balances at June 30,
  2000 (unaudited)......     $43,985
                             =======

The accompanying notes are an integral part of these consolidated financial statements.

                               McDATA CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                          SIX MONTHS
                                                                                            ENDED
                                                          YEAR ENDED DECEMBER 31,          JUNE 30,
                                                        ---------------------------   ------------------
                                                         1997      1998      1999      1999       2000
                                                        -------   -------   -------   -------   --------
                                                                                         (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss).....................................  $  (574)  $(5,118)  $(1,033)  $(1,993)  $ 10,827
Adjustments to reconcile net loss to cash flows from
  operating activities:
    Depreciation and amortization.....................    2,738     4,213     5,734     2,579      3,578
    Inventory provision...............................    2,476     1,326     1,907       252        579
    Noncash compensation expense......................       --        --     2,237       442      2,494
    Changes in current assets and liabilities:
      Accounts receivable.............................      739    (2,344)   (7,357)   (1,638)      (796)
      Receivable from parent..........................   (5,868)    9,318     7,185     4,505    (19,846)
      Inventories.....................................   (3,009)   (4,693)   (6,054)   (5,336)    (2,329)
      Deferred tax asset..............................   (1,391)      604      (495)     (266)    (2,247)
      Prepaid expenses and other current assets.......      509    (1,145)   (1,090)   (1,447)     1,742
      Other assets....................................      (16)   (1,946)    1,605     1,386         89
      Accounts payable................................     (201)    1,922     5,117     2,844      3,844
      Accrued liabilities.............................   (3,685)    1,438         9       222      5,898
      Deferred tax liability..........................       --       407      (132)     (185)       (71)
                                                        -------   -------   -------   -------   --------
Net cash used in operating activities.................   (8,282)    3,982     7,633     1,365      3,762
                                                        -------   -------   -------   -------   --------
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment...................   (3,495)   (6,238)   (3,305)   (2,228)    (4,058)
Acquisition of assets.................................   (4,972)       --        --        --         --
                                                        -------   -------   -------   -------   --------
Net cash used in investing activities.................   (8,467)   (6,238)   (3,305)   (2,228)    (4,058)
                                                        -------   -------   -------   -------   --------
CASH FLOWS FROM FINANCING ACTIVITIES:
Payment of obligations under capital leases...........     (879)   (1,054)   (1,522)     (655)    (1,361)
Proceeds received from issuance of debt to parent
  company.............................................    1,900        --        --        --         --
Proceeds from sale of common stock....................   15,258         2     1,980       192      1,019
                                                        -------   -------   -------   -------   --------
Net cash provided by (used in) financing activities...   16,279    (1,052)      458      (463)      (342)
                                                        -------   -------   -------   -------   --------
Net increase (decrease) in cash and cash
  equivalents.........................................     (470)   (3,308)    4,786    (1,326)      (638)
Cash and cash equivalents, beginning of period........    5,889     5,419     2,111     2,111      6,897
                                                        -------   -------   -------   -------   --------
Cash and cash equivalents, end of period..............  $ 5,419   $ 2,111   $ 6,897   $   785   $  6,259
                                                        =======   =======   =======   =======   ========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest incurred, expensed and paid..................  $   119   $   309   $ 1,113   $   545   $    279
Income taxes received from (paid to) parent...........       --      (202)    4,302        --      6,981
SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND
  FINANCING ACTIVITIES:
Capital lease obligations incurred....................  $   826   $ 2,323   $ 1,944   $   979   $  2,647
Transfer of inventory to fixed assets.................       --        --     1,357       416        193

The accompanying notes are an integral part of these consolidated financial statements.

                               McDATA CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- OVERVIEW AND BASIS OF PRESENTATION

     On October 1, 1997 EMC Corporation (EMC or the Parent) formed McDATA Corporation (McDATA or the Company) which is incorporated in Delaware. The Company was formed when McDATA Holdings Corporation, a wholly-owned subsidiary of EMC, transferred cash and net assets to McDATA pursuant to an Asset Transfer Agreement. In exchange, EMC received 81,000,000 shares of the Company's Class A common stock. Concurrently, with the Asset Transfer Agreement, minority shareholders contributed $10,000,000 in cash in exchange for 10,000,000 shares of the Company's Class B common stock. Each share of the Company's Class A common stock entitles its holder to one vote, and each share of the Company's Class B common stock entitles its holder to one-tenth ( 1/10) of one vote. After the issuance and sale of the Company's Class A and Class B common stock to EMC and the minority shareholders, respectively, EMC owned 89% of the Company and the minority shareholders owned 11% of the Company. As McDATA was under the control of EMC, there was no change in the accounting basis of the Company's assets and liabilities in the consolidated financial statements.

     As of December 31, 1999, EMC held 81,000,000 shares of the Company's Class A common stock, representing 77.2% ownership of the Company on a fully diluted basis, and minority shareholders held 23,921,450 shares of the Company's Class B common stock, representing 22.8% ownership of the Company. As of that date, EMC's ownership of all of the issued and outstanding shares of the Company's Class A common stock represented 97.1% of the combined voting power of the Company's Class A and Class B common stock.

     McDATA was formed to continue the design, development, manufacturing and selling of EMC's fibre channel switching devices that enable enterprise-wide high performance storage area networks. The Company continues to provide services for EMC's ESCON switch business under a service agreement with EMC.

     The consolidated financial statements include the assets, liabilities, operating results and cash flows of McDATA and have been prepared using EMC's historical bases in the assets and liabilities and the historical results of operations of McDATA. Because McDATA's operations were substantially independent of EMC's operations during all periods presented in the financial statements, the Company's management does not believe there were any corporate expenses incurred by EMC that should be allocated to the Company. Accordingly, no intercompany expense allocations have been included in the financial statements. The consolidated financial statements do include certain allocations of interest income and expense from participation in EMC's cash management system (see Note
11).

     The following is a list of the Company's subsidiaries as of December 31, 1999:

NAME:                                           COUNTRY OF FORMATION:  DATE OF FORMATION:
-----                                           ---------------------  ------------------
McDATA Technology Systems Ltd.................         Ireland           April 4, 1999
(formerly Ecksberg Nominees Ltd.)
McDATA F.S.C..................................        Barbados           July 28, 1999

                               McDATA CORPORATION

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Principles of Consolidation

     The consolidated financial statements include the assets, liabilities, results of operations, cash flows and changes in stockholders' equity of the Company and its wholly-owned subsidiaries. All material intercompany transactions and balances have been eliminated.

  Unaudited Interim Financial Data

     The unaudited interim consolidated financial statements as of June 30, 2000 and for the three months ended June 30, 1999 and 2000 have been prepared on the same basis as the audited financial statements and, in the opinion of management, reflect all normal recurring adjustments necessary to present fairly the financial information set forth therein, in accordance with generally accepted accounting principles. The results of operations for the interim periods are not necessarily indicative of the results to be expected for future periods.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

  Revenue Recognition

     The Company generally recognizes revenue from product sales upon shipment provided that (a) evidence of an arrangement exists (b) delivery has occurred
(c) the price to the customer is fixed and determinable and (d) collectibility is assured. The Company accrues for warranty costs and sales returns at the time of shipment based on its experience. In transactions that include multiple products and/or services, the Company allocates the sales value among each of the deliverables based on their relative fair values. Service revenue is recognized over the contractual period or as the services are rendered. Revenue from the service agreement with EMC (see Note 11) is recorded as earned pursuant to the terms of the servicing contract.

  Concentration of Credit Risk

     The Company performs ongoing evaluations of its customers' financial condition and, generally, requires no collateral from its customers. The Company's customers include its Parent, as well as original equipment manufacturers, distributors, systems integrators and end users. The majority of the Company's customers operate in the computer industry.

     The Company had the following customers which accounted for greater than 10% of each respective period's revenue:

                                                              YEARS ENDED DECEMBER 31,
                                                              -------------------------
                                                              1997      1998      1999
                                                              -----     -----     -----
Customer A (Parent).........................................   88%       86%       69%
Customer B..................................................   --        --        13%
Customer C..................................................   --        --        11%

                               McDATA CORPORATION

     At December 31, 1999, these customers accounted for 26%, 31% and 18%, respectively, of the Company's gross accounts receivable, which is comprised of accounts receivable and receivable from Parent. At December 31, 1998, Customer A accounted for 80% of the Company's gross accounts receivable.

     Financial instruments which potentially subject the Company to concentrations of credit risk are accounts receivable and cash equivalents. The Company has a cash investment policy which generally restricts investments to ensure preservation of principal and maintenance of liquidity.

  Cash Equivalents

     Cash equivalents are short-term, highly liquid investments that are readily convertible to cash and have remaining maturities of three months or less.

  Fair Value of Financial Instruments

     The carrying value of financial instruments, including cash equivalents, gross accounts receivable, accounts payable and accrued liabilities, approximate fair value due to their short maturities. Based upon borrowing rates currently available to the Company, with similar terms, the carrying value of debt and capital lease obligations approximate their fair value.

  Impairment of Long-Lived Assets

     The Company periodically evaluates the carrying value of long-lived assets when events and circumstances warrant such a review. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flows from such asset is separately identifiable and is less than its carrying value. In that event, a loss is recognized to the extent that the carrying value exceeds the fair value of the long-lived asset. Fair value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved.

  Earnings and Loss Per Share

     Basic net income or loss per share is computed using the weighted average number of common shares outstanding during the period. Diluted net income per share is computed using the weighted average number of common and dilutive common equivalent shares outstanding during the period. Dilutive common equivalent shares consist of stock options. Prior to October 1, 1997, the Company's capital structure was not indicative of the current structure. As such, earnings per share for 1997 has been calculated using the actual number of shares distributed on October 1, 1997.

     Potentially dilutive securities totaling 8,799,000, 11,262,750 and 11,940,514 for the years ended December 31, 1997, 1998 and 1999, respectively, were excluded from historical diluted loss per common share because of their anti-dilutive effect.

                               McDATA CORPORATION

     Following is a reconciliation between basic and diluted earnings per share for the period ended June 30, 2000 (unaudited) (in thousands except per share information):

                                                           PERIOD ENDED JUNE 30, 2000
                                                          ----------------------------
                                                                                 PER
                                                                                SHARE
                                                          INCOME     SHARES     AMOUNT
                                                          -------    -------    ------
Net income -- basic EPS.................................  $10,827     93,398    $0.12
Effect of stock options.................................               6,690
                                                                     -------
Net income -- diluted EPS...............................             100,088    $0.11
                                                                     =======

  Stock-Based Compensation

     The Company accounts for grants of stock options and common stock purchase rights according to Accounting Principles Board Opinion No. 25, Accounting for Stock Issues to Employees (APB 25), and related interpretations. Any deferred stock compensation calculated pursuant to APB 25 is amortized ratably over the vesting period of the individual options, generally four years.

  Advertising

     The Company expenses advertising costs as incurred. Advertising expenses for the periods ended December 31, 1997, 1998 and 1999 were approximately $439,000, $696,000 and $531,000, respectively.

  Research and Development

     Research and development costs are expensed as incurred.

  Software Development Costs

     In accordance with Statement of Financial Accounting Standards No. 86, Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed, the Company capitalizes eligible computer software development costs upon the establishment of technological feasibility, which it has defined as completion of designing, coding and testing activities. For the years ended December 31, 1997, 1998 and 1999, the amount of costs eligible for capitalization, after consideration of factors such as realizable value, were not material and, accordingly, all software development costs have been charged to research and development expenses in the consolidated statements of operations.

  Internal-Use Software Development Costs

     The Company accounts for its development and implementation of internal-use software according to Statement of Position No. 98-1, Accounting for the Cost of Computer Software Developed or Obtained for Internal Use. This statement provides guidance regarding the conditions under which the costs of internal-use software should be capitalized. Costs of developing and implementing software for internal use, which meet certain criteria, were capitalized and are being amortized over a five-year period. The Company capitalized approximately $1,913,000 and $401,000 during 1998 and 1999, respectively, of which approximately $0 and $424,000 was amortized to expense, respectively.

                               McDATA CORPORATION

  Comprehensive Income

     Effective January 1, 1998, the Company adopted the provisions of Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income. This statement established standards for reporting comprehensive income and its components in financial statements. Comprehensive income includes all changes in equity during a period from non-owner sources. During each of the three years ended December 31, 1999 and the six-month periods ended June 30, 1999 and 2000, the Company did not have any significant transactions that were required to be reported as adjustments to determine comprehensive income.

  Reclassifications

     Certain prior year amounts have been reclassified to conform with the 1999 presentation.

  Recent Accounting Pronouncements

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 is effective for all fiscal quarters of all fiscal years beginning after June 15, 2000. The Company adopted SFAS 133 on January 1, 1999. To date, the Company has not entered into any derivative instruments, so the adoption has had no effect on the financial position or results of operations of the Company.

     In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements, as amended. SAB 101 summarizes certain of the Securities and Exchange Commission's views in applying generally accepted accounting principles to revenue recognition in financial statements. The Company has applied the provisions of SAB 101 in the consolidated financial statements. The adoption of SAB 101 did not have a material impact on the Company's financial condition or results of operations.

NOTE 3 -- INVENTORIES

     Inventories, which include material, labor and factory overhead, are stated at the lower of cost (first-in, first-out method) or market. The Company evaluates the need for reserves associated with obsolete, slow-moving and nonsalable inventory by reviewing net realizable values on a quarterly basis. The Company's inventories do not include materials purchased and held by the Company's component subcontractors, as this inventory is not owned by the Company. The components of inventory were as follows (in thousands):

                                                     DECEMBER 31,
                                                   -----------------      JUNE 30
                                                    1998      1999         2000
                                                   ------    -------    -----------
                                                                        (UNAUDITED)
Raw materials....................................  $4,086    $ 6,450      $ 5,619
Work-in-progress.................................     231      1,081        2,041
Finished goods...................................     817      1,485        4,552
                                                   ------    -------      -------
                                                    5,134      9,016       12,212
Less reserves....................................    (640)    (2,064)      (3,834)
                                                   ------    -------      -------
                                                   $4,494    $ 6,952      $ 8,378
                                                   ======    =======      =======

                               McDATA CORPORATION

NOTE 4 -- PROPERTY AND EQUIPMENT

     Property and equipment is stated at cost. For financial reporting purposes, depreciation is recorded principally on a straight-line method over the estimated useful lives of the asset as follows:

Equipment and furniture...............    3-5 years
Computer software.....................    3-5 years
Capital lease equipment...............    The shorter of the useful life of 3-5
                                          years or lease term
Leasehold improvements................    The shorter of the useful life of 3-5
                                          years or lease term

     Accelerated depreciation methods are generally used for income tax purposes. Expenditures that substantially extend the useful life of an asset are capitalized. Ordinary repair and maintenance expenditures are expensed as incurred.

     Property and equipment consisted of the following (in thousands):

                                                         DECEMBER 31,
                                                      ------------------
                                                       1998       1999
                                                      -------    -------
Equipment and furniture.............................  $19,947    $24,290
Computer software...................................    4,760      5,992
Leasehold improvements..............................    1,244      1,748
                                                      -------    -------
                                                       25,951     32,030
Less accumulated depreciation and amortization......  (13,831)   (18,230)
                                                      -------    -------
                                                      $12,120    $13,800
                                                      =======    =======

     Equipment and furniture at December 31, 1998 and 1999 includes assets under capitalized leases of $4,314,000 and $5,896,000, respectively, with related accumulated amortization of $1,882,000 and $3,168,000, respectively.

     The minimum future lease payments under capital leases as of December 31, 1999 are as follows (in thousands):

2000....................................................  $1,752
2001....................................................   1,062
2002....................................................     205
2003....................................................      --
2004....................................................      --
                                                          ------
                                                           3,019
Less amount representing interest.......................    (258)
                                                          ------
Present value of minimum lease payments (including
  $1,586 classified as current).........................  $2,761
                                                          ======

                               McDATA CORPORATION

NOTE 5 -- PREPAID EXPENSES AND OTHER ASSETS

     Prepaid expenses and other assets consisted of the following (in thousands):

                                                          DECEMBER 31,
                                                        ----------------
                                                         1998      1999
                                                        ------    ------
Prepaid technology license fees.......................  $1,336    $1,702
Other.................................................     689     1,413
                                                        ------    ------
                                                        $2,025    $3,115
                                                        ======    ======

     Prepaid technology license fees are amortized over the shorter of consumption per unit or estimated period to be benefited.

     Other assets consisted of the following (in thousands):

                                                          DECEMBER 31,
                                                        ----------------
                                                         1998      1999
                                                        ------    ------
Intangible assets and goodwill........................  $2,636    $2,408
Prepaid technology license fees (non-current
  portion)............................................   1,811        --
Other.................................................     278       485
                                                        ------    ------
                                                         4,725     2,893
Less accumulated amortization.........................  (1,305)   (1,432)
                                                        ------    ------
                                                        $3,420    $1,461
                                                        ======    ======

     On March 20, 1997, the Company purchased certain assets and assumed certain liabilities from Hewlett-Packard Canada Ltd. for $4,972,000 in cash. The Company retained an independent appraiser to assist with assigning fair values to the tangible and intangible assets acquired. The valuation relied on methodologies that most closely related to the fair market value assignment with the economic benefits provided by each asset and the risks associated with the assets. The net identifiable assets were assigned a portion of the consideration based upon their estimated fair values as follows (in thousands):

Property and equipment......................................  $1,190
Inventory...................................................   1,060
Prepaids....................................................     779
Intellectual property.......................................     300
Workforce...................................................     370
Goodwill....................................................   1,498
Assumed liabilities.........................................    (225)
                                                              ------
          Total consideration...............................  $4,972
                                                              ======

     The identifiable intangible assets and goodwill are being amortized over five years.

                               McDATA CORPORATION

NOTE 6 -- ACCRUED LIABILITIES

     Accrued liabilities consisted of the following (in thousands):

                                                          DECEMBER 31,
                                                        ----------------
                                                         1998      1999
                                                        ------    ------
Wages and employee benefits...........................  $1,269    $2,104
Warranty reserves.....................................   1,485       986
Other taxes...........................................     772       612
Technology purchase obligation........................   1,000        --
Other accrued liabilities.............................     316     1,149
                                                        ------    ------
                                                        $4,842    $4,851
                                                        ======    ======

     In 1998, the Company entered into an agreement to pay $3,000,000 to an unrelated party for a license to use an application specific integrated circuit and specified software code. The technology obtained through this license is utilized in the Company's ED-5000 fibre channel director. The scheduled payments were $1,000,000 on April 15, 1998 and $500,000 each on July 15, 1998, October
15, 1998, January 15, 1999 and April 15, 1999. At December 31, 1998, the two payments to be made in 1999 were accrued in the technology purchase obligation account.

NOTE 7 -- NOTE PAYABLE TO PARENT COMPANY

     On October 1, 1997, the Company entered into an unsecured term note with the Parent in the amount of $1,900,000. The note requires quarterly payments of interest in arrears, with principle to be paid in 2007 or upon the consummation of a sale of all or part of the Company, including an initial public offering. As the Company anticipates consummating its initial public offering in 2000, the note has been classified as a current liability as of December 31, 1999. The note bears simple interest at the prime rate as published in the Wall Street Journal (8.5% at December 31, 1999). Interest expense incurred and paid to the Parent for the periods ended December 31, 1997, 1998 and 1999 totaled $63,000, $161,000 and $154,000, respectively.

NOTE 8 -- STOCKHOLDERS' EQUITY

     The Company has both Class A and Class B common stock. Holders of Class A and Class B common stock have voting rights equal to one vote and one-tenth vote, respectively, for each share held. Holders of Class A and Class B common stock share equal rights as to dividends. No dividends attributable to common stock were declared or paid during the years ended December 31, 1997, 1998 or 1999.

NOTE 9 -- EMPLOYEE BENEFIT PLANS AND STOCK OPTIONS

  Defined Contribution Plan

     The Company has a defined contribution plan that covers eligible employees. Effective January 1, 1998, the Board of Directors authorized the Company to prospectively provide a matching contribution to the McDATA Retirement Savings Plan at a rate of 50% of an employee's contribution up to 6% of the employee's compensation, subject to restrictions of such plans. Such

                               McDATA CORPORATION

Company contributions are made in cash, and amounted to $393,000 and $550,000 in 1998 and 1999, respectively.

  Profit Sharing Plan

     Effective October 1, 1997, the Board of Directors authorized a profit sharing plan whereby the Company contributes a portion of each year's profits to a profit sharing pool. The profit sharing amount is determined annually by the Board of Directors and is distributed to employees approximately 50% in cash and approximately 50% in the employees' behalf as contributions to the McDATA Retirement Savings Plan. Expense recognized under the profit sharing plan during the period ended December 31, 1997 approximated $988,000. No expense was recognized in 1998 or 1999 as no Company contributions were approved by the Board of Directors.

  Stock Option Plan

     The 1997 Stock Option Plan (the Plan), adopted on October 1, 1997, provides for the grant of either incentive or nonstatutory options to employees for the purchase of Class B common stock. The Company has reserved 19,000,000 shares for issuance under the Plan. Options under the Plan become exercisable over a four-year period with one-fourth exercisable on each annual anniversary of grant date and expire ten years from the date of grant.

     The following summarizes option transactions for the period from December 31, 1996 to June 30, 2000:

                                                         WEIGHTED-                   WEIGHTED-
                                             SHARES       AVERAGE                     AVERAGE
                                            COVERED      EXERCISE       OPTIONS      EXERCISE
                                           BY OPTIONS      PRICE      EXERCISABLE      PRICE
                                           ----------    ---------    -----------    ---------
Outstanding at December 31, 1996.........          --     $   --              --       $  --
Granted..................................   8,883,000       1.00
Forfeited or expired.....................     (84,000)      1.00
                                           ----------
Outstanding at December 31, 1997.........   8,799,000       1.00              --          --
Granted..................................   2,725,600       1.06
Exercised................................      (2,000)      1.00
Forfeited or expired.....................    (259,850)      1.00
                                           ----------
Outstanding at December 31, 1998.........  11,262,750       1.02       2,173,938        1.00
Granted..................................   3,646,700       2.29
Exercised................................  (1,978,936)      1.00
Forfeited or expired.....................    (990,000)      1.10
                                           ----------
Outstanding at December 31, 1999.........  11,940,514       1.40       2,584,690        1.02
Granted (unaudited)......................   2,655,400      12.64
Exercised (unaudited)....................    (971,290)      1.05
Forfeited or expired (unaudited).........    (785,000)      9.53
                                           ----------
Outstanding at June 30, 2000
  (unaudited)............................  12,839,624     $ 3.26       2,231,024       $1.10
                                           ==========

                               McDATA CORPORATION

     At December 31, 1999 and June 30, 2000, there were 5,078,550 and 3,208,150
(unaudited) options available for grant under the Plan, respectively.

     The status of total stock options outstanding and exercisable at December 31, 1999 was as follows:

                       OPTIONS OUTSTANDING
               -----------------------------------   OPTIONS EXERCISABLE
                             WEIGHTED                --------------------
                              AVERAGE     WEIGHTED               WEIGHTED
                             REMAINING    AVERAGE                AVERAGE
EXERCISE         NUMBER     CONTRACTUAL   EXERCISE    NUMBER     EXERCISE
PRICES         OF SHARES       LIFE        PRICE     OF SHARES    PRICE
--------       ----------   -----------   --------   ---------   --------
$1.00           7,504,376    7.8 years     $1.00     2,373,626    $1.00
$1.13 - 1.25      856,438    8.7 years     $1.17       211,064    $1.17
$1.63             927,000    9.1 years     $1.63            --       --
$2.00             375,250    9.3 years     $2.00            --       --
$2.50 - 2.75    2,277,450    9.7 years     $2.61            --       --
               ----------                            ---------
$1.00 - 2.75   11,940,514    8.4 years     $1.40     2,584,690    $1.02
               ==========                            =========

     The status of total stock options outstanding and exercisable at June 30, 2000 was as follows (unaudited):

                        OPTIONS OUTSTANDING
                -----------------------------------   OPTIONS EXERCISABLE
                              WEIGHTED                --------------------
                               AVERAGE     WEIGHTED               WEIGHTED
                              REMAINING    AVERAGE                AVERAGE
EXERCISE          NUMBER     CONTRACTUAL   EXERCISE    NUMBER     EXERCISE
PRICE           OF SHARES       LIFE        PRICE     OF SHARES    PRICE
--------        ----------   -----------   --------   ---------   --------
$1.00            6,480,876    7.3 years     $ 1.00    1,807,751    $1.00
$1.13 - 1.25       741,564    8.2 years     $ 1.17      154,689    $1.16
$1.63              881,270    8.6 years     $ 1.63      204,208    $1.63
$2.00              330,814    8.8 years     $ 2.00       64,376    $2.00
$2.50 - 2.75     2,272,700    9.2 years     $ 2.61           --       --
$11.54           1,315,450    9.7 years     $11.54           --       --
$13.75             816,950    9.8 years     $13.75           --       --
                ----------
$1.00 - 13.75   12,839,624    8.2 years     $ 3.26    2,231,024    $1.10
                ==========                            =========

     The Company applies APB 25 and related interpretations in accounting for its stock-based compensation plan. During the year ended December 31, 1999 and the six months ended June 30, 2000, in connection with the grant of certain stock options to employees, the Company recorded deferred stock-based compensation of $19,804,000 and $2,423,000 (net of forfeitures), (unaudited), respectively, representing the difference between the exercise price and the deemed fair market value of the Company's common stock on the dates these stock options were granted. Deferred compensation is included as a reduction of stockholders' equity and is being amortized on a straight-line basis over the vesting periods of the related options, which is generally four years. During the year ended December 31, 1999 and the six months ended June 30, 2000, the Company recorded

                               McDATA CORPORATION
amortization of $2,237,000 and $2,494,000 (unaudited), respectively (of which, $511,000 and $620,000 (unaudited) is included in the cost of product and service revenue for the year ended December 31, 1999 and the six months ended June 30, 2000, respectively).

     The Company has adopted the disclosure provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation. The pro forma impact on the company's net loss and net loss per share as reported for the years ended December 31 pursuant to SFAS 123 to reflect the fair value method of accounting for stock-based compensation plans would have been as follows (in thousands):

                                                      YEARS ENDED DECEMBER 31,
                                                    -----------------------------
                                                     1997       1998       1999
                                                    -------    -------    -------
Net income (loss):
  As reported.....................................  $(3,224)   $(2,468)   $(1,033)
  Pro forma.......................................  $(3,299)   $(2,823)   $(1,452)
Net income (loss) per share:
  As reported.....................................  $ (0.04)   $ (0.03)   $ (0.01)
  Pro forma.......................................  $ (0.04)   $ (0.03)   $ (0.02)

     The fair value of each option is estimated as of the date of grant using the Black Scholes valuation pricing model with the following assumptions: (i) dividend yield of 0%; (ii) expected volatility of 0%; (iii) weighted-average risk-free rate of 5.985% in 1997, 5.4% in 1998 and 5.5% in 1999; and (iv)
expected life of four years in 1997, 1998 and 1999. The weighted-average per share fair value of options granted was $0.21, $0.21 and $5.94 per share during 1997, 1998 and 1999, respectively.

NOTE 10 -- INCOME TAXES

     The Company records income taxes based on the pro-rata method. The pro rata method assumes the allocation of income taxes based on McDATA's parent company's consolidated tax position. As a result, the Company has adjusted its deferred tax valuation allowance for the years ended December 31, 1997 and 1998 to allocate a previously recorded tax benefit of $2,650 from 1998 to 1997.

     The Company is included in a consolidated Federal and Colorado income tax return with EMC. Pursuant to a tax sharing agreement entered into with EMC, the Company will be compensated by EMC for the use of its United States net operating losses at 35%, and its tax credits, including research and development credits, utilized by the Parent.

     Had the Company's tax provision been calculated as if the Company were a separate, independent United States taxpayer, the income tax provision would not have materially changed for the year ended December 31, 1999 or the six months ended June 30, 2000.

                               McDATA CORPORATION

     Income tax expense (benefit) consisted of the following (in thousands):

                                                       YEARS ENDED DECEMBER 31,
                                                      --------------------------
                                                       1997      1998      1999
                                                      ------    -------    -----
Current:
  Federal...........................................  $  257    $(3,918)   $ 508
  State.............................................      12       (217)       7
                                                      ------    -------    -----
                                                         269     (4,135)     515
Deferred:
  Federal...........................................    (554)       956     (605)
  State.............................................     (32)        55      (22)
                                                      ------    -------    -----
                                                        (586)     1,011     (627)
                                                      ------    -------    -----
Total expense (benefit).............................  $ (317)   $(3,124)   $(112)
                                                      ======    =======    =====

     The total income tax expense (benefit) differs from the amount computed using the federal income tax rate of 35% for the following reasons (in thousands):

                                                       YEARS ENDED DECEMBER 31,
                                                      --------------------------
                                                       1997      1998      1999
                                                      ------    -------    -----
Federal income tax benefit at statutory rate........  $ (312)   $(2,885)   $(401)
Research and development credit.....................      --       (100)    (300)
State taxes, net of federal benefit.................     (12)      (107)     (15)
Stock-based compensation............................      --         --      613
Other...............................................       7        (32)      (9)
                                                      ------    -------    -----
Income tax expense (benefit)........................  $ (317)   $(3,124)   $(112)
                                                      ======    =======    =====

                               McDATA CORPORATION

     Deferred income taxes reflect the tax effect of temporary differences between the amount of assets and liabilities for financial reporting purposes and income tax purposes. The tax effects of each type of temporary difference that give rise to significant portions of the net deferred tax assets are as follows (in thousands):

                                                          DECEMBER 31,
                                                        ----------------
                                                         1998      1999
                                                        ------    ------
Deferred tax asset:
  Inventory reserves and costs........................  $1,126    $1,329
  Warranty reserves...................................     539       358
  Reserves related to employee benefits...............     354       597
  Stock-based compensation............................      27       199
  Other...............................................      --        58
                                                        ------    ------
                                                         2,046     2,541
Deferred tax (liability):
  Difference between book and tax depreciation........    (407)     (275)
                                                        ------    ------
Net deferred income tax asset.........................  $1,639    $2,266
                                                        ======    ======

     The Internal Revenue Service (IRS) has begun its examination of the EMC consolidated Federal income tax return for the periods ended December 31, 1996, 1997 and 1998.

     EMC has indicated its current intention to distribute all of the shares of the Company's Class A common stock indirectly held by it to the holders of EMC's common stock approximately six to twelve months after the initial public offering of the Company's Class B common stock. Under the terms of the tax sharing agreement between the Company and EMC, the Company is obligated to indemnify EMC for any taxes arising out of the failure of such distribution to be tax free if that failure results from, among other things, (i) any act or omission by the Company that would cause such distribution to fail to qualify as a tax free distribution under the Internal Revenue Code of 1986, as amended;
(ii) any act or omission by the Company that is inconsistent with any representation made to the Internal Revenue Service in connection with the request for a private letter ruling regarding the tax-free nature of the distribution; (iii) any acquisition by a third party of the Company's stock or assets; or (iv) any issuance by the Company of stock or any change in ownership of the Company's stock. If the distribution of the Company's Class A common stock fails to qualify as a tax-free distribution, EMC would incur tax liability as if the Company's Class A common stock that was distributed by EMC had been sold by EMC for its fair market value in a taxable transaction. In the event that the Company is required to indemnify EMC because the distribution of the Company's Class A common stock fails to qualify as a tax-free distribution, the Company's liability could exceed 35% of the value of the Company's Class A common stock distributed by EMC as determined on the date of the distribution. The Company currently believes that the distribution of its Class A common stock by EMC will be tax free.

     Changes in the ownership of the Company may affect the ability of the Company to be included in EMC's consolidated Federal and State income tax returns. The Company anticipates that as a result of the offering, EMC may no longer be able to include the Company in EMC's consolidated Federal tax returns. In such event, the Company would file a separate return for the tax period which

                               McDATA CORPORATION
begins immediately following the offering. Once the Company is no longer a member of EMC's consolidated tax group, the tax sharing agreement between the Company and EMC would continue to affect the Company in two principal ways. First, if a taxing authority were to effect a change to the EMC consolidated return, the Company would be required to reimburse EMC for the tax of any Company-related unfavorable adjustment. Conversely, the Company would be entitled to any refund for any Company-related favorable adjustment. Second, the Company would be required to remit to EMC any tax savings generated by the tax deductions, if any, related to the issuance or sale of EMC stock upon the exercise of options held by Company employees.

     Once the Company is no longer included in EMC's consolidated tax group, the Company will no longer be reimbursed by EMC for its tax losses. However, the Company does not believe that a valuation allowance is required for the Company's deferred tax assets at December 31, 1999, as it is more likely than not that it will have taxable income sufficient to realize its deferred tax assets.

NOTE 11 -- TRANSACTIONS WITH PARENT

     McDATA, as EMC's majority-owned subsidiary, has engaged in several related-party transactions with EMC and its subsidiaries. These included benefiting from a service agreement to provide services for the Parent's ESCON switch business, making direct sales of fibre channel products to the Parent, participating in the Parent's cash management system and filing as a member of the Parent's consolidated tax return (see Note 10). The terms of these arrangements, which were negotiated in the context of a parent-subsidiary relationship, may be more or less favorable to us than if they had been negotiated with unaffiliated third parties.

     Under the terms of the service agreement with the Parent, the Company provides management, manufacturing, research, development, sales, support and administrative services with respect to specified customers of the Parent. The amount of such service fee is subject to annual revision based on the review and concurrence of both parties. Such service fee revenue totaled $27,652,000, $25,674,000 and $17,337,000 for the years ended December 31, 1997, 1998 and
1999, respectively. Additionally, the Company provided $349,000 of consulting services to the Parent for the year ended December 31, 1999. No such services were provided to the Parent in 1997 or 1998.

     The Company sells fibre channel products to the Parent. Such sales comprised 4%, 15% and 51% of Company revenue for the years ended December 31, 1997, 1998 and 1999, respectively.

     The Company participates in EMC's cash management program, in which it deposits excess operating funds with EMC for short-term investment when funds in excess of operating requirements are available or borrows funds from EMC during periods of operating cash needs. Such funds are repaid on demand and earn simple interest, calculated monthly (5.6% at December 31, 1999). Interest income (expense) includes $68,000, $312,000 and $(740,000) earned (paid) from participation in EMC's cash management program for the years ended December 31, 1997, 1998 and 1999, respectively.

     Certain directors and executive officers of the Company own a substantial amount of EMC common stock and options to purchase EMC common stock. One of the Company's directors is currently employed by EMC.

                               McDATA CORPORATION

NOTE 12 -- COMMITMENTS AND CONTINGENCIES

  Operating Leases

     The Company had various operating leases in effect at December 31, 1999, or which were entered into shortly after year-end, for certain buildings, office space and machinery and equipment. Future minimum lease payments under non-cancelable operating leases with terms of one year or more are as follows at December 31, 1999 (in thousands):

2000....................................................  $2,573
2001....................................................   2,635
2002....................................................   2,675
2003....................................................   1,905
2004 and thereafter.....................................       9
                                                          ------
                                                          $9,797
                                                          ======

     Rent expense the years ended December 31, 1997, 1998 and 1999 totaled approximately $1,540,000, $2,115,000 and $2,218,000, respectively.

     The Company has various commitments for sales, purchases and employee benefit plans in the ordinary course of business. In the aggregate, such commitments do not differ significantly from current market prices or anticipated usage requirements.

  Contingencies

     From time to time, the Company is subject to claims arising in the ordinary course of business. In the opinion of management, no such matter, individually or in the aggregate, exists which is expected to have a material effect on the results of operations, financial position or cash flows of the Company.

  Outsourcing Agreements

     The Company has contracted with SCI Systems, Inc. (SCI) for the manufacture of printed circuit boards and box build assembly for specific fibre channel directors and switches. The agreement with SCI Systems requires the Company to submit purchasing forecasts, place orders and reschedule orders for products as necessary. Price is negotiated by the parties based upon current component market conditions and anticipated volumes. The Company may be liable for materials that SCI purchases on McDATA's behalf if the Company's actual requirements do not meet or exceed its forecasts and those materials cannot be redirected to other uses by SCI. At June 30, 2000, SCI had, on hand, materials purchased on behalf of McDATA valued at approximately $12 million (unaudited). The agreement renews monthly. Both parties have customary termination rights.

     The Company contracts with LSI Logic Corporation on an on-going basis for the manufacture of application specific integrated circuits ("ASICs"). Under the terms of the relationship between the Company and LSI Logic, LSI Logic provides the Company with a quote for the cost to produce ASICs to the Company's custom specification, together with a quote for the final ASICs produced by LSI Logic pursuant to those custom specifications. If the Company accepts the quoted prices for the production, the Company is obligated to pay for the production of the ASICs. Either the Company or

                               McDATA CORPORATION
a contract manufacturer used by the Company will purchase the manufactured ASICs at the price quoted by LSI Logic. The Company contracts with LSI Logic on an "as needed" basis.

  Supply Agreements

     The Company has contracted with EMC pursuant to an OEM Purchase and License Agreement effective as of May 19, 2000 to sell the Company's EC-1100 and ED-5000 director products to EMC. The agreement with EMC requires the Company to manufacture and deliver these products to EMC and EMC's end-user customers. The agreement also obligates the Company to provide support to EMC's technical support group, if necessary, to resolve EMC end-user customer issues concerning the products. The prices under the agreement for the covered products were determined by negotiation between EMC and the Company. The initial term of the agreement is five years from the effective date. Both EMC and the Company have the option to extend this term for successive periods of one year each on 90 days' prior written notice. Both parties have customary termination rights.

     The Company holds a sublicense to certain IBM intellectual property as a result of a cross license agreement between EMC and IBM. As a result of this cross license, patents held by the Company were licensed to IBM and patents held by IBM were sublicensed to the Company by EMC. In the event of the distribution of the Company's Class A common stock as currently contemplated by EMC, IBM, pursuant to the cross license agreement, will retain the benefit of a license to the Company's patents which have an effective filing date through the date of such distribution. However, the sublicense to the Company under IBM patents will terminate upon the date of such distribution. EMC currently plans to distribute shares of the Company's Class A common stock to EMC stockholders approximately six to twelve months after the date of this offering. However, EMC is not obligated to complete this distribution, and this distribution may not occur by the anticipated time or at all. The Company has no asset value ascribed to the sublicense from IBM. In the judgment of management, the expected termination of the sublicense from IBM as a result of EMC's contemplated distribution of the Company's Class A common stock will not have a material impact on McDATA's financial position and results of operations.

     The Company has contracted with IBM Corporation pursuant to a Reseller Agreement to sell the Company's ED-5000 director product and related software to IBM Corporation. The agreement with IBM Corporation requires the Company to deliver and support these products for IBM's internal use or directly to IBM's end user customers. The prices under the agreement for the covered products were determined by negotiation between IBM and the Company. The initial term of the agreement is five years from the effective date and automatically renews for successive one year terms unless the agreement is cancelled by either party with 60 days' prior written notice. Both parties have customary termination rights.

NOTE 13 -- SEGMENT INFORMATION

     The Company has one reporting segment relating to the manufacturing and marketing of computer-based hardware systems. The Company's operations are conducted in the United States with sales offices in Germany and the United Kingdom and a research and development facility in Canada, none of which are individually significant to the Company's overall operations. The Company has not incurred any foreign currency translation adjustments as all of its sales are settled in U.S. dollars. In addition, all of its subsidiaries' books are maintained in U.S. dollars.

                               McDATA CORPORATION

     Certain information related to the Company's operations by geographic area is presented below (in thousands). The Company's revenues are attributed to the geographic areas according to the location of the customers. Long-lived assets include property and equipment and other non-current assets.

                                                       NET      LONG-LIVED
                                                      SALES       ASSETS
                                                     -------    ----------
1997
United States......................................  $30,547     $ 5,404
Foreign countries..................................    2,476       3,280
                                                     -------     -------
          Total....................................  $33,023     $ 8,684
                                                     =======     =======
1998
United States......................................  $34,463     $13,126
Foreign countries..................................    2,085       2,414
                                                     -------     -------
          Total....................................  $36,548     $15,540
                                                     =======     =======
1999
United States......................................  $80,055     $13,755
Foreign countries..................................   15,208       1,506
                                                     -------     -------
          Total....................................  $95,263     $15,261
                                                     =======     =======

     Included in the United States long-lived assets balances at December 31, 1997, 1998 and 1999 are intangible assets totaling $17,000, $1,828,000 and $95,000, respectively. Included in the foreign countries long-lived assets balances at December 31, 1997, 1998 and 1999 are intangible assets totaling $1,763,000, $1,330,000 and $897,000, respectively.

NOTE 14 -- SUBSEQUENT EVENTS

     On May 23, 2000 the Board of Directors approved a 2-for-1 stock split of the Company's Class A and B common stock. All share and per share amounts have been adjusted for all periods presented to give retroactive effect to this stock split. The Board of Directors also authorized, after giving effect to the stock split, an increase in the authorized shares of the Company's Class A common stock to 250,000,000 shares and an increase in the Class B common stock to 200,000,000 shares. In addition, the Board of Directors authorized 25,000,000 shares of undesignated preferred stock. All of these transactions were consummated on or about July 12, 2000.

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

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
                                     MCDATA


                                 THE ENTERPRISE

                               STORAGE NETWORKING

                                    COMPANY

                                 [McData Logo]

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The expenses, other than underwriting discounts and commissions, expected to be incurred by us in connection with the issuance and distribution of the securities being registered under this registration statement are estimated to be as follows:

Securities and Exchange Commission registration fee.........    $   75,900*
NASD filing fees............................................        29,250*
The Nasdaq National Market listing fee......................        88,500*
Printing and engraving expenses.............................       700,000*
Legal fees and expenses.....................................       400,000*
Accounting fees and expenses................................       425,000*
Blue Sky fees and expenses (including legal fees)...........         5,000*
Registrar and Transfer agent fees...........................        10,000*
Miscellaneous...............................................       100,000*
                                                                ----------
  Total.....................................................    $1,833,650*
                                                                ==========

-------------------------
* Estimated

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the Delaware General Corporate Law permits indemnification of officers, directors and other corporate agents under certain circumstances and subject to certain limitations. Our amended and restated certificate of incorporation and our amended and restated by-laws, provide that we shall indemnify our directors and officers to the fullest extent authorized or permitted by law.

     Our amended and restated certificate of incorporation further provides that our directors will not be personally liable to us or any stockholder for monetary damages for breach of fiduciary duty, except to the extent such exemption is not permitted by law. Section 102 of the Delaware General Corporate Law provides that officers and directors will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

     - any breach of their duty of loyalty to the corporation or its stockholders;

     - acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; or

     - unlawful payments of dividends or unlawful stock repurchases or redemption.

     This provision has no effect on any non-monetary remedies that may be available to us or our stockholders, nor does it relieve us or our officers or directors from compliance with federal or state securities laws.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions or otherwise, we have been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

     Our amended and restated by-laws also permit us to purchase and maintain insurance on behalf of any officer or director for any liability arising out of his or her actions in such capacity, regardless of whether our by-laws would otherwise permit indemnification for that liability. We currently have directors' and officers' liability insurance which would indemnify our directors and officers against damages arising out of claims which might be made against them based on their negligent acts or omissions while acting in their capacity as officers and directors.

     The underwriting agreement provides that the underwriters are obligated, under certain circumstances, to indemnify our directors, officers and controlling persons against some liabilities, including liabilities under the Securities Act of 1933. Reference is made to the form of underwriting agreement filed as Exhibit 1.1 hereto.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

     In the three years preceding the filing of this registration statement, we have issued the securities set forth below that were not registered under the Securities Act of 1933. The share amounts and option exercise prices set forth below have been adjusted to give effect to the 2-for-1 stock split of the common stock to be effected prior to the closing of this offering.

  (a) Issuance of Capital Stock.

     On October 1, 1997, we sold 81,000,000 shares of our Class A common stock in exchange for substantially all of the assets of McDATA Holdings Corporation according to the terms of the Asset Transfer Agreement among us, McDATA Holdings Corporation and EMC Corporation dated as of October 1, 1997.

     On October 1, 1997, we sold 10,000,000 shares of our Class B common stock for an aggregate purchase price of $10,000,000.

     No underwriters were involved in the foregoing sales of securities. The sales of capital stock were made in reliance upon an exemption from registration under the Securities Act of 1933 provided by Section 4(2) of the Securities Act, and its related rules and regulations, regarding sales by an issuer not involving a public offering. All of the foregoing securities are deemed restricted securities for purposes of the Securities Act of 1933.

  (b) Grants and Exercises of Stock Options.

     From October 1, 1997 through June 30, 2000, we granted stock options to purchase 17,910,700 shares of our Class B common stock at exercise prices ranging from $1.00 to $13.75 per share to employees and directors pursuant to our 1997 Stock Option Plan.

     From October 1, 1997 through June 30, 2000, we issued and sold an aggregate of 2,952,226 shares of our Class B common stock to employees and directors for aggregate consideration of $3,001,000 pursuant to exercises of options granted under our 1997 Stock Option Plan.

     The issuance of options and the issuance of Class B common stock upon the exercise of these options was exempt from registration under the Securities Act of 1933 either pursuant to Rule 701 under the Securities Act of 1933, as a transaction pursuant to a compensatory benefit plan, or pursuant to this Section 4(2) of the Securities Act of 1933, as a transaction by an issuer not involving a public offering. All of the foregoing securities are deemed restricted securities for purposes of the Securities Act of 1933.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) EXHIBITS.

     Certain of the exhibits listed below have been renumbered from prior amendments to this Registration Statement. Those exhibits are identified below.


EXHIBIT
NUMBER                       DESCRIPTION OF DOCUMENT
-------                      -----------------------
 1.1*      Form of Underwriting Agreement
 3.1*      Amended and Restated Certificate of Incorporation of the
           Registrant
 3.2*      Amended and Restated By-laws of the Registrant
 4.1*      Form of Registrant's Class B Common Stock Certificate
 4.2*      Investors' Rights Agreement dated as of October 1, 1997 by and among the Registrant, EMC Corporation, McDATA Holdings
           Corporation and Certain Investors
 4.3*      Amendment No. 1 to the Investors' Rights Agreement dated May
           23, 2000 by and among the Registrant, McDATA Holdings
           Corporation and certain Investors
 5.1       Opinion of Paul T. Dacier, Esq.
10.1*      Asset Transfer Agreement dated as of October 1, 1997 by and among the Registrant, EMC Corporation, and McDATA Holdings
           Corporation
10.2*      Investors' Rights Agreement dated as of October 1, 1997 by and among the Registrant, EMC Corporation, McDATA Holdings
           Corporation and certain Investors (see Exhibit 4.2)
10.3*      Amendment No. 1 to the Investors' Rights Agreement dated May
           23, 2000 by and among the Registrant, McDATA Holdings
           Corporation and certain Investors (see Exhibit 4.3)
10.4*      Services Agreement dated as of October 1, 1997 by and among
           EMC Corporation, McDATA Holdings Corporation and the
           Registrant
10.5*      Letter Agreement dated April 19, 1999 by and between the
           Registrant and McDATA Holdings Corporation
10.6*      Technology Rights Agreement dated as of October 1, 1997 by and among the Registrant, EMC Corporation and McDATA
           Holdings Corporation
10.7*      Amended and Restated Tax Sharing Agreement dated as of May
           31, 2000 by and among EMC Corporation, McDATA Holdings
           Corporation and the Registrant
10.8*      Form of Master Transaction Agreement to be entered into by and among the Registrant and EMC Corporation
10.9*      Form of Indemnification and Insurance Matters Agreement to
           be entered into by and among the Registrant and EMC
           Corporation
10.10*     Master Confidential Disclosure and License Agreement dated as of May 31, 2000 by and among the Registrant and EMC
           Corporation
10.11+*    Reseller Agreement dated as of February 22, 2000 by and
           between International Business Machines Corporation and the
           Registrant
10.12*     Amendment Number One to the Resale Agreement dated June 30,
           2000 by and between International Business Machines
           Corporation and the Registrant (replaced Exhibit 10.12 in
           Amendment No. 1 to the Registration Statement filed on June
           13, 2000)
10.13+*    OEM Purchase and License Agreement dated as of May 19, 2000 by and between EMC Corporation and the Registrant (replaced
           Exhibit 10.12 in the Registration Statement filed with the
           Commission on May 31, 2000 and previously listed as Exhibit
           10.12 in Amendment No. 1 to the Registration Statement filed
           June 13, 2000)

EXHIBIT
NUMBER                       DESCRIPTION OF DOCUMENT
-------                      -----------------------
10.14+*    Development Agreement dated as of May 19, 2000 by and
           between EMC Corporation and the Registrant (previously
           listed as Exhibit 10.13 in Amendment No. 1 to the
           Registration Statement filed on June 13, 2000)
10.15+*    Manufacturing Agreement dated as of June 17, 1996 by and
           between SCI Systems, Inc. and the Registrant, Addendum
           Number 1 thereto, dated as of May 23, 1996 and Addendum
           Number 2 thereto, dated as of April 30, 1998 (previously
           listed as Exhibit 10.13 in the Registration Statement filed on May 31, 2000 and as Exhibit 10.14 in Amendment No. 1 to
           the Registration Statement filed on June 13, 2000)
10.16+*    OEM and License Agreement dated as of April 27, 1999 by and between Brocade Communication Systems, Inc. and the
           Registrant (previously listed as Exhibit 10.14 in the
           Registration Statement filed on May 31, 2000 and as Exhibit
           10.15 in Amendment No. 1 to the Registration Statement filed on July 13, 2000)
10.17*     Lease dated September 12, 1997 by and between the Registrant and WHLNF Real Estate Limited Partnership (previously listed as Exhibit 10.15 in the Registration Statement filed on May
           31, 2000 and as Exhibit 10.16 in Amendment No. 1 to the
           Registration Statement filed on July 13, 2000)
10.18*     Lease dated November 2, 1999 by and between the Registrant and the Mills Family LLC (previously listed as Exhibit 10.16 in the Registration Statement filed on May 31, 2000 and as
           Exhibit 10.17 in Amendment No. 1 to the Registration
           Statement filed on July 13, 2000)
10.19*     Lease dated May 28, 1997 by and between the Registrant and
           1211486 Ontario Limited (previously listed as Exhibit 10.17 in the Registration Statement filed on May 31, 2000 and as
           Exhibit 10.18 in Amendment No. 1 to the Registration
           Statement filed on July 13, 2000)
10.20*     Form of Severance Agreement (previously listed as Exhibit
           10.18 in the Registration Statement filed on May 31, 2000
           and as Exhibit 10.19 in Amendment No. 1 to the Registration
           Statement filed on July 13, 2000)
10.21*     1997 Stock Option Plan (previously listed as Exhibit 10.19 in the Registration Statement filed on May 31, 2000 and as
           Exhibit 10.20 in Amendment No. 1 to the Registration
           Statement filed on July 13, 2000)
10.22*     Form of Stock Option Agreement for 1997 Stock Option Plan
           (previously listed as Exhibit 10.20 in the Registration
           Statement filed on May 31, 2000 and as Exhibit 10.21 in
           Amendment No. 1 to the Registration Statement filed on July
           13, 2000)
10.23*     Description of Registrant's Management Bonus Program
           (previously listed as Exhibit 10.21 in the Registration
           Statement filed on May 31, 2000 and as Exhibit 10.22 in
           Amendment No. 1 to the Registration Statement filed on July
           13, 2000)
21.1*      List of Subsidiaries of the Registrant
23.1       Consent of PricewaterhouseCoopers LLP, Independent
           Accountants
23.2*      Consent of Counsel (included in Exhibit 5.1)
24.1*      Power of Attorney (included on the signature page in Part
           II, as previously filed with the Securities and Exchange
           Commission)
27.1*      Financial Data Schedule


-------------------------
 * Previously filed.

 + Portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission pending a request for confidential treatment.

     (b) FINANCIAL STATEMENT SCHEDULE(S).

     Schedule II -- Valuation and Qualifying Accounts.

     Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or it is shown in the consolidated financial statements or notes thereto.

ITEM 17.  UNDERTAKINGS.

     The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in the denominations and registered in the names as required by the underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

     The Registrant hereby undertakes:

          (1) That for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 is deemed to be part of this registration statement as of the time it was declared effective.

          (2) That for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus is deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 6 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Broomfield, County of Boulder, State of Colorado, on the 1st day of August, 2000.


                                          McDATA CORPORATION

                                          By:     /s/ JOHN F. MCDONNELL
                                            ------------------------------------
                                              John F. McDonnell
                                              President and Chief Executive
                                              Officer

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated and on the dates indicated.


                     SIGNATURE                                       TITLE                          DATE
                     ---------                                       -----                          ----
               /s/ JOHN F. MCDONNELL                 Chairman of the Board, President and      August 1, 2000
---------------------------------------------------    Chief Executive Officer (Principal
                 John F. McDonnell                     Executive Officer)

                 /s/ DEE J. PERRY                    Chief Financial Officer and Vice          August 1, 2000
---------------------------------------------------    President of Finance and
                   Dee J. Perry                        Administration (Principal Financial
                                                       and Chief Accounting Officer)

                         *                           Director                                  August 1, 2000
---------------------------------------------------
                David A. Donatelli

                         *                           Director                                  August 1, 2000
---------------------------------------------------
                 John W. Gerdelman

                         *                           Director                                  August 1, 2000
---------------------------------------------------
                Charles C. Johnston

                         *                           Director                                  August 1, 2000
---------------------------------------------------
                  D. Van Skilling

                         *                           Director                                  August 1, 2000
---------------------------------------------------
                 Thomas M. Uhlman

                         *                           Director                                  August 1, 2000
---------------------------------------------------
                Laurence G. Walker


*By: /s/ DEE J. PERRY
    --------------------------------
     Dee J. Perry
     attorney-in-fact

       REPORT OF INDEPENDENT ACCOUNTANTS ON FINANCIAL STATEMENT SCHEDULE

To the Board of Directors
  of McDATA Corporation:

     Our audits of the consolidated financial statements referred to in our report dated July 28, 2000 appearing in this Registration Statement on Form S-1 of McDATA Corporation also included an audit of the consolidated financial statement schedule listed in Item 16(b) of this Registration Statement. In our opinion, this consolidated financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

PRICEWATERHOUSECOOPERS LLP

Broomfield, Colorado
July 28, 2000

                                                                      SCHEDULE 2

                               McDATA CORPORATION
                          FINANCIAL STATEMENT SCHEDULE

                       VALUATION AND QUALIFYING ACCOUNTS
                                 (IN THOUSANDS)

                                                BALANCE AT     CHARGED TO                     BALANCE
                                                BEGINNING      COSTS AND                      AT END
                                                OF PERIOD       EXPENSES      DEDUCTIONS     OF PERIOD
                                               ------------   ------------   ------------   -----------
Year ended December 31, 1997
Allowance for doubtful accounts..............     $   42         $   12        $    (6)       $   48
Inventory reserves...........................        708          2,476            (55)        3,129
Warranty reserve.............................        648            405           (227)          826

Year ended December 31, 1998
Allowance for doubtful accounts..............     $   48         $   18        $    (1)       $   65
Inventory reserves...........................      3,129          1,326         (3,815)          640
Warranty reserve.............................        826            905           (246)        1,485

Year ended December 31, 1999
Allowance for doubtful accounts..............     $   65         $   30        $    --        $   95
Inventory reserves...........................        640          1,907           (483)        2,064
Warranty reserve.............................      1,485             12           (511)          986

                                 EXHIBIT INDEX

     Certain of the exhibits listed below have been renumbered from prior amendments to this Registration Statement. Those exhibits are identified below.


EXHIBIT
NUMBER                       DESCRIPTION OF DOCUMENT
-------                      -----------------------
 1.1*      Form of Underwriting Agreement
 3.1*      Amended and Restated Certificate of Incorporation of the
           Registrant
 3.2*      Amended and Restated By-laws of the Registrant
 4.1*      Form of Registrant's Class B Common Stock Certificate
 4.2*      Investors' Rights Agreement dated as of October 1, 1997 by and among the Registrant, EMC Corporation, McDATA Holdings
           Corporation and Certain Investors
 4.3*      Amendment No. 1 to the Investors' Rights Agreement dated May
           23, 2000 by and among the Registrant, McDATA Holdings
           Corporation and certain Investors
 5.1       Opinion of Paul T. Dacier, Esq.
10.1*      Asset Transfer Agreement dated as of October 1, 1997 by and among the Registrant, EMC Corporation, and McDATA Holdings
           Corporation
10.2*      Investors' Rights Agreement dated as of October 1, 1997 by and among the Registrant, EMC Corporation, McDATA Holdings
           Corporation and certain Investors (see Exhibit 4.2)
10.3*      Amendment No. 1 to the Investors' Rights Agreement dated May
           23, 2000 by and among the Registrant, McDATA Holdings
           Corporation and certain Investors (see Exhibit 4.3)
10.4*      Services Agreement dated as of October 1, 1997 by and among
           EMC Corporation, McDATA Holdings Corporation and the
           Registrant
10.5*      Letter Agreement dated April 19, 1999 by and between the
           Registrant and McDATA Holdings Corporation
10.6*      Technology Rights Agreement dated as of October 1, 1997 by and among the Registrant, EMC Corporation and McDATA
           Holdings Corporation
10.7*      Amended and Restated Tax Sharing Agreement dated as of May
           31, 2000 by and among EMC Corporation, McDATA Holdings
           Corporation and the Registrant
10.8*      Form of Master Transaction Agreement to be entered into by and among the Registrant and EMC Corporation
10.9*      Form of Indemnification and Insurance Matters Agreement to
           be entered into by and among the Registrant and EMC
           Corporation
10.10*     Master Confidential Disclosure and License Agreement dated as of May 31, 2000 by and among the Registrant and EMC
           Corporation
10.11+*    Reseller Agreement dated as of February 22, 2000 by and
           between International Business Machines Corporation and the
           Registrant
10.12*     Amendment Number One to the Resale Agreement dated June 30,
           2000 by and between International Business Machines
           Corporation and the Registrant (replaced Exhibit 10.12 in
           Amendment No. 1 to the Registration Statement filed on June
           13, 2000)
10.13+*    OEM Purchase and License Agreement dated as of May 19, 2000 by and between EMC Corporation and the Registrant (replaced
           Exhibit 10.12 in the Registration Statement filed with the
           Commission on May 31, 2000 and previously listed as Exhibit
           10.12 in Amendment No. 1 to the Registration Statement filed
           June 13, 2000)

EXHIBIT
NUMBER                       DESCRIPTION OF DOCUMENT
-------                      -----------------------
10.14+*    Development Agreement dated as of May 19, 2000 by and
           between EMC Corporation and the Registrant (previously
           listed as Exhibit 10.13 in Amendment No. 1 to the
           Registration Statement filed on June 13, 2000)
10.15+*    Manufacturing Agreement dated as of June 17, 1996 by and
           between SCI Systems, Inc. and the Registrant, Addendum
           Number 1 thereto, dated as of May 23, 1996 and Addendum
           Number 2 thereto, dated as of April 30, 1998 (previously
           listed as Exhibit 10.13 in the Registration Statement filed on May 31, 2000 and as Exhibit 10.14 in Amendment No. 1 to
           the Registration Statement filed on June 13, 2000)
10.16+*    OEM and License Agreement dated as of April 27, 1999 by and between Brocade Communication Systems, Inc. and the
           Registrant (previously listed as Exhibit 10.14 in the
           Registration Statement filed on May 31, 2000 and as Exhibit
           10.15 in Amendment No. 1 to the Registration Statement filed on July 13, 2000)
10.17*     Lease dated September 12, 1997 by and between the Registrant and WHLNF Real Estate Limited Partnership (previously listed as Exhibit 10.15 in the Registration Statement filed on May
           31, 2000 and as Exhibit 10.16 in Amendment No. 1 to the
           Registration Statement filed on July 13, 2000)
10.18*     Lease dated November 2, 1999 by and between the Registrant and the Mills Family LLC (previously listed as Exhibit 10.16 in the Registration Statement filed on May 31, 2000 and as
           Exhibit 10.17 in Amendment No. 1 to the Registration
           Statement filed on July 13, 2000)
10.19*     Lease dated May 28, 1997 by and between the Registrant and
           1211486 Ontario Limited (previously listed as Exhibit 10.17 in the Registration Statement filed on May 31, 2000 and as
           Exhibit 10.18 in Amendment No. 1 to the Registration
           Statement filed on July 13, 2000)
10.20*     Form of Severance Agreement (previously listed as Exhibit
           10.18 in the Registration Statement filed on May 31, 2000
           and as Exhibit 10.19 in Amendment No. 1 to the Registration
           Statement filed on July 13, 2000)
10.21*     1997 Stock Option Plan (previously listed as Exhibit 10.19 in the Registration Statement filed on May 31, 2000 and as
           Exhibit 10.20 in Amendment No. 1 to the Registration
           Statement filed on July 13, 2000)
10.22*     Form of Stock Option Agreement for 1997 Stock Option Plan
           (previously listed as Exhibit 10.20 in the Registration
           Statement filed on May 31, 2000 and as Exhibit 10.21 in
           Amendment No. 1 to the Registration Statement filed on July
           13, 2000)
10.23*     Description of Registrant's Management Bonus Program
           (previously listed as Exhibit 10.21 in the Registration
           Statement filed on May 31, 2000 and as Exhibit 10.22 in
           Amendment No. 1 to the Registration Statement filed on July
           13, 2000)
21.1*      List of Subsidiaries of the Registrant
23.1       Consent of PricewaterhouseCoopers LLP, Independent
           Accountants
23.2*      Consent of Counsel (included in Exhibit 5.1)
24.1*      Power of Attorney (included on the signature page in Part
           II, as previously filed with the Securities and Exchange
           Commission)
27.1*      Financial Data Schedule


-------------------------
 * Previously filed.

 + Portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission pending a request for confidential treatment.